

Genzyme Corporation

2004 Annual Report

Building a Sustainable Future



About the cover photo

Mona Sleiman, shown here at 13 months of age, was diagnosed with Pompe disease at 3 months old. Her family looks forward to the approval of Myozyme, Genzyme's therapy for treating this disorder. Myozyme is Genzyme's largest development program. Regulatory filings are underway in Europe and will soon follow in the United States and Japan.

About Genzyme

One of the world's leading biotechnology companies, Genzyme is dedicated to making a major positive impact on the lives of people with serious diseases. Founded in 1981, Genzyme has grown from a small start-up to a diversified enterprise with annual revenues exceeding $2 billion and more than 7,000 employees in locations spanning the globe. With many established products and services helping patients in more than 80 countries, Genzyme is a leader in the effort to develop and apply the most advanced technologies in the life sciences. The company's products and services are focused on rare inherited disorders, kidney disease, orthopaedics, cancer, transplant and immune diseases, and diagnostic testing. Genzyme's commitment to innovation continues today with a substantial development program focused on these fields, as well as heart disease and other areas of unmet medical need.

Contents

2004 – A Transforming Year

Genzyme had a great year in 2004, decisively confirming our strategy for long-term sustainability and consistent future growth. We achieved strong results across all of our businesses, allowing us to invest in new medical areas, such as oncology, while expanding our established areas of focus. We exceeded our goal by generating 31 percent non-GAAP earnings per share growth through a successful strategy based on:

- Diversifying across a carefully selected set of medical areas, technologies, and products.
- Using the infrastructure we have built in manufacturing, distribution, clinical and regulatory affairs, and sales and marketing to maximize business performance.
- Expanding our global reach in sales, manufacturing, and research to benefit patients in all corners of the world.

2004 Highlights

- Genzyme's $2.2 billion revenue for 2004 represents a 40 percent increase over 2003 and broad-based growth across our range of businesses, while confirming the benefits of diversification.
- Two major growth drivers led our performance. Renagel revenue rose 29 percent to $364 million, and Fabrazyme revenue more than doubled to $209 million as access to this life-saving therapy became available in more than 30 new markets.
- Our global presence expanded, and about half of our sales revenue came from outside the United States.
- We generated approximately $100 million of cash each quarter, demonstrating strong financial performance.
- Tight fiscal controls have allowed us to absorb three major acquisitions while growing non-GAAP earnings per share.

(Dollars in thousands, except per share data)	2004	2003	2002	2001	2000
Summary of Operations*					
Revenues	$ 2,201,145	$ 1,574,817	$1,080,185	$ 981,926	$ 752,483
Product and service gross margin	1,599,997	1,143,123	808,194	735,445	550,415
Operating profit	252,913	174,012	207,657	92,150	143,480
Net income allocated to Genzyme Stock	86,527	94,283	178,526	44,543	121,455
Earnings per share (diluted)**	$ 0.37	$ 0.42	$ 0.81	$ 0.21	$ 0.68
Financial Position*					
Cash and investments	$ 1,081,749	$ 1,227,460	$1,149,145	$1,041,500	$ 531,326
Working capital	1,009,231	930,951	825,573	473,870	434,412
Total assets	6,069,421	5,004,528	3,555,801	3,225,254	2,499,053
Long-term obligations	1,064,867	1,676,091	695,045	702,201	582,190
Stockholders' equity	$4,380,156	$2,936,412	$2,585,884	$2,280,352	$ 1,750,280

** Reflects 2-for-1 stock split of Genzyme Stock in June 2001. Based on net income per share allocated to Genzyme Stock.

* Represents the operations and financial position of Genzyme General Division from January 1, 2000 through June 30, 2003 and the operations of Genzyme Corporation from July 1, 2003 through December 31, 2004.


Revenues ($ in millions)
752.5
981.9
1080.2
1574.8
2201.1
2000
2001
2002
2003
2004


Gross Margin ($ in millions)
550.4
735.4
808.2
1143.1
1600.0
2000
2001
2002
2003
2004


Operating Profit ($ in millions)
143.5
92.2
207.7
174.0
252.9
2000
2001
2002
2003
2004

To Our Shareholders The future at Genzyme looks bright following yet another transforming year in 2004. To continue to deliver on our commitments, we increased the diversification of our product portfolio while broadening our worldwide reach. In doing so, we have reshaped Genzyme to create long-term sustainability while fulfilling our responsibility to reach as many patients as possible.



Financial results confirm strategy
Our strategy of diversification across five important and clearly defined medical areas and our diagnostics business was instrumental in generating our strong, broad-based financial performance in 2004. We ended the year with $2.2 billion in revenue and, equally important, this growth was evident across the full spectrum of our products and services. In 2005, we expect revenues between $2.5 and $2.7 billion.

Building sustainable businesses
Early in 2004, we announced our intention to create a comprehensive oncology franchise. By year-end, we completed the acquisition of ILEX Oncology, Inc., a leading development-stage cancer company, and IMPATH Inc.'s Physician Services business, one of the largest and highest-quality oncology testing labs in the nation. As a result, we now have two cancer drugs on the market, helping both adults and children with difficult forms of leukemia; a rich oncology pipeline from both Genzyme and ILEX labs; and a premier cancer testing business.

In the first days of 2005, we bought back the sales and marketing rights to Synvisc from Wyeth in the United States and five European countries. This strategic move positions us to realize the full value of the lead product of our orthopaedics franchise, which will have a positive impact on revenues, earnings, and gross margin. We now will reap the entire benefit of our investment in Synvisc, designed to capture an increasing share of this expanding market.

We also integrated and are now expanding in the transplant area that we entered with the acquisition of SangStat Medical Corporation in late 2003. We are studying new uses for Thymoglobulin in the category of immune diseases.

Responsibility to patients worldwide
Genzyme's core responsibility is to create safe and effective products with high medical value and to help ensure patient access to them. Following this course, we have made great progress in expanding geographical markets for our products. Fabrazyme, launched in Europe in 2001, the United States in 2003, and Japan in 2004, is now helping patients in 39 countries, and its sales more than doubled in 2004. Cerezyme continued to grow, treating patients in 80 countries, even as our financial reliance on it decreased. Renagel revenue increased by 29 percent in 2004, and this product is now marketed in 45 countries. Overall, nearly half of our revenue for the year was generated from outside the United States.

We will continue to improve access for patients around the world as we make further investments in developing new markets in 2005, with particular focus on the Americas and the Asia-Pacific region.

A strong, global infrastructure

As a vertically integrated company, our capabilities span research and development, the clinical and regulatory process, manufacturing and distribution, and sales and marketing. We have built a truly global organization, not only in terms of sales, but also in R&D and manufacturing. This infrastructure allows us to maximize the potential of each product across geographies and additional indications. We continually expand our pipeline with a balanced mix of internally developed and partnered programs. We invest in the growth and development of our employees by providing challenging work experiences and an environment that fosters collaboration and innovation.

Choosing priorities

Genzyme is committed to developing products that make fundamental improvements in the lives of people with serious diseases. Once we have identified a potentially effective treatment, we are driven to remain steadfast in our commitment to reach patients with an approved therapy. There is no better example than Myozyme, our treatment for Pompe disease. We have worked with a tremendous sense of urgency to develop a treatment for this devastating genetic disorder. We have faced and overcome extraordinary challenges in our development efforts and never given up, because we believed we could make a difference for patients and their families. This program has required the enormous dedication of hundreds of employees across the company. Our investment in the program underscores this broad effort as we fulfill our responsibility to Pompe patients and their families. Through 2005, we will have spent approximately $500 million to bring a Pompe therapy to market. Beyond this year, we will continue to invest several hundred million dollars in our Pompe program, as we conduct additional studies, expand manufacturing capacity, and research next-generation therapies. Following our application in late 2004 for marketing approval in Europe, we plan to file in the United States and Japan during 2005 and anticipate a 2006 launch.

Approach to growth

To maintain our historical growth rate of approximately 20 percent annually, we will take full advantage of our research and development programs and of the exciting opportunities that we attract. We evaluate such opportunities thoroughly and enter only into relationships where we can add significant value. Science is moving at an unprecedented pace, and the best programs – no matter where initiated – need the kind of infrastructure we have so carefully built.

The work ahead

I would like to take this opportunity to thank our employees for their dedication and hard work in 2004, and to extend a warm note of welcome to those who have joined Genzyme from ILEX, IMPATH, Wyeth, and elsewhere. We also welcome Gail K. Boudreaux, president of Blue Cross and Blue Shield of Illinois, to our board of directors. She brings particularly valuable experience from more than 20 years of leadership in the managed care and health insurance industries. The talents, energy, and determination of each Genzyme employee enable us to continue in the work ahead. Together, and with the support of our shareholders, we will act with a sense of urgency to advance solutions for patients with compassion and dedication to quality.

Sincerely,



Henri A. Termeer
March 28, 2005



A Future of Hope

Genzyme offers the hope of healthier, more active lives to patients around the world through our products and our support in the creation of sustainable health-care systems. Luo Miao, 18, of Shi Jiangzhuang, China, shown here with her sister, Luo Weize, receives Cerezyme therapy for her Gaucher disease through a Genzyme partnership with Project HOPE. In 2004, Genzyme renewed its commitment to this humanitarian initiative for five more years. Across our products, more than 500 patients with genetic diseases receive free drug from Genzyme, and many more have access to Renagel at nominal cost.

Building a Sustainable Future

Genzyme pursues innovation in discovery and development and the strategic acquisition of new resources. Our ability to execute creates the opportunities to support long-term growth.

Developing an oncology franchise

In 2004, Genzyme established a commercial oncology franchise that provides a foundation for a portfolio of innovative products and services addressing the full spectrum of cancer care. We acquired ILEX Oncology, Inc., and as a result now have two marketed cancer therapies, a product candidate in phase 2 development, and a highly regarded clinical development team. We also expanded our oncology testing business through the acquisition of IMPATH's Physician Services business. Both of these additions complement our existing research and development programs in cancer. Our entrance into oncology with marketed products exemplifies our commitment to risk reduction through diversification.

Expanding product uses and markets

We are strengthening our orthopaedics franchise by assuming full control, including sales and marketing, of Synvisc, a product used to treat pain of osteoarthritis of the knee. We continue to invest in the development of next-generation products and in expanding indications. Thymoglobulin, our antibody immunosuppressant, is already a leader in several major world markets. We are expanding it into new geographies and into new uses, such as transplant of other organs or as induction treatment prior to transplant. In the United States and Europe, we are pursuing the expansion of Thyrogen, our thyroid cancer diagnostic, into remnant ablation.

Driving growth worldwide

To ensure our long-term growth, we pursue developments globally, as our new research center in the United Kingdom and our worldwide cell therapy joint venture demonstrate. We are also building the capacity and security of our supply chain by more fully globalizing our core competency in manufacturing. We have now created clinical and regulatory affairs hubs in the United Kingdom, the Netherlands and Japan. As 10 new countries have joined the European Union, we have established offices in four of the key cities, ready to work with governments as they increase economic support for improving health-care systems. We engage in such work around the world to bring our products to more patients. Across all our product lines, we are leveraging our global technology, manufacturing, clinical and regulatory, and sales and marketing infrastructures.



⊙ Clolar patie

Vincent, age 7, has been receiving Clolar as part of a clinical trial and now has been in remission from leukemia for two years. He attends kindergarten in New York, where he and his parents are living during his treatment. Vincent looks forward to Fridays, when he sees his family in the Philippines via webcam.

Vincent Manlapaz
Bronx, New York

Focused Medical Areas

DIAGNOSTICS

Genetics/ Diagnostics

- Reproductive Medicine
- Oncology
- Infectious Diseases
- Cardiovascular Diseases

These products and services give patients and their physicians critical information for decision making, allowing quicker, more appropriate treatment. Their importance will increase as therapies become more targeted and personalized. In 2004, we added significantly to our oncology testing capabilities.

THERAPEUTICS

Genetic Diseases

- Cerezyme® imiglucerase for injection
- Fabrazyme® agalsidase beta
- Aldurazyme® laronidase

We have world-renowned expertise in lysosomal storage disorders, rare genetic diseases caused by missing enzymes. In late 2004, we filed for approval of Myozyme in Europe and plan filings in the United States and Japan in 2005.

Renal Disease

- Renagel® sevelamer hydrochloride

Renagel helps control phosphorus levels in kidney hemodialysis patients without adding calcium or metal. We are now investigating additional therapies for patients with other stages and types of renal disease.

Genzyme focuses its efforts on well-defined medical areas with serious, unmet needs where breakthrough therapies and services can significantly improve patients' lives. We currently provide more than 10 major marketed products concentrated in five diverse medical areas, as well as in diagnostic products and services.

Orthopaedics

- Synvisc®
  hylan G-F 20
- Carticel®
  autologous cultured chondrocytes
- MACI®
  Matrix-assisted Autologous *Chondrocyte Implantation*

Marketed in more than 60 countries, Synvisc relieves the pain of osteoarthritis of the knee. Carticel and MACI are unique cell therapies for articular knee cartilage injuries. We are actively developing the next generations of these successful orthopaedics products.

Oncology/ Endocrinology

- Campath®
  alemtuzumab for injection
- Clolar®
  clofarabine
- Thyrogen®
  thyrotropin alfa for injection

Campath and Clolar address different forms of leukemia. We are committed to supporting these products through studies of new therapeutic applications and in earlier-line treatment for their approved indications. Thyrogen, our thyroid cancer diagnostic, has now been approved for therapeutic use in Europe in combination with radioiodine, and we anticipate U.S. approval in 2005.

Transplant/ Immune Diseases

- Thymoglobulin®
  anti-thymocyte globulin rabbit
- Lymphoglobuline®
  anti-thymocyte globulin equine

Thymoglobulin is the standard of care in acute renal transplant rejection. We are investigating its use in induction and bone marrow transplantation, together with its application to other organs and to the treatment of immune-mediated diseases.

Two-year-old Yuua has been diagnosed with Fabry disease, but his twin brother, Toshia, does not have this condition. Their mother and grandmother have also been diagnosed, and the grandmother has begun Fabrazyme therapy. Fabrazyme was approved in Japan in 2004.

Yuua Matsui
Nagoya, Japan


with Fabry

Genetic Diseases

Genzyme's patient focus led us to pioneer therapeutic treatments for rare genetic diseases known as lysosomal storage disorders (LSDs). We now have three marketed LSD products, and a fourth has entered the regulatory approval process. Our continued success is based on our ability to meet medical needs and our global commitment to patient care.

Growth in our LSD franchise

Fabrazyme, our enzyme replacement therapy for Fabry disease, grew rapidly in 2004 – revenue more than doubled, and now the majority of treated Fabry patients in Europe use our product. In 2004, Fabrazyme was launched in more than 23 markets, including Japan, and we believe that it will be a growth driver for Genzyme in 2005. A phase 4 post-marketing study was successfully completed in 2004. Fabry patients demonstrated a high level of commitment by volunteering for this placebo-controlled study of their potentially fatal disease despite the availability of commercial treatment. In early 2005, we filed a supplemental application with the U.S. Food and Drug Administration (FDA) to obtain changes in the product label that incorporate the findings of this study, and we are taking similar steps in Europe and other regions.

Aldurazyme, which we developed jointly with BioMarin Pharmaceutical Inc. to treat MPS I, is now available in more than 30 markets. MPS I attacks young children, and we are engaged in educating pediatricians to accelerate referrals to geneticists for diagnosis and treatment. To validate our belief that early treatment can improve outcomes, we are conducting a study of MPS I patients under age 5 that should be completed in 2005.

Cerezyme, the world's standard of care for Gaucher disease, continued to grow steadily. We focused on product and service enhancements and on providing greater access, both commercial and humanitarian, to patients throughout the world.

We are pursuing a global strategy for Myozyme, our enzyme replacement therapy for Pompe disease, which we are preparing to launch in early 2006.

Building sustainable health-care systems

With our leadership in diseases that affect small numbers of patients comes a responsibility to reach all patients. Because there is little awareness of these conditions, we work to educate physicians and target patient populations, together with establishing patient registries and centers of excellence. We believe that effective treatment demands diagnostics as well as therapeutics, so we have funded the development of improved newborn screening tests for the medical community. Because these diseases need to be managed closely to ensure compliance and optimal outcomes, we are working with leading physicians on a disease management approach, by which they monitor each patient's progress according to an established set of therapeutic goals. This approach is especially important because of the wide variability in each patient's symptoms and severity of disease. Genzyme continues to innovate, perhaps even to replace our own successful treatments with newer options such as oral therapies and ultimately gene therapy. Since drugs for very rare diseases are expensive to develop and cannot attain the volume to reduce costs, we will continue to work with governments and insurers to demonstrate their value to patients and society.

Renal Disease

Renagel is growing significantly around the world based on its strong foundation in the United States, Europe, and Japan. With more than 1.2 million people around the globe undergoing kidney dialysis, the need and the prospects are both substantial.

A strong foundation for growth

Our therapy for controlling phosphorus levels in kidney dialysis patients without the use of calcium or metal, Renagel commands about half the U.S. market in the treatment of end-stage renal disease. Opportunities for continued growth are increasing as more physicians recognize its unique combination of benefits and more countries approve it. In 2004, Renagel revenue increased 29 percent, and approximately 300,000 patients in 45 countries now benefit from this product. Outside the United States, it performed particularly well in Europe and Canada. Renagel is established in Brazil, and with its anticipated 2005 launch in Colombia and filings in Peru, Argentina, and Mexico, we look forward to significant growth in Latin America. Renagel's contribution to Genzyme's gross margin has increased as a result of our investments in new facilities in Europe.

A first-line therapy

Renagel is emerging as a first-line therapy because of new guidelines for the treatment of dialysis patients and data from ongoing clinical studies. This usage is supported by the 2003 guidelines of the U.S. Kidney Disease Outcomes Quality Initiative (K/DOQI), which not only target lower serum phosphate levels in dialysis patients, but also recommend against adding to the calcium burden in many patients. Renagel is the only phosphate binder available that contains neither calcium nor metal, providing phosphorus controls without concerns about the accumulation of these substances.

A mounting body of clinical evidence supports the use of our therapy. In the fourth quarter of 2004, Genzyme released positive preliminary data from our post-marketing study of Renagel in patients who are new to dialysis, confirming results of our earlier treat-to-goal study. The data indicate that patients who use Renagel from the time they begin dialysis exhibit significantly less coronary artery calcification over 18 months than those on a calcium-based phosphate binder, while still achieving the K/DOQI target levels of phosphorus and calcium-phosphorus products. In 2005, we expect to release data from a 2,100-patient study of outcomes for patients receiving Renagel and those receiving calcium-based phosphate binders.

Expanding access

Genzyme took a major step to expand access to Renagel in September 2004, when we launched the Renagel REACH Program, driven by our commitment to treating as many patients as possible. A partnership with major providers of Medicare-approved drug discount cards, the initiative enables Medicare beneficiaries to receive Renagel at substantial income-based discounts.

Broadening renal care

Genzyme is committed to serving patients all along the spectrum of renal disease. In early 2005, we initiated a clinical trial for sevelamer carbonate and will begin another for patients with chronic kidney disease (CKD). We believe that 600,000 to 700,000 of the approximately one million CKD patients in the United States will form the market for this product.

Shad Ireland
Inver Grove Heights, Minnesota

Shad has fulfilled his goal of becoming the first person on dialysis ever to compete in and complete an Ironman triathlon. He is sustained by his belief that living with a chronic illness is "not a limitation, but a special invitation to those of us who are willing to accept the challenge."



Don has an active retirement, pursuing his interests in cooking, gardening, tennis, boating, and workouts at the gym, together with volunteer involvement at a health clinic. He especially enjoys spending time with his wife and grandchildren, and taking walks with his dog, Bailey.

Donald Meccia, M.D.
Glenview, Illinois



Orthopaedics

The buyback of U.S. and major European sales and marketing rights to Synvisc positions Genzyme for significant growth in osteoarthritis and creates a sustainable business.

New opportunities with Synvisc

In January 2005, we completed the buyback of the sales and marketing rights to Synvisc from Wyeth in the United States and five European countries. This transaction will have a positive effect on Genzyme's top and bottom lines. We also gained a top-flight sales force, as 95 of Wyeth's U.S. sales representatives have moved to Genzyme and joined with our existing U.S. orthopaedics sales team. Assuming control of the Synvisc franchise enables us to further invest in the product, improve its profitability, forcefully meet competition, and gain the full financial rewards from our efforts.

In the United States and Canada, Synvisc is the leading viscosupplementation product for patients experiencing pain from osteoarthritis (OA) of the knee, and it occupies a top position for this indication in Europe. Because it is delivered directly to the knee by injection, Synvisc does not have the major side effects associated with some systemic non-steroidal anti-inflammatory drugs and COX-2 agents. Additionally, Synvisc is the only viscosupplement on the U.S. market that can provide up to six months of OA knee pain relief with only three injections per treatment regimen.

Marketed in more than 60 countries, Synvisc has been used to treat OA pain in more than three million patients worldwide, with much opportunity for expansion – including Japan, where we anticipate approval in 2005. We are committed to expanding indications to joints beyond the knee through new clinical trials. Enrollment is currently 75 percent complete in a U.S. trial for use of Synvisc in the hip, an indication that is already approved in Europe and Canada. We are enrolling patients in trials of ankle and shoulder indications in Europe. We are also in the clinic with dual next-generation approaches to enhance convenience for Synvisc patients through fewer injections. Synvisc is part of our highly productive biomaterials technology platform, which we are continually leveraging for new product development.

Next-generation Carticel

A unique cell therapy product, Carticel is used to repair injuries to articular knee cartilage that have not responded adequately to prior treatment. On the market since 1995, it has been used in more than 10,000 knees to help patients return to normal activities. In our quest for a less invasive next-generation Carticel, in early 2005 we acquired Verigen AG, a German company with a proprietary cell therapy product that is sold in Europe and Australia. The product, Matrix-assisted Autologous Chondrocyte Implantation (MACI), expands Genzyme's orthopaedics offerings and provides us with an excellent second-generation product to develop for the U.S. market. Based on the strong clinical data from Verigen, we intend to start a U.S. clinical study of this approach in 2006. With this acquisition we also gained manufacturing facilities in Europe and Australia.

Oncology

In 2004, Genzyme established a commercial oncology franchise to provide comprehensive cancer care from diagnostics to therapeutics to follow-up monitoring.

A comprehensive oncology franchise

To begin building a sustainable, competitive business in cancer, Genzyme acquired ILEX Oncology, Inc., which brings an emerging commercial presence, a robust pipeline, and a highly regarded clinical development organization to the company. We also advanced the diagnostic end of the cancer spectrum with the purchase of the oncology and pathology business of IMPATH, the market-leading cancer testing business in the United States. By combining best-in-class diagnostics with a broad portfolio of therapeutics, Genzyme aims to build a well-differentiated oncology franchise.

Genzyme's scientific and business resources and global infrastructure, together with our own cancer pipeline, will accelerate clinical, regulatory, manufacturing, and commercial development of this franchise. The oncology business fits well with our strategy of addressing defined patient populations, particularly because cancer is a group of individual diseases requiring complex, targeted therapies, often in combination, and individualized patient management.

Products and pipeline

Campath is significantly improving treatment for patients with B-cell chronic lymphocytic leukemia (B-CLL) who have been treated with alkylating agents and have failed fludarabine therapy. Developed jointly with Schering AG, it is the first and only monoclonal antibody to win FDA approval for treating patients with B-CLL. Studies are currently underway to expand Campath's label for earlier-line use in B-CLL and in other cancers and diseases, including multiple sclerosis.

In the last days of 2004, the FDA granted marketing approval for Clolar, the first new leukemia drug approved specifically for children in more than a decade. Clolar is indicated for the treatment of children with refractory or relapsed acute lymphoblastic leukemia (ALL). Because of the extreme need of these patients, Genzyme launched the drug and was taking orders from leading cancer centers across the country within two weeks of the approval. An estimated 3,400 new cases of pediatric acute leukemia, of which ALL is the most common form, will be diagnosed in the United States in 2005. Today the market for Clolar is approximately 500 to 1,000 patients per year. Genzyme will conduct post-marketing evaluation of the drug in pediatric ALL in combination with existing therapies, and we are also investigating it in adult cancers and solid-tumor indications.

Cancer and endocrinology

Thyrogen is currently an important adjunct to thyroid cancer therapy because it can lead to earlier detection of recurrence and prevent deaths from this highly treatable disease. Becoming the standard of care, Thyrogen grew nearly 50 percent in 2004, with a dedicated sales force and growing commercial infrastructure. We have also completed a successful study of Thyrogen in remnant ablation following thyroid cancer surgery and filed for regulatory approval. The European Union approved this indication in the first quarter of 2005, and we anticipate U.S. approval later in the year. There are about 35,000 thyroid remnant ablation procedures each year in the United States and Europe, and we estimate that Thyrogen has the potential to be used by up to 80 percent of these patients.



Steve Behm
Virginia Beach, Virginia

Steve received Campath for his B-cell chronic lymphocytic leukemia after fludarabine therapy failed. Today, two-and-a-half years later, he is pursuing his career in business development, and his energy level is high. "While there is no cure, Campath did a phenomenal job of giving me back a normal life," Steve reports.



Transplant and Immune Diseases

Thymoglobulin, our best-in-class immunosuppressant, is the standard of care for treating and preventing acute rejection in kidney transplant patients. This therapy is our first commercial product in diseases of the immune system.



⊙ Thymoglobulin patient

Glenn Thomas
Minneapolis, Minnesota

In December 2004, Glenn received a kidney transplant thanks to an organ donation from his girlfriend. With the successful transplant behind him, Glenn can spend more time with his 2-year-old son, James, and he is looking forward to returning to his job in construction.

Geographic expansion

Thymoglobulin is well established in the United States, Canada, and, with a label for broader use, in Europe. We are now bringing this product to new regions in Asia, the Pacific, and Latin America. In 2005, we anticipate filing for approval of Thymoglobulin in Australia. We also expect to commercialize Thymoglobulin in Latin America. We have filed for approval of this product in Japan, where we also market Lymphoglobuline for severe aplastic anemia.

To meet increasing demand, in 2004 we made significant process and quality assurance improvements in our manufacturing facility in Lyon, France. We are also integrating Thymoglobulin into our own distribution system. In 2005, we plan to begin packaging at our Haverhill plant and to move the finishing operation to our Waterford facility in 2006. We are centralizing customer service in the Netherlands and the United States.

Investigating new uses

With the goal of improving the long-term health of patients, we are expanding the market for Thymoglobulin with studies and publications of new uses. In January 2005, we completed enrollment in a clinical trial of this product to prevent rejection in recipients of living donor kidney transplants and help mitigate serious side effects. We expect to present interim data at the American Transplant Congress in May 2005. We also began enrollment of a trial of Thymoglobulin as a conditioning therapy for bone marrow transplant in patients with severe leukemia. In early 2005, we initiated a trial of Thymoglobulin induction in the liver, which we hope to complete during the year. After the kidney, the liver is the organ most often transplanted.

Genzyme is committed to the wide range of immune-mediated diseases. We are studying a number of product candidates and believe that Thymoglobulin has potential beyond transplant. Because we are focused on breakthrough products, we are exiting the market for the generic cyclosporine and Gengraf.

Genetics and Diagnostics

While maintaining leadership in reproductive testing services, Genzyme has greatly expanded its oncology testing services. Diagnostics and therapy are particularly aligned in this medical area.

⊙ Diagnostic testing

Genzyme Genetics Laboratory
New York, New York

Flow cytometry technologist Ruoxing Shi analyzes data in our new flow cytometry lab in New York City. Flow cytometry is one of the 18 platforms used by our testing services business to diagnose different forms of leukemia and lymphoma.



Strengthening capacity

With the acquisition of IMPATH's Physician Services business, a market leader in the rapidly expanding area of oncology testing, Genzyme further strengthened its testing and counseling services business. The acquisition brings us a wide array of both solid-tumor and blood-based oncology diagnostics, a broad and deep technology infrastructure, and one of the largest laboratories in the country specializing in cancer testing. Genzyme also gains an expert team of board-certified pathologists and laboratories in New York, Phoenix, and Los Angeles.

This far-reaching capacity in oncology testing is essential to our goal of providing comprehensive cancer care services. Without accurate diagnosis, cancer patients cannot be treated effectively. Even within a single diagnosis, different patients may react better to some treatments than others. Diagnostics can help predict the most appropriate therapeutic course, especially as cancer treatment becomes increasingly patient specific.

Information for decision making

All of our genetic testing services provide patients and their doctors with much needed information – not only diagnosis of disease, but also assessment of risk factors. Our test menu spans reproductive, pediatric, and adult medicine, and it includes the most extensive cystic fibrosis screening test commercially available. In 2004, we added preimplantation genetic diagnosis, a cutting-edge technology increasingly used in infertility treatment, to our reproductive testing services. We also expanded our maternal serum screening menu with the addition of three noninvasive screening tests for use in pregnancy.

Diagnostic products and tests

In addition to being a major supplier of raw materials and novel clinical chemistry reagents, Genzyme develops and markets high-value diagnostic tests that offer ease of use and objective results, together with quicker turnaround or better performance than conventional detection methods. With a focus on cardiovascular health, in 2004 we added wide-range C-reactive protein (CRP) to our portfolio of cholesterol-related raw materials and reagents. In the infectious disease area, we introduced two innovative rapid tests for the diagnosis of vaginitis, both of which allow for detection at the point of care.

A Future of Innovation

Genzyme's sustainability depends upon constant innovation and discipline in the drug discovery and development process. We take a portfolio approach, focusing development efforts on specific medical areas and selecting from a broad technology base to identify the best treatment alternative for a particular disease.



Genzyme is planning to initiate a clinical trial for ASM-deficient Niemann Pick disease. This microscopic image of a Niemann Pick liver is stained in red with CD68 to highlight Kupffer cells enlarged with sphingomyelin, a central component of the disease.



Science at the core

Genzyme has built its research and development organization on scientific thinking and practices of the highest quality, and we have been honored for the second consecutive year as a top employer of scientists on a global basis in a survey by the American Association for the Advancement of Science. As well as the excellence of our science, it is the way our discovery and development efforts are organized that makes us productive.

To help manage the risk inherent in the drug discovery process, we have built a broad array of technology platforms – including proteins, small molecules, polymers, biomaterials, and gene and cell therapies. Even so, we do not look at biological problems from a technology perspective. Rather, we focus on a diverse set of five medical areas aligned with our business units. Within these areas, we pursue a variety of diseases and identify the most promising technologies. Through this approach, we have discovered molecules that show promise for multiple diseases or for working in combination with other therapies. We have also been able to target new indications for existing products by fully investigating mechanisms of action.

Pipeline management

Another key strategy for risk reduction is managing the pipeline so that it contains a healthy balance of products at all stages of development. To accomplish this objective, we seek product candidates both from our own laboratories and through collaborations of various types. Our scientific expertise allows us to thoroughly evaluate partnership options in order to identify the most promising opportunities for us to make a contribution to product development.

Global resources

In research and development, as in other aspects of business, Genzyme is expanding its geographic horizons. In early 2004, we opened our new discovery research center in Cambridge, United Kingdom, a world hub for biotechnology. Our work there is concentrated on antibody technology and its applications in oncology, renal disease, and immune-mediated diseases, and exciting possibilities are already emerging. This global scientific approach mirrors that taken by our well-established and successful clinical and regulatory organization. Clinical and regulatory hubs are located in the United Kingdom, the Netherlands, and Japan, allowing us to move our products to the market rapidly on a broad front.

In the United States, we are also making significant investments in research infrastructure. We are expanding our facility for small molecule and polymer research in Waltham, Massachusetts, and adding 120,000 square feet of dedicated research space on our main research campus in Framingham, Massachusetts. Both U.S. facilities are expected to open in 2006.

This microscopic image reveals the structure of Thyrogen, our thyroid cancer diagnostic product. We are investigating the use of varied formulations of thyroid-stimulating hormone (TSH) for diseases ranging from multinodular goiter to osteoporosis.





In our protein manufacturing facility at Allston Landing, Massachusetts, we have expanded capacity in order to produce Myozyme as well as Cerezyme and Fabrazyme. Doug Kennedy, cell culture supervisor, works with the production of Myozyme. Shown at right via electron and light micrography are Pompe disease cells.



Late-Stage Clinical Programs

Myozyme: our largest development program
Myozyme, for Pompe disease, is our fourth lysosomal storage disorder therapy. In late 2004, we filed for approval in Europe and plan to do the same in the United States and Japan in 2005. We anticipate decisions from U.S. and European agencies in early 2006. We are putting such great emphasis on Myozyme because there is no approved treatment for Pompe disease, which in its infantile-onset form kills the majority of patients before they reach age 1. Newborn screening is also central to Myozyme's success, since we believe that patients with the most severe form of the disease will receive the greatest benefit if they are treated before 6 months of age.

Tolevamer: a new polymer application
Based on the positive results of a multicenter phase 2 clinical trial of tolevamer sodium, in early 2005 Genzyme began enrolling patients in a phase 3 trial involving approximately 1,000 patients and more than 250 clinical centers in Europe, North America, and Australia. Tolevamer is being developed as a novel, nonabsorbed polymer therapy that could be the first nonantibiotic treatment for Clostridium difficile-associated diarrhea (CDAD).

CDAD is a widespread problem among hospitalized patients, with more than 400,000 cases annually in the United States alone, resulting in prolonged hospitalization and approximately 5,000 deaths. As a nonabsorbed binder of the toxins that cause CDAD, Tolevamer offers the potential to reduce antibiotic use as well as to treat the disease effectively. The data indicate that it may be particularly valuable in preventing recurrence and consequent rehospitalization.

TSH: beyond Thyrogen
Well established as a diagnostic that has changed thyroid cancer management, Thyrogen, our thyroid-stimulating hormone (TSH) product, is now progressing toward therapeutic use in remnant ablation following the surgical removal of the cancerous thyroid. We received approval for this indication in Europe in early 2005 and expect FDA action in the second half of the year.

In early 2005, we completed our phase 1 clinical trial of TSH in nontoxic multinodular goiter. There is currently no completely effective treatment for this condition, and our approach offers the potential of efficacy by noninvasive means. We are now developing a formulation of recombinant TSH best suited to the goiter patient population. Looking ahead, we are investigating the potential of TSH in other diseases with different patient populations, including osteoporosis and other bone disorders.

Process engineer technician Chris Heeley prepares to sample Myozyme at Allston Landing.





Genzyme continues to invest significantly in laboratories for research and development. Following the successful opening of our discovery research center in Cambridge, England, we are adding major, state-of-the-art research space in Massachusetts.



Progress Across Medical Areas

Oncology

We are building our oncology franchise with clinical and preclinical programs in a variety of cancer types. The most advanced is tasidotin, a synthetic analog of the natural substance dolastatin that has a unique mechanism of action targeting tubulin. We are currently conducting phase 2 clinical trials of tasidotin in three solid-tumor indications – prostate cancer, melanoma, and non-small-cell lung cancer, which accounts for 80 percent of all lung cancers. We expect to have data from these trials in 2005. Tasidotin complements our marketed cancer therapies because it is directed at solid tumors rather than cancers of the blood.

We are also actively working to expand the use of Campath. Enrollment is complete in a phase 3 trial for earlier-line use in B-CLL. Progress is encouraging, and data are due in 2005. Additionally, an earlier-stage clinical study of Campath in non-Hodgkin's lymphoma is in progress. Campath may have potential outside of cancer, and we have completed enrollment in a phase 2 trial of this drug to treat multiple sclerosis. We are also expanding the use of Clolar, first by studying its efficacy in adult leukemia beginning in 2005 and continuing to investigate its application to a range of hematologic malignancies and solid-tumor cancers.

In 2005, we anticipate having results from our phase 1 trial of the small molecule DENSPM in liver cancer. We are preparing to enter the clinic with cancer applications of our GC1008 antibody molecule, a collaboration with Cambridge Antibody Technology. We have made excellent progress in our antibody collaboration with the pharmaceutical division of Kirin Brewery of Japan around our proprietary portfolio of tumor endothelial markers (TEMs), and we plan to enter a candidate into preclinical development in the second half of 2005. Because cancer drugs are most often used in combination, our varied approaches offer distinct advantages. We are developing both small molecules and antibodies and are targeting both tumors and their blood supply.

Cardiovascular diseases

In 2004, we accelerated our ongoing work in some of the most intractable cardiovascular conditions by forming a joint venture with Medtronic, Inc., the world's leading medical technology company. The joint venture is conducting a phase 2 clinical trial of cell therapy to repair damaged heart tissue, collaborating on advanced devices to deliver cells to the heart in a less invasive manner, and pursuing potential next-generation cell therapy approaches.

In early 2005, we initiated a phase 2 clinical trial of our proprietary gene HIF-1-alpha in peripheral arterial disease. This is Genzyme's first study of a gene therapy to advance to phase 2.

Frank Costanzo, a cytogenetic technologist in our New York oncology testing facility, examines cytocentrifuge tubes containing cultured white blood cells.





Cerezyme, our protein therapy for Gaucher disease, is shown in this microscopic image. We are now in the clinic with an oral, small molecule treatment for this disorder.

Genetic diseases

Genzyme is committed to new approaches to lysosomal storage disorders, and we are developing treatments that will complement or replace our current infusion enzyme replacement therapies. We have completed a phase 1 trial for an oral, small molecule treatment for Gaucher disease and plan to initiate a phase 2 trial in 2005. We also anticipate beginning a phase 1 trial for ASM-deficient Niemann Pick disease, a progressive and fatal neurodegenerative LSD, in 2005. We have made a significant commitment to gene therapy for LSDs for 2005 and are optimizing the delivery of missing enzymes directly to the brain through gene transfer. This approach may also hold promise for other diseases.

Genzyme is making an important contribution to patients with LSDs by facilitating the development of newborn screening tests. We are not commercializing this work, but rather making it available to aid in early intervention and treatment. The technology allows newborns to be screened for a broad range of LSDs. It is now being evaluated in pilot studies and could be added to standard newborn screening programs in the next few years.

Our small molecule iron chelator entered a phase 1-2 trial in 2004. This therapy is directed at patients with forms of chronic anemia, who are subject to iron overload because of the frequent infusions necessitated by their primary disease. Patients in the trial have thalassemia, which has the greatest requirement for iron clearance of all anemias.

Immune-mediated diseases

Based on productive work in 2004, we plan to enter the clinic with three programs directed at diseases of the immune system during 2005. One study will investigate our multiple-indication molecule GC1008, an antagonist to TGF-beta, in idiopathic pulmonary fibrosis. This disease affects approximately 100,000 patients worldwide with an estimated 50 percent mortality within three years, and it has no approved therapy. Spanning the immune and renal areas, we are also advancing GC1008 as a potential treatment for kidney sclerosis, which eventually leads to end-stage renal disease. Another trial will examine an antibody to the Fc receptor CD16 molecule in idiopathic thrombocytopenic purpura.

The Immune Tolerance Network is collaborating with Genzyme and sponsoring a clinical trial of Thymoglobulin to modify the immune systems of patients with Type 1 diabetes. We hope to begin this trial in 2005. Scientists and physicians are studying Thymoglobulin in many uses, and there is high interest in developing new products based on its mechanism of action.

Renal disease

We are continuing to investigate our small molecule treatment for polycystic kidney disease. Preclinical work has demonstrated that this molecule is a potent inhibitor of cyst formation *in vivo*. We believe that it may also have potential in other polycystic disorders.

Genetics/Diagnostics Pipeline

		Research	Development
Oncology	FLT-3 mutation analysis – acute myeloid leukemia		
	Gleevec resistance assay – chronic myeloid leukemia		
	WT-1 quantitative assay – acute myeloid leukemia		
	Colorectal cancer specific prognostic markers		
Reproductive	Full gene sequencing – rare mutations		
	Maternal serum screening menu additions		
	Comparative Genomic Hybridization – microdeletion disorders		
Cardiovascular	Cardiovascular markers		
Infectious Disease	*C. difficile* associated diarrhea (CDAD) assay		
	Lyme disease assay		

Product Development Pipeline

	Research	Preclinical	Clinical Trials: Phase 1	Clinical Trials: Phase 2	Clinical Trials: Phase 3	Postmarketing Studies
Genetic Disease						
Aldurazyme – < 5 years old pediatric study						X
Cerezyme – product enhancements						X
Fabrazyme – clinical benefit						X
Fabrazyme – pediatric study						X
Myozyme – Pompe disease					X	
Iron chelator – iron overload diseases				X		
Genz-112638 small molecule – Gaucher disease			X			
Acid sphingomyelinase – type B Niemann-Pick disease		X				
Gene therapy – type A Niemann-Pick disease		X				
Next-generation Pompe disease	X					
Renal Disease						
Renagel – DCOR end-stage renal disease						X
Sevelamer carbonate – end-stage renal disease			X			
Sevelamer carbonate – chronic kidney disease		X				
Anti-TGF beta – renal and other diseases		X				
Small molecule – polycystic kidney disease		X				
Specialty Products						
Tolevamer (toxin binder) – C. difficile-associated diarrhea					X	
Thyrogen – ablation of thyroid cancer				X		
Thyrogen – nontoxic multinodular goiter			X			
Sepraspray		X				
Immune Disease						
DX-88 – hereditary angioedema				X		
Campath – multiple sclerosis				X		
Thymoglobulin – living kidney donor				X		
Thymoglobulin – bone marrow transplant				X		
Thymoglobulin – liver transplant				X		
GC 1008 – pulmonary fibrosis		X				
Fc receptor antagonist – idiopathic thrombocytopenic purpura		X				
GC 1008 – kidney sclerosis		X				
Genz-29155 – solid organ transplant		X				
MIF inhibitor small molecule – autoimmune disease	X					
Oncology						
Campath – chronic lymphocytic leukemia						X
Clolar – pediatric and adult leukemias						X
Tasidotin – melanoma, lung and prostate cancers				X		
DENSPM – liver cancer			X			
Campath – non-Hodgkins lymphoma			X			
Clofarabine – solid tumors			X			
GC 1008 – solid tumors		X				
TEMs Antibodies – solid tumors	X					
Cardiovascular Disease						
Gene therapy – peripheral arterial disease				X		
Cell therapy – ventricular restoration				X		
Gene therapy – coronary artery disease			X			
Adult stem cells – heart failure	X					
Orthopaedics						
Synvisc for hip – U.S.					X	
Synvisc for other joints, Europe – ankle, shoulder					X	
Second generation Synvisc					X	
Carticel II – U.S.		X				
Joint resurfacing	X					
Third generation Synvisc	X					

A Future of Commitment

Genzyme has a substantial and growing commitment to all of its communities – communities of patients, communities where our facilities are located, and industry and employee communities.

Our social responsibility

We view our most important social responsibility as developing safe and innovative products that make a meaningful difference for patients and then ensuring that patients have access to them. Ensuring access encompasses many things – providing products through humanitarian and other means, working consistently with governments and private insurers to recognize their value, and helping build sustainable health-care systems.

In 2004, we extended the Gaucher Initiative, our partnership with the respected humanitarian organization Project HOPE, to bring Cerezyme therapy to Gaucher disease patients around the world for another five years. Since the inception of this novel partnership in 1999, more than 200 patients worldwide have received treatment with Cerezyme regardless of their access to reimbursement from insurance providers or government authorities. In countries where Project HOPE does not operate, Genzyme has several alternative programs to provide access to Cerezyme. We currently sponsor similar programs for patients with Fabry disease, MPS I, and Pompe disease, treating more than 500 patients around the world.

We also have programs for our other products through disease foundations, including our work with the American Kidney Fund and Renagel. In 2004, we launched the innovative new Renagel REACH Program, through which Medicare beneficiaries are eligible to receive Renagel for either $5 or $25 a month, depending upon income.

Setting the pace in science education

Building on our long-established tradition of developing and supporting science education programs in Massachusetts, Genzyme has expanded this leadership nationally and internationally. We believe that the significance of these efforts cannot be overestimated, especially in supporting teachers and school science programs. They help us give back to the communities where we have operations and to develop the workforce of the



⊙ Science Club for Girls (SCFG) participant

Ashlee Adams
Cambridge, Massachusetts

As a team leader of SCFG's project to develop a cost-effective, responsible way to recycle plastic bottles at Genzyme Center, Ashlee, a 10th-grader, will be a summer intern in our Environmental Department in 2005. We support the SCFG, an innovative after-school program in which volunteers help girls develop science skills.

future, but they also play an even more vital role by providing students and their families with an understanding of science and biotechnology. Because of the importance of science literacy in making informed decisions about public policy, bringing the discussion of science to the kitchen table is a critical aspect of our social responsibility.

Our science education initiatives include teacher development, after-school programs, scholarships and internships, and general literacy. Among current highlights of these initiatives are a high school science award through the Massachusetts State Science Fair; a workforce development program that runs from middle school through high school in Haverhill, United Kingdom; life skills and science career training in Waterford, Ireland; and varied programs in Geel, Belgium, two of which are in partnership with Technopolis, the nation's major science museum.

We also collaborate with others in our industry on science education task forces. In 2004, we introduced the first Biotech Institute National Teacher-Leader Award with a five-year, $337,500 commitment to the nation's leading teachers in biotechnology. Since late 2003, Genzyme has worked with the MassBioEd Foundation to develop its BioTeach program which has the goal of outfitting every high school in Massachusetts with biotechnology laboratory equipment and supplies, teacher training and certification, and workforce development activities.

Environmental leadership

We also contribute to our communities by taking an environmentally responsible approach to manufacturing and to the design and construction of facilities. Genzyme measures the performance of all its facilities against its global standard for such performance indicators as water and energy use, air emissions, solid waste reduction and recycling, and regulatory compliance. We strive to be a good citizen in developing new facilities around the world.

A Future of Growth

In 2004, the Dow Jones Sustainability World Index selected Genzyme for membership because of our economic, environmental, and social performance. The index, made up of the top 10 percent of companies for sustainability worldwide, recognizes the relationship between corporate sustainability and long-term shareholder value.



⊙ Protein manufacturing

Allston Landing Plant
Allston, Massachusetts

Due to yield improvements in producing Cerezyme over the years, we have been able to increase production capacity at Allston Landing by 50 percent to make Fabrazyme and Myozyme, while still completing the production of Thyrogen.

Defining sustainability

Like everything else at Genzyme, sustainability ultimately flows from our commitment to patients. Because we address serious unmet medical needs, we have diversified among medical areas. Because we assume the responsibility for getting our products to patients, we have built a solid infrastructure that includes discovery and development, clinical and regulatory affairs, manufacturing and distribution, and sales and marketing. Because we strive to treat all patients who can benefit from our products, we operate worldwide. Our concentration on five medical areas balances product risk, we leverage our infrastructure for a strong supply chain and margin improvements, and our global sales and manufacturing capabilities provide a natural hedge against regional financial cycles.

Financial performance and goals

Our financial performance in 2004 demonstrates that we are proceeding on a sustainable course. We exceeded our projections for revenue growth, profit, and earnings per share while holding our operating expense increase to the level we had targeted. Revenues from our marketed products increased across the board, with most surpassing our expectations. This kind of performance stems not only from diversification, leverage of our infrastructure, and global operations, but also from our disciplined fiscal controls. By managing on a cash flow basis, over the past several years we have increased our profit even while expanding and reshaping our product mix and steadily decreasing our reliance on any one product. Using this approach, we have generated substantial cash for research and development, capital projects, and acquisitions.

We have set a goal of continued earnings growth for 2005. As in the prior year, we expect our current product mix to generate this growth as we expand to new markets and indications while leveraging our manufacturing capacity and managing closely to improve gross margins. In particular, we anticipate that Synvisc will increase its revenue and gross margin contribution now that it is fully under our control. We are confident that our track record of growth and the tremendous momentum resulting from our performance in 2004 will provide a springboard for new levels of success.

Financial Statements

Genzyme Corporation and Subsidiaries

Forward Looking Statements

This report contains forward-looking statements, including the statements regarding Genzyme's future performance and strategy. These statements are subject to risks and uncertainties that could cause actual results to differ materially from those projected in these forward-looking statements. These risks and uncertainties include, among others, our ability to successfully complete preclinical and clinical development of our products and services, including Myozyme; the content and timing of submissions to and decisions made by the FDA, the EMEA and other regulatory agencies; the accuracy of our estimates of the size and characteristics of the markets to be addressed by our products and services, including growth projections; market acceptance of our products and services; the availability and amount of reimbursement for our products and services from third-party payors; our ability to expand the use of current products in existing and new indications, including Renagel, Synvisc, Thymoglobulin and Thyrogen; our ability to manufacture sufficient amounts of our product for development and commercialization activities and to do so in a timely and cost-effective manner; our ability to establish and maintain strategic license, collaboration and distribution arrangements and to manage our relationships with collaborators, distributors and partners; and the other factors described under the heading "Factors Affecting Future Operating Results." We caution you not to place substantial reliance on the forward-looking statements contained in this report and undertake no obligation to update or revise the statements.

Genzyme Corporation Consolidated Selected Financial Data

These selected financial data have been derived from our audited, consolidated financial statements, including the consolidated balance sheets at December 31, 2004 and 2003 and the related consolidated statements of income and of cash flows for the three years ended December 31, 2004 and notes thereto appearing elsewhere herein. You should read the following information in conjunction with our audited, consolidated financial statements and related notes contained elsewhere in this annual report. These selected financial data may not be indicative of our future financial condition due to the risks and uncertainties associated with operating our business including those described under the caption "Management's Discussion and Analysis of Genzyme Corporation and Subsidiaries' Financial Condition and Results of Operations – Factors Affecting Future Operating Results" included in this annual report.

Through June 30, 2003, we had three outstanding series of common stock – Genzyme General Division common stock, which we refer to as "Genzyme General Stock," Genzyme Biosurgery Division common stock, which we refer to as "Biosurgery Stock," and Genzyme Molecular Oncology Division common stock, which we refer to as "Molecular Oncology Stock." We also refer to our series of stock as "tracking stock." Unlike typical common stock, each of our tracking stocks was designed to reflect the value and track the financial performance of a specific subset of our business operations and its allocated assets, rather than operations and assets of our entire company. Through June 30, 2003, we allocated earnings or losses to each series of tracking stock based on the net income or loss attributable to the corresponding division determined in accordance with accounting principles generally accepted in the United States, as adjusted for the allocation of tax benefits.

Effective July 1, 2003, we eliminated our tracking stock capital structure by exchanging, in accordance with the provisions of our charter, each share of Biosurgery Stock for 0.04914 of a share of Genzyme General Stock and each share of Molecular Oncology Stock for 0.05653 of a share of Genzyme General Stock. Options and warrants to purchase shares of Biosurgery Stock and options to purchase shares of Molecular Oncology Stock were converted into options and warrants to purchase shares of Genzyme General Stock. Effective July 1, 2003, we have one outstanding series of common stock. From July 1, 2003 through May 27, 2004, we referred to our outstanding series of common stock as Genzyme General Stock. At our annual meeting of shareholders on May 27, 2004, our shareholders approved an amendment to our charter that eliminated the designation of separate series of common stock, resulting in 690,000,000 authorized shares of a single series of common stock, which we now refer to as Genzyme Stock.

Effective July 1, 2003, as a result of the elimination of our tracking stock capital structure, all of our earnings or losses are now allocated to Genzyme Stock. Earnings or losses allocated to Biosurgery Stock and Molecular Oncology Stock prior to that date remain allocated to those series of stock in the preparation of our consolidated financial statements and are not affected by the elimination of our tracking stock structure. Accordingly, earnings or losses allocated to Biosurgery Stock and Molecular Oncology Stock represent earnings allocated to those tracking stocks through June 30, 2003. Earnings or losses allocated to Genzyme Stock through June 30, 2003 represent the earnings or losses of Genzyme General, as adjusted for the allocation of tax benefits. Earnings or losses allocated to Genzyme Stock after June 30, 2003 represent the earnings or losses for the corporation as a whole.

Genzyme Corporation Consolidated Selected Financial Data – Consolidated Statements of Operations Data

(Amounts in thousands)	For the years ended December 31, 2004	2003	2002	2001	2000
Revenues:					
Net product sales	**$1,976,191**	$1,563,509	$1,199,617	$1,110,254	$811,897
Net service sales	**212,392**	130,984	114,493	98,370	84,482
Revenues from research and development contracts:					
Related parties	**2,850**	2,967	2,747	3,279	509
Other	**9,712**	16,411	12,615	11,727	6,432
Total revenues	**2,201,145**	1,713,871	1,329,472	1,223,630	903,320
Operating costs and expenses:					
Cost of products sold	**448,442**	399,961	309,634	307,425	232,383
Cost of services sold	**140,144**	75,683	66,575	56,173	50,177
Selling, general and administrative (1)	**599,388**	519,977	438,035	424,640	264,551
Research and development (including research and development related to contracts)	**391,802**	335,256	308,487	264,004	169,478
Amortization of intangibles (2)	**109,473**	80,257	70,278	121,124	22,974
Purchase of in-process research and development (3)	**254,520**	158,000	1,879	95,568	200,191
Charge for impaired goodwill (4)	**–**	102,792	–	–	–
Charge for impaired assets (5)	**4,463**	10,894	22,944	–	4,321
Total operating costs and expenses	**1,948,232**	1,682,820	1,217,832	1,268,934	944,075
Operating income (loss)	**252,913**	31,051	111,640	(45,304)	(40,755)
Other income (expenses):					
Equity in loss of equity method investments	**(15,624)**	(16,743)	(16,858)	(35,681)	(44,965)
Gain on affiliate sale of stock (6)	**–**	–	–	212	22,689
Gain (loss) on investments in equity securities (7)	**(1,252)**	(1,201)	(14,497)	(25,996)	15,873
Minority interest	**5,999**	2,232	–	2,259	4,625
Loss on sale of product lines (8)	**–**	(27,658)	–	(24,999)	–
Other (9)	**(357)**	959	40	(2,205)	5,188
Investment income	**24,244**	43,015	51,038	50,504	45,593
Interest expense	**(38,227)**	(26,600)	(27,152)	(37,133)	(15,710)
Total other income (expenses)	**(25,217)**	(25,996)	(7,429)	(73,039)	33,293
Income (loss) before income taxes	**227,696**	5,055	104,211	(118,343)	(7,462)
(Provision for) benefit from income taxes	**(141,169)**	(72,647)	(19,015)	2,020	(55,478)
Net income (loss) before cumulative effect of change in accounting for goodwill and derivative financial instruments	**86,527**	(67,592)	85,196	(116,323)	(62,940)
Cumulative effect of change in accounting for goodwill (2)	**–**	–	(98,270)	–	–
Cumulative effect of change in accounting for derivative financial instruments, net of tax (10)	**–**	–	–	4,167	–
Net income (loss)	**$ 86,527**	$ (67,592)	$ (13,074)	$ (112,156)	$ (62,940)

Genzyme Corporation Consolidated Selected Financial Data – Consolidated Statements of Operations Data (continued)

(Amounts in thousands, except per share amounts)	For the years ended December 31, 2004	2003	2002	2001	2000
Net income (loss) per share:					
Allocated to Genzyme Stock [11,12]:					
Net income before cumulative effect of change in accounting for derivative financial instruments	**$ 86,527**	$ 82,143	$ 150,731	$ 3,879	$ 85,956
Cumulative effect of change in accounting for derivative financial instruments, net of tax [10]	**–**	–	–	4,167	–
Tax benefit allocated from Genzyme Biosurgery	**–**	8,720	18,508	24,593	28,023
Tax benefit allocated from Genzyme Molecular Oncology	**–**	3,420	9,287	11,904	7,476
Net income allocated to Genzyme Stock	**$ 86,527**	$ 94,283	$ 178,526	$ 44,543	$121,455
Net income per share of Genzyme Stock:					
Basic:					
Net income per share before cumulative effect of change in accounting for derivative financial instruments	**$ 0.38**	$ 0.43	$ 0.83	$ 0.20	$ 0.71
Per share cumulative effect of change in accounting for derivative financial instruments, net of tax [10]	**–**	–	–	0.02	–
Net income per share allocated to Genzyme Stock	**$ 0.38**	$ 0.43	$ 0.83	$ 0.22	$ 0.71
Diluted [13]:					
Net income per share before cumulative effect of change in accounting for derivative financial instruments	**$ 0.37**	$ 0.42	$ 0.81	$ 0.19	$ 0.68
Per share cumulative effect of change in accounting for derivative financial instruments, net of tax [10]	**–**	–	–	0.02	–
Net income per share allocated to Genzyme Stock	**$ 0.37**	$ 0.42	$ 0.81	$ 0.21	$ 0.68
Weighted average shares outstanding [12]:					
Basic	**228,175**	219,376	214,038	202,221	172,263
Diluted	**234,318**	225,976	219,388	211,176	193,268
Allocated to Biosurgery Stock [11,14]:					
Genzyme Biosurgery division net loss before cumulative effect of change in accounting for goodwill		$(166,656)	$ (79,322)	$(145,170)	$ (87,636)
Cumulative effect of change in accounting for goodwill		–	(98,270)	–	–
Allocated tax benefit		14,005	9,706	18,189	448
Net loss allocated to Biosurgery Stock		$(152,651)	$(167,886)	$(126,981)	$ (87,188)
Net loss per share of Biosurgery Stock – basic and diluted:					
Net loss per share before cumulative effect of change in accounting for goodwill		$ (3.76)	$ (1.74)	$ (3.34)	$ (2.40)
Per share cumulative effect of change in accounting for goodwill		–	(2.46)	–	–
Net loss per share of Biosurgery Stock – basic and diluted		$ (3.76)	$ (4.20)	$ (3.34)	$ (2.40)
Weighted average shares outstanding		40,630	39,965	37,982	36,359

Genzyme Corporation Consolidated Selected Financial Data – Consolidated Statements of Operations Data (continued)

(Amounts in thousands, except per share amounts)	2004	2003	2002	2001	2000
		For the years ended December 31,			
Allocated to Molecular Oncology Stock [11]:					
Net loss allocated to Molecular Oncology Stock		$ (9,224)	$(23,714)	$(29,718)	$(23,096)
Net loss per share of Molecular Oncology Stock – basic and diluted		$ (0.54)	$ (1.41)	$ (1.82)	$ (1.60)
Weighted average shares outstanding		16,958	16,827	16,350	14,446
Allocated to Surgical Products Stock [11,14]:					
Net loss					$ (54,748)
Net loss per share of Surgical Products Stock – basic and diluted					$ (3.67)
Weighted average shares outstanding					14,900
Allocated to Tissue Repair Stock [11,14]:					
Net loss					$(19,833)
Net loss per share of Tissue Repair Stock – basic and diluted					$ (0.69)
Weighted average shares outstanding					28,716

Consolidated Balance Sheet Data

(Amounts in thousands)	2004	2003	2002	2001	2000
			December 31,		
Cash and investments [15]	**$1,081,749**	$1,227,460	$1,195,004	$1,121,258	$ 639,640
Working capital [16]	**1,009,231**	930,951	630,936	566,798	559,652
Total assets	**6,069,421**	5,004,528	4,093,199	3,935,745	3,318,100
Long-term debt, capital lease obligations and convertible debt, including current portion [17]	**940,494**	1,435,759	894,775	852,555	685,137
Stockholders' equity	**4,380,156**	2,936,412	2,697,847	2,609,189	2,175,141

There were no cash dividends paid.

(1) Selling, general and administrative expenses, or SG&A, for 2002 includes a $3.3 million charge for severance costs and the reversal of $5.5 million of accruals in excess of estimated requirements to fulfill our legal obligations to provide human transgenic alpha-glucosidase during the transition of Pompe clinical trial patients to a product derived from CHO cells. SG&A for 2001 includes $27.0 million of charges resulting from Pharming Group N.V.'s decision to file for and operate under a court supervised receivership.

(2) Effective January 1, 2002, in connection with the provisions of Statement of Financial Accounting Standards, or SFAS, No. 142, "Goodwill and Other Intangible Assets," we ceased amortizing goodwill. We recorded $52.5 million of amortization expense related to our goodwill in 2001. Also, in connection with the adoption of SFAS No. 142, we tested the goodwill of our cardiothoracic reporting unit for impairment and as a result, reduced goodwill by recording a cumulative effect impairment charge of $98.3 million in our consolidated statements of operations for the year ended December 31, 2002.

(3) Charges for in-process research and development, which we refer to as IPR&D, were incurred in connection with the following investment and acquisitions:
- 2004 – $254.5 million related to our acquisition of ILEX;
- 2003 – $158.0 million related to our acquisition of SangStat;
- 2002 – $1.9 million related to our investment in Myosix;
- 2001 – $86.8 million from the acquisition of Novazyme Pharmaceuticals, Inc. and $8.8 million from the acquisition of Wyntek Diagnostics, Inc.; and
- 2000 – $118.0 million from the acquisition of GelTex Pharmaceuticals, Inc. and $82.1 million from the acquisition of Biomatrix.

(4) Represents the write off of the goodwill associated with our orthopaedics reporting unit in June 2003 in accordance with SFAS No. 142.

(5) Charges for impaired assets includes:
- 2004 – $4.5 million charge to write down the assets related to our manufacturing and development facility in Oklahoma City, Oklahoma;
- 2003 – $10.9 million charge, including $8.0 million to write off the fixed assets related to our FocalSeal product and a $2.9 million for the impairment of our manufacturing facility in Fall River, Massachusetts;

Genzyme Corporation Consolidated Selected Financial Data (continued)

- 2002 – $14.0 million to write off engineering costs related to a proposed manufacturing facility in Framingham, Massachusetts and $9.0 million to write off the assets at our bulk hyaluronic acid manufacturing facility in Haverhill, England; and
- 2000 – $4.3 million to write off abandoned equipment at our Springfield Mills manufacturing facility, also in England.

(6) During 2000, in accordance with our policy pertaining to affiliate sales of stock, we recorded gains of $22.7 million relating to public offerings of common stock by our unconsolidated affiliate, GTC Biotherapeutics, Inc. In the year ended December 31, 2001, our gain on affiliate sale of stock represents the gain on our investment in GTC as a result of GTC's various issuances of additional shares of its common stock.

(7) Gain (loss) on investments in equity securities includes the following gains and losses resulting from the sale of equity investments and impairment charges because we assessed the declines in market value to be other than temporary:
- 2004 – a charge of $2.9 million to write down our investment in the common stock of Macrogenics;
- 2003 – a charge of $3.6 million charge to write down our investment in the common stock of ABIOMED, offset in part by $2.4 million of gains on the sales of investments in equity securities;
- 2002 – charges of $9.2 million to write down our investment in GTC, $3.4 million to write down our investment in Cambridge Antibody Technology Group plc, $2.0 million to write down our investment in Dyax Corporation and $0.8 million to write down our investment in Targeted Genetics Corporation;
- 2001 – charges of $8.5 million to write off our investment in Pharming Group, $11.8 million to write down our investment in Cambridge Antibody Technology Group and $4.5 million to write down our investment in Targeted Genetics; and
- 2000 – gains of $16.4 million upon the sale of a portion of our investment in GTC and $7.6 million relating to our investment in Celtrix Pharmaceuticals, Inc. when it was acquired in a stock-for-stock transaction and a charge of $7.3 million for the write down of our investment in Focal Inc. common stock.

(8) Gain (loss) on sale of product lines includes:
- 2003 – a loss of $27.7 million related to the sale of substantially all of the tangible and intangible assets directly associated with our cardiac device business to Teleflex Inc.; and
- 2001 – a loss of $25.0 million related to the sale of our Snowden-Pencer line of surgical instruments.

(9) Other includes a $5.1 million payment received in connection with the settlement of a lawsuit in 2000.

(10) On January 1, 2001, we adopted SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," as amended by SFAS No. 137 and SFAS No. 138. In accordance with the transition provisions of SFAS No. 133, we recorded and allocated to Genzyme General a cumulative effect adjustment of $4.2 million, net of tax, in our consolidated statements of operations to recognize the fair value of warrants to purchase shares of GTC common stock held on January 1, 2001.

(11) Effective July 1, 2003, in connection with the elimination of our tracking stock structure, we ceased allocating earnings to Biosurgery Stock and Molecular Oncology Stock. From that date forward, all of our earnings are allocated to Genzyme General Stock. Earnings or losses allocated to Biosurgery Stock and Molecular Oncology Stock prior to July 1, 2003 remain allocated to those stocks and are not affected by the elimination of our tracking stock structure.

(12) Reflects the two-for-one split of Genzyme General Stock on June 1, 2001.

(13) Reflects the retroactive restatement of diluted earnings per share and diluted weighted average shares outstanding in accordance with Emerging Issues Task Force, or EITF, Issue No. 04-8, "The Effect of Contingently Convertible Debt on Diluted Earnings Per Share."

(14) We created Genzyme Biosurgery on December 18, 2000. Prior to this date, the operations allocated to Genzyme Biosurgery were included in the operations allocated to our former Genzyme Surgical Products and Genzyme Tissue Repair divisions and as of that date, the operations of Genzyme Surgical Products and Genzyme Tissue Repair ceased. Net loss per share of Biosurgery Stock for the year ended December 31, 2000 is calculated using the net loss allocated to Biosurgery Stock for the period from December 19, 2000 through December 31, 2000 and the weighted average shares of Biosurgery Stock outstanding during the same period. Loss per share data are not presented for Genzyme Biosurgery for the period from January 1, 2000 to December 18, 2000, as there were no shares of Biosurgery Stock outstanding during that period.

(15) Includes cash, cash equivalents, short- and long-term investments, and all restricted investments.

(16) At December 31, 2002, $284.0 million in principal drawn under our revolving credit facility and $10.0 million in principal of our 6.9% convertible subordinated note due May 2003 are included in the determination of working capital. At December 31, 2004, $100.00 million in principal drawn under our revolving credit facility is included in the determination of working capital.

(17) Long-term debt, capital lease obligations and convertible debt, including current portions, consists of (amounts in millions):

	December 31,				
	2004	2003	2002	2001	2000
1.25% convertible senior notes	**$690.0**	$ 690.0	$ –	$ –	$ –
3% convertible subordinated debentures	**–**	575.0	575.0	575.0	–
Capital lease obligations	**150.1**	154.5	25.8	26.9	27.9
Revolving credit facility	**100.0**	–	284.0	234.0	368.0
6.5% convertible note	**–**	11.3	–	–	–
Notes payable	**0.4**	5.0	–	6.7	5.5
6.9% convertible subordinated note	**–**	–	10.0	10.0	10.0
5% convertible subordinated debentures	**–**	–	–	–	23.7
5¼% convertible subordinated notes	**–**	–	–	–	250.0
Total	**$940.5**	$1,435.8	$894.8	$852.6	$685.1

The $100.0 million in principal balance outstanding under our revolving credit facility at December 31, 2004 is included in current portion of long-term debt, convertible notes and capital lease obligations because we repaid the entire $100.0 million in principal outstanding under the credit facility in January 2005.

Management's Discussion and Analysis of Genzyme Corporation and Subsidiaries' Financial Condition and Results of Operations

When reviewing the discussion below, you should keep in mind the substantial risks and uncertainties that characterize our business. In particular, we encourage you to review the risks and uncertainties described under "Factors Affecting Future Operating Results" below. These risks and uncertainties could cause actual results to differ materially from those forecasted in forward-looking statements or implied by past results and trends. Forward-looking statements are statements that attempt to project or anticipate future developments in our business; we encourage you to review the examples of forward-looking statements under "Forward-Looking Statements" at the beginning of this report. These statements, like all statements in this report, speak only as of the date of this report (unless another date is indicated) and we undertake no obligation to update or revise the statements in light of future developments.

INTRODUCTION

We are a global biotechnology company dedicated to making a major impact on the lives of people with serious diseases. Our broad product and service portfolio is focused on rare genetic disorders, renal disease, orthopaedics, organ transplant, and diagnostic and predictive testing. We are organized into five financial reporting units, which we also consider to be our reporting segments:

- Renal, which develops, manufactures and distributes products that treat patients suffering from renal diseases, including chronic renal failure. The unit derives substantially all of its revenue from sales of Renagel (including sales of bulk sevelamer);
- Therapeutics, which develops, manufactures and distributes therapeutic products, with a focus on products to treat patients suffering from genetic diseases and other chronic debilitating diseases, including a family of diseases known as LSDs, and other specialty therapeutics, such as Thyrogen. The unit derives substantially all of its revenue from sales of Cerezyme, Fabrazyme and Thyrogen;
- Transplant, which develops, manufactures and distributes therapeutic products that address the pre-transplantation, prevention and treatment of acute rejection in organ transplantation, as well as other auto-immune disorders. The unit derives its revenue primarily from sales of Thymoglobulin and Lymphoglobuline;
- Biosurgery, which develops, manufactures and distributes biotherapeutics and biomaterial products, with an emphasis on products that meet medical needs in the orthopaedics and broader surgical areas. The unit derives its revenue primarily from sales of Synvisc and the Sepra line of products; and
- Diagnostics/Genetics, which develops, manufactures and distributes in vitro diagnostic products and provides testing services for the oncology, and prenatal and reproductive markets.

We report the activities of our oncology, bulk pharmaceuticals, cardiovascular and drug discovery and development business units under the caption "Other." We report our corporate, general and administrative operations, and corporate science activities that we do not allocate to our financial reporting units, under the caption "Corporate."

Through June 30, 2003, we had three outstanding series of common stock — Genzyme General Stock, Biosurgery Stock and Molecular Oncology Stock. We also referred to our series of stock as "tracking stock." Unlike typical common stock, each of our tracking stocks was designed to reflect the value and track the financial performance of a specific subset of our business operations and its allocated assets, rather than the operations and assets of our entire company. Through June 30, 2003, we allocated earnings or losses to each series of tracking stock based on the net income or loss attributable to the corresponding division determined in accordance with accounting principles generally accepted in the United States as adjusted for the allocation of tax benefits.

Effective July 1, 2003, we eliminated our tracking stock capital structure by exchanging, in accordance with the provisions of our charter, each share of Biosurgery Stock for 0.04914 of a share of Genzyme General Stock and each share of Molecular Oncology Stock for 0.05653 of a share of Genzyme General Stock. Options and warrants to purchase shares of Biosurgery Stock, and options to purchase shares of Molecular Oncology Stock were converted into options and warrants to purchase shares of Genzyme General Stock. Effective July 1, 2003, we have one outstanding series of common stock. From July 1, 2003 through May 27, 2004, we referred to our outstanding series of common stock as Genzyme General Stock. At our annual meeting of shareholders on May 27, 2004, our shareholders approved an amendment to our charter that eliminated the designation of separate series of common stock, resulting in 690,000,000 authorized shares of a single series of common stock, which we now refer to as Genzyme Stock.

Effective July 1, 2003, as a result of the elimination of our tracking stock capital structure, all of our earnings or losses are now allocated to Genzyme Stock. Earnings or losses allocated to Biosurgery Stock and Molecular Oncology Stock prior to that date remain allocated to those series of stock in the preparation of our consolidated financial statements and are not affected by the elimination of our tracking stock structure. Accordingly, earnings or losses allocated to Biosurgery Stock and Molecular Oncology Stock represent earnings allocated to those tracking stocks through June 30, 2003. Earnings or losses allocated to Genzyme Stock through June 30, 2003 represent the earnings or losses of Genzyme General, as adjusted for the allocation of tax benefits. Earnings or losses allocated to Genzyme Stock after June 30, 2003 represent the earnings or losses for the corporation as a whole.

Through June 30, 2003, the chief mechanisms intended to cause each tracking stock to "track" the financial performance of each division were provisions in our charter governing dividends and

Management's Discussion and Analysis of Genzyme Corporation and Subsidiaries' Financial Condition and Results of Operations

distributions. The provisions governing dividends provided that our board of directors had discretion to decide if and when to declare dividends, subject to certain limitations. To the extent that the following amount did not exceed the funds that would be legally available for dividends under Massachusetts law, the dividend limit for a stock corresponding to a division was the greater of:

- the amount that would be legally available for dividends under Massachusetts law if the division were a separate legal corporation; or
- the amount by which the greater of the fair value of the division's allocated net assets, or its allocated paid-in capital plus allocated earnings, exceeds its corresponding stock's par value, preferred stock preferences and debt obligations.

The provisions in our charter governing dividends and distributions factored the assets and liabilities and income or losses attributable to a division into the determination of the amount available to pay dividends on the associated tracking stock. Through June 30, 2003, we calculated the income tax provision of each division as if such division were a separate taxpayer, which included assessing the realizability of deferred tax assets at the division level. Our management and accounting policies in effect at the time provided that if, at the end of any fiscal quarter, a division could not use any projected annual tax benefit attributable to it to offset or reduce its current or deferred income tax expense, we could allocate the tax benefit to other divisions in proportion to their taxable income without any compensating payments or allocation to the division generating the benefit. Through June 30, 2003, Genzyme Biosurgery and Genzyme Molecular Oncology had not generated taxable income, and thus had not had the ability to use any projected annual tax benefits. Genzyme General had generated taxable income, providing it with the ability to utilize the tax benefits generated by Genzyme Biosurgery and Genzyme Molecular Oncology. Consistent with our policy, we allocated the tax benefits generated by Genzyme Biosurgery and Genzyme Molecular Oncology through June 30, 2003 to Genzyme General without making any compensating payments or allocations to the division that generated the benefit.

Deferred tax assets and liabilities can arise from purchase accounting of an acquisition and relate to a division that does not satisfy the realizability criteria of SFAS No. 109, "Accounting for Income Taxes." Through June 30, 2003, such deferred tax assets and liabilities were allocated to the division to which the acquisition was allocated. As a result, the periodic changes in these deferred tax assets and liabilities did not result in a tax expense or benefit to that division. However, the change in these deferred tax assets and liabilities impacted our consolidated tax provision. These changes were added to division net income (loss) for purposes of determining net income (loss) allocated to a tracking stock.

Within the general limits under our charter and Massachusetts law, the amount of any dividend payment will be at the board of directors' discretion. To date, we have never declared or paid a cash dividend on shares of any of our series of common stock, nor do we anticipate paying or declaring a cash dividend on shares of Genzyme Stock in the foreseeable future. Unless declared, no dividends will accrue on Genzyme Stock.

The elimination of our tracking stock capital structure had no effect on our consolidated net income (loss). In this annual report, and future quarterly and annual reports, we will not provide separate financial statements for each of our former divisions, but will continue to provide our financial statements for the corporation as a whole.

MERGERS AND ACQUISITIONS

Acquisition of Verigen AG

In February 2005, we acquired Verigen AG, a private company based in Germany with a proprietary cell therapy product for cartilage repair currently sold in Europe and Australia, for $10.0 million in initial payments and potential payments of up to an aggregate of approximately $40 million over the next six years based upon the achievement of development and commercial milestones relating to regulatory approval and commercialization in the United States for Verigen's Matrix-induced Autologous Chondrocyte Implantation product, which is referred to as MACI, and royalties on sales of the product. To date we have acquired approximately 96% of Verigen's shares and anticipate acquiring the remaining shares in the first half of 2005.

Acquisition of Synvisc Sales and Marketing Rights from Wyeth

On January 6, 2005, we consummated an arrangement with Wyeth under which we reacquired Wyeth's sales and marketing rights to Synvisc in the United States, as well as Germany, Poland, Greece, Portugal and the Czech Republic. In exchange for the sales and marketing rights, we paid a total of $121.0 million in cash to Wyeth in the first quarter of 2005. Additionally, we will make a series of contingent payments to Wyeth based on the volume of Synvisc sales in the covered territories. These additional payments could extend out to June 2012, or could total a maximum of $293.7 million, whichever comes first. Upon closing this transaction, we began to record revenue from sales of Synvisc to end-users in these territories. We will continue to record all of the research and development expenses related to Synvisc and will also now record SG&A expenses related to the additional Synvisc sales force we assumed from Wyeth.

Acquisition of ILEX

In December 2004, we completed our acquisition of ILEX, an oncology drug development company. The ILEX shareholders received 0.4682 of a share of Genzyme Stock for each ILEX share

Management's Discussion and Analysis of Genzyme Corporation and Subsidiaries' Financial Condition and Results of Operations

owned. Cash was paid for fractional shares. The transaction had a total value of approximately $1.1 billion, based on ILEX's 39.4 million shares outstanding at the date of acquisition and $55.88, the per share value of Genzyme Stock exchanged in the acquisition. We accounted for the acquisition as a purchase and, accordingly, included its results of operations in our consolidated statements of operations from December 20, 2004, the date of acquisition.

The purchase price was allocated to the estimated fair value of the acquired tangible and intangible assets and assumed liabilities as follows (amounts in thousands):

Issuance of 18,457,679 shares of Genzyme Stock	$1,031,485
Issuance of options to purchase 1,736,654 shares of Genzyme Stock	38,440
Acquisition costs	10,728
Total purchase price	$1,080,653
Cash and cash equivalents	$ 121,128
Restricted cash	604
Accounts receivable	13,100
Inventories	16,584
Deferred tax asset – current	27,307
Other current assets	2,896
Property, plant and equipment	2,162
Restricted long-term investments	1,691
Goodwill	478,539
Other intangible assets (to be amortized over 11 to 12 years)	228,627
In-process research and development	254,520
Deferred tax asset – noncurrent	24,983
Other noncurrent assets	1,648
Assumed liabilities:	
Notes payable – short-term	(19,968)
Unfavorable lease liability	(1,610)
Liabilities for exit activities	(5,330)
Income tax payable	(40,852)
Other	(25,376)
Allocated purchase price	$1,080,653

The allocation of the purchase price remains subject to potential adjustments and reclassifications, including adjustments for liabilities associated with certain exit activities.

In-Process Research and Development

In connection with our acquisition of ILEX, we acquired IPR&D related to three development projects, Campath (for indications other than B-cell chronic lymphocytic leukemia), Clolar (clofarabine) and tasidotin hydrochloride, formerly referred to as ILX-651.

Campath is a humanized monoclonal antibody that binds to a specific target, CD52, on cell surfaces leading to the destruction of malignant, or cancerous, cells. Campath was launched in May 2001 in the United States and in August 2001 in Europe under the name MabCampath. The product is approved for use in patients with B-cell chronic lymphocytic leukemia who have been treated with alkylating agents and who have failed fludarabine therapy. At the time of acquisition, clinical trials in non-Hodgkin's lymphoma, multiple sclerosis and other cancer and non-cancer indications were being conducted.

Clolar is a next-generation, purine nucleoside antimetabolite that is currently under investigation in pediatric and adult leukemias and solid tumors. In December 2004, after the date of acquisition of ILEX, the FDA granted marketing approval for Clolar for the treatment of children with refractory or relapsed acute lymphoblastic leukemia. At the time of the acquisition, clinical trials for hematologic cancer, solid tumor and additional pediatric acute leukemia indications were being conducted.

Tasidotin is a next-generation synthetic pentapeptide analog of the natural substance dolastatin-15. This product candidate targets tubulin and has been chemically modified to provide improved pharmacological properties over earlier members of its class. ILEX initiated phase 2 clinical trials of tasidotin in late 2003 and 2004 in a variety of indications.

As of the date this transaction closed, none of these projects had reached technological feasibility nor had an alternative future use. Accordingly, we allocated to IPR&D, and charged to expense in our consolidated statements of operations in December 31, 2004, $254.3 million, representing the portion of the purchase price attributable to these projects, of which $96.9 million is attributable to the Campath development projects, $113.4 million is attributable to the clofarabine development projects and $44.2 million is related to the tasidotin development projects.

Management assumes responsibility for determining the IPR&D valuation. The fair value assigned to purchased IPR&D was estimated by discounting, to present value, the cash flows expected to result from each project once it has reached technological feasibility. We used a discount rate of 11% for Campath, 12% for Clolar and 13% for tasidotin and cash flows that have been probability-adjusted to reflect the risks of advancement through the product approval process. In estimating future cash flows, we also considered other tangible and intangible assets required for successful exploitation of the technology resulting from the purchased IPR&D projects and adjusted future cash flows for a charge reflecting the contribution to value of these assets.

Acquisition of Physician Services and Analytical Services Business Units of IMPATH

In May 2004, we acquired substantially all of the pathology/oncology testing assets related to the Physician Services and Analytical Services business units of IMPATH, a national medical testing provider, for total cash consideration of $215.3 million. We

Management's Discussion and Analysis of Genzyme Corporation and Subsidiaries' Financial Condition and Results of Operations

accounted for the acquisition as a purchase and accordingly, included its results of operations related to these business units in our consolidated statements of operations from May 1, 2004, the date of acquisition. The purchase price is subject to adjustment based upon the completion of a post-closing assessment of the working capital of the acquired business units as of April 30, 2004, which we expect to complete in 2005.

The purchase price was allocated to the estimated fair value of the acquired tangible and intangible assets and assumed liabilities as follows (amounts in thousands):

Accounts receivable	$ 14,483
Other current assets	5,021
Property, plant and equipment	15,028
Goodwill	157,516
Other intangible assets (to be amortized over 0.4 to 10 years)	34,760
Other noncurrent assets	1,048
Assumed liabilities	(12,579)
Allocated purchase price	$215,277

Acquisition of Alfigen

In February 2004, we acquired substantially all of the assets of Alfigen, a national genetic testing provider based in Pasadena, California, for an aggregate purchase price of $47.5 million in cash. We accounted for the acquisition as a purchase and, accordingly, the results of operations of Alfigen are included in our consolidated financial statements from February 21, 2004, the date of acquisition.

The purchase price was allocated to the estimated fair value of the acquired tangible and intangible assets and assumed liabilities as follows (amounts in thousands):

Deferred tax assets – current	$ 52
Other current assets	103
Property, plant and equipment	1,244
Goodwill	33,235
Other intangible assets (to be amortized over 5 to 10 years)	13,000
Liabilities for exit activities	(134)
Allocated purchase price	$ 47,500

Acquisition of SangStat

In September 2003, we completed an all cash tender offer for the outstanding common stock (and associated preferred stock purchase rights) of SangStat for $22.50 per outstanding SangStat share. We acquired two marketed products, Thymoglobulin and Lymphoglobuline, as well as product candidates in the clinical trial and research stages. The aggregate consideration paid was $636.6 million in cash. We accounted for the acquisition as a purchase. Accordingly, the results of operations of SangStat are included in our consolidated financial statements from September 11, 2003, the day after the expiration of the successful tender offer.

DISPOSITIONS

In June 2003, we sold to Teleflex, for $34.5 million in cash, substantially all of the tangible and intangible assets directly associated with our cardiac devices business, excluding our Fall River, Massachusetts manufacturing facility, the assets related to our FocalSeal product and certain other assets. In addition, Teleflex assumed $6.3 million of trade obligations directly associated with our cardiac devices business. The assets sold had a net carrying value of approximately $68.1 million at the time of the sale. We recorded a net loss of $27.7 million in our consolidated statements of operations in 2003 in connection with this sale. We also recorded a tax benefit of $9.2 million for the reversal of related deferred tax liabilities. At the time of the sale, Teleflex decided to lease the Fall River facility through December 2004, with an option to extend the term to June 2005. In August 2004, Teleflex exercised this option and extended its lease to June 2005.

CRITICAL ACCOUNTING POLICIES AND SIGNIFICANT ESTIMATES

The significant accounting policies and methods used in the preparation of our consolidated financial statements are described in Note A., "Summary of Significant Accounting Policies" in the Notes to Consolidated Financial Statements of Genzyme Corporation and Subsidiaries. The preparation of consolidated financial statements under accounting principles generally accepted in the United States requires us to make certain estimates and judgments that affect reported amounts of assets, liabilities, revenues, expenses, and disclosure of contingent assets and liabilities in our financial statements. Our actual results could differ from these estimates under different assumptions and conditions. We believe that the following critical accounting policies affect the more significant judgments and estimates used in the preparation of our consolidated financial statements:

- Revenue Recognition;
- Income Taxes;
- Inventories;
- Long-Lived and Intangible Assets;
- Asset Impairments;
- Strategic Equity Investments; and
- Other Reserve Estimates.

Management's Discussion and Analysis of Genzyme Corporation and Subsidiaries' Financial Condition and Results of Operations

Revenue Recognition

We evaluate revenue from agreements entered into after June 15, 2003 that have multiple elements to determine whether the components of the arrangement represent separate units of accounting as defined in Emerging Issues Task Force, or EITF, Issue No. 00-21, "Revenue Arrangements with Multiple Deliverables." EITF 00-21 requires that: the delivered items have value to the customer on a standalone basis; there is objective and reliable evidence of fair value of the undelivered items; and the delivery or performance is probable and within our control for any delivered items that have a right of return. The determination that multiple elements in an arrangement meet the criteria for separate units of accounting requires us to exercise our judgment.

We consider the factors or indicators set forth in EITF Issue No. 99-19, "Reporting Revenue Gross as a Principal versus Net as an Agent," in deciding whether to record revenue on a gross or net basis. The determination of whether we should recognize revenue on a gross or net basis involves judgment based on the relevant facts and circumstances which relate primarily to whether we act as a principal or agent in the process of generating revenues for the revenue transactions.

We recorded revenues from sales of Gengraf, which we co-promoted with Abbott Laboratories through the end of 2004, on a gross basis, because we meet certain criteria that indicate we act as a principal as set forth in EITF Issue No. 99-19. The cost of purchasing Gengraf from Abbott is recorded as cost of products sold.

The timing of product shipments and receipts by the customer can have a significant impact on the amount of revenue recognized in a particular period. Also, most of our products, including Cerezyme, Renagel, Synvisc and Fabrazyme, are sold at least in part through wholesalers. Inventory in the distribution channel consists of inventory held by wholesalers, who are our customers, and inventory held by retailers, such as pharmacies and hospitals. Our revenue in a particular period can be impacted by increases or decreases in wholesaler inventories. If wholesaler inventories increased to excessive levels, we could experience reduced purchases in subsequent periods, or product returns from the distribution channel due to overstocking, low end-user demand or product expiration.

We use a variety of data sources to determine the amount of inventory in our United States distribution channel. For Cerezyme, Fabrazyme and Synvisc, we receive data on sales and inventory levels directly from our primary distributors. For Renagel, our data sources include prescription and wholesaler data purchased from external data providers and, in some cases, sales and inventory data received directly from wholesalers. As part of our efforts to limit inventory held by wholesalers and to gain improved visibility into the distribution channel, we executed inventory management agreements with our primary Renagel distributors during 2002 and renewed those agreements in 2003. These agreements provide incentives for the distributors to limit the amount of inventory that they carry, and to provide us with specific inventory and sales data.

We record reserves for rebates payable under Medicaid and contracts with payors, such as managed care organizations, as a reduction of revenue at the time product sales are recorded. Our Medicaid and payor rebate reserves have two components:

- an estimate of outstanding claims for end-user sales that have occurred, but for which related claim submissions have not been received; and
- an estimate of future claims that will be made when inventory in the distribution channel is sold to end-users.

Because the second component is calculated based on the amount of inventory in the distribution channel, our assessment of distribution channel inventory levels impacts our estimated reserve requirements. Our calculation also requires other estimates, including estimates of sales mix, to determine which sales will be subject to rebates and the amount of such rebates. As of December 31, 2004, our reserve for Medicaid and payor rebates was $30.6 million.

We record allowances for product returns as a reduction of revenue at the time product sales are recorded. The product returns reserve is estimated based on our experience of returns for each of our products or, if the product does not have sufficient history of sales, for similar products. If product return trends change, the reserve is adjusted appropriately. Our estimate of distribution channel inventory is also used to assess the reasonableness of our product returns reserve.

We maintain allowances for doubtful accounts for estimated losses resulting from the inability of our customers to make required payments. If the financial condition of our customers were to deteriorate and result in an impairment of their ability to make payments, additional allowances may be required.

In 2002, we adjusted our revenue accounting to comply with the provisions of EITF Issue No. 01-09, "Accounting for Consideration given by a Vendor to a Customer (including a Reseller of a Vendor's Products)." EITF Issue No. 01-09 specifies that cash consideration (including a sales incentive) given by a vendor to a customer is presumed to be a reduction of the selling prices of the vendor's products or services and, therefore, should be characterized as a reduction of revenue. That presumption is overcome and the consideration should be characterized as a cost incurred if, and to the extent that, both of the following conditions are met:

- the vendor receives, or will receive, an identifiable benefit (goods or services) in exchange for the consideration; and

Management's Discussion and Analysis of Genzyme Corporation and Subsidiaries' Financial Condition and Results of Operations

- the vendor can reasonably estimate the fair value of the benefit received.

We record fees paid to our distributors for services as operating expense where the criteria set forth above are met. The fees incurred for these services were $12.4 million in 2004, $13.8 million in 2003 and $19.4 million in 2002.

Income Taxes

We use the assets and liability method of accounting for deferred income taxes.

Our calculation of the income tax provision includes significant estimates, including estimates of income from foreign sales, research and development credits, orphan drug credits, state and foreign income taxes and other permanent items. Changes in estimates are reflected in our tax provision in the period of change. On a quarterly basis, we make our best estimate of the full year impact of these items on our tax rate. We adjust these estimates as required, including a tax return to provision adjustment.

We record liabilities for income tax contingencies based on our best estimate of the underlying exposures. We are currently under IRS audit for tax years 1996 to 1999. We believe that we have provided sufficient liabilities for all exposures related to this audit. A favorable settlement of this audit may result in a reduction of future tax provisions, and the amount could be significant. Any such benefit would be recorded upon final resolution of the audit or expiration of the statute of limitations.

Inventories

We value inventories at cost or, if lower, fair value. We determine cost using the first-in, first-out method. We analyze our inventory levels quarterly and write down inventory that has become obsolete, inventory that has a cost basis in excess of its expected net realizable value and inventory in excess of expected requirements. Expired inventory is disposed of and the related costs are written off. If actual market conditions are less favorable than those projected by management, additional inventory write-downs may be required.

We capitalize inventory produced for commercial sale, which may result in the capitalization of inventory that has not been approved for sale. The determination of when inventory is ready for commercial sale requires the use of judgement. If a product is not approved for sale, it would likely result in the write-off of the inventory and a charge to earnings. At December 31, 2004, our total inventories included $5.5 million of inventory for Myozyme, which has not yet been approved for sale. In December 2004, we submitted a marketing application for Myozyme in the European Union and anticipate filing marketing applications in the United States and Japan in 2005. At December 31, 2003 our inventory for products not yet approved for sale was not significant.

Long-Lived and Intangible Assets

In the ordinary course of our business, we incur substantial costs to purchase and construct property, plant and equipment. The treatment of costs to purchase or construct these assets depends on the nature of the costs and the stage of construction. Costs incurred in the initial design and evaluation phase, such as the cost of performing feasibility studies and evaluating alternatives, are charged to expense. Qualifying costs incurred in the committed project planning and design phase, and in the construction and installation phase, are capitalized as part of the cost of the asset. We stop capitalizing costs when an asset is substantially complete and ready for its intended use. Determining the appropriate period during which to capitalize costs, and assessing whether particular costs qualify for capitalization, requires us to make significant judgments. These judgments can have a material impact on our reported results.

For products we expect to be commercialized, we capitalize the cost of validating new equipment for the underlying manufacturing process. We begin capitalization when we consider the product to have demonstrated technological feasibility, and end capitalization when the asset is substantially complete and ready for its intended use. Costs capitalized include incremental labor and direct material, and incremental fixed overhead and interest. Determining whether to capitalize validation costs requires judgment, and can have a significant impact on our reported results. Also, if we were unable to successfully validate the manufacturing process for any future product, we would have to write off to current operating expense any validation costs that had been capitalized during the unsuccessful validation process. To date, all of our manufacturing process validation efforts have been successful. As of December 31, 2004, capitalized validation costs, net of accumulated depreciation, were $10.3 million.

We generally depreciate plant and equipment using the straight-line method over its estimated economic life, which ranges from 3 to 15 years. Determining the economic lives of plant and equipment requires us to make significant judgments that can materially impact our operating results. For certain specialized manufacturing plant and equipment, we use the units-of-production depreciation method. The units-of-production method requires us to make significant judgments and estimates, including estimates of the number of units that will be produced using the assets. There can be no assurance that our estimates are accurate. If our estimates require adjustment, it could have a material impact on our reported results.

In accounting for acquisitions, we allocate the purchase price to the fair value of the acquired tangible and intangible assets, including acquired in-process research and development, or IPR&D. This allocation requires us to make several significant judgments and estimates. For example, we generally estimate the value of acquired intangible assets and IPR&D using a discounted cash flow model,

Management's Discussion and Analysis of Genzyme Corporation and Subsidiaries' Financial Condition and Results of Operations

which requires us to make assumptions and estimates about, among other things:

- the time and investment that will be required to develop products and technologies;
- our ability to develop and commercialize products before our competitors develop and commercialize products for the same indications;
- the amount of revenues that will be derived from the products; and
- appropriate discount rates to use in the analysis.

Use of different estimates and judgments could yield materially different results in our analysis, and could result in materially different asset values and IPR&D charges.

As of December 31, 2004, there was approximately $1.3 billion of net goodwill on our consolidated balance sheet. As of December 31, 2004, there were approximately $1.1 billion of net other intangible assets on our consolidated balance sheet. We amortize intangible assets using the straight-line method over their estimated economic lives, which range from 1 to 15 years or, if significantly greater, as the economic benefits of the assets are realized. To date, all of our assets have been amortized using the straight-line method. Determining the economic lives of acquired intangible assets requires us to make significant judgment and estimates, and can materially impact our operating results.

Asset Impairments

Impairment of Tangible and Intangible Assets, Other Than Goodwill

We periodically evaluate long-lived assets for potential impairment under SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." We perform these evaluations whenever events or changes in circumstances suggest that the carrying value of an asset or group of assets is not recoverable. If we believe an indicator of potential impairment exists, we test to determine whether the impairment recognition criteria in SFAS No. 144 have been met. In evaluating long-lived assets for potential impairment, we make several significant estimates and judgments, including:

- determining the appropriate grouping of assets at the lowest level for which cash flows are available;
- estimating future cash flows associated with the asset or group of assets; and
- determining an appropriate discount rate to use in the analysis.

Use of different estimates and judgments could yield significantly different results in this analysis and could result in materially different asset impairment charges.

As a result of our evaluations of long-lived assets, we recorded an impairment charge in 2004 of $4.5 million to write down assets related to a manufacturing facility in Oklahoma. We recorded an impairment charge in 2003 of $8.0 million to write off tangible and intangible assets associated with our decision to discontinue the active marketing and, ultimately, the sale of our FocalSeal product. In 2002, we recorded impairment charges of $14.0 million to write off capitalized engineering and design costs that were specific to a proposed manufacturing facility in Framingham, Massachusetts and $9.0 million for a manufacturing facility in Haverhill, England that manufactures bulk hyaluronic acid, or HA, with excess capacity.

Impairment of Goodwill

Effective January 1, 2002, we adopted SFAS No. 142, which requires that ratable amortization of goodwill and certain intangible assets be replaced with periodic tests of goodwill's impairment and that other intangible assets be amortized over their useful lives unless these lives are determined to be indefinite. SFAS No. 142 requires goodwill be tested using a two-step process. The first step compares the fair value of the reporting unit with the unit's carrying value, including goodwill. When the carrying value of the reporting unit is greater than fair value, the unit's goodwill may be impaired, and the second step must be completed to measure the amount of the goodwill impairment charge, if any. In the second step, the implied fair value of the reporting unit's goodwill is compared with the carrying amount of the unit's goodwill. If the carrying amount is greater than the implied fair value, the carrying value of the goodwill must be written down to its implied fair value. We determine the implied fair value by discounting, to present value, the estimated future cash flow of the reporting unit, which includes various analyses, assumptions and estimates including discount rates, projected results and estimated cash flows.

We are required to perform impairment tests under SFAS No. 142 annually and whenever events or changes in circumstances suggest that the carrying value of an asset may not be recoverable. For all of our acquisitions, various analyses, assumptions and estimates were made at the time of each acquisition specifically regarding product development, market conditions and cash flows that were used to determine the valuation of goodwill and intangibles. We completed the annual impairment tests for the $1.3 billion of net goodwill related to our reporting units during 2004, and determined that impairment charges were not required. When we perform impairment tests in future years, the possibility exists that changes in forecasts and estimates from those used at the acquisition date could result in impairment charges.

In November 2001, we sold our Snowden-Pencer line of surgical instruments and recorded a loss of $25.0 million. In the three months ended March 31, 2002, upon adoption of SFAS No. 142, we tested the goodwill of Biosurgery's cardiothoracic reporting unit in accordance with the transitional provisions of that standard, using the present value of expected future cash flows to estimate the fair value of this reporting unit. We recorded a charge for impairment of goodwill of $98.3 million, which we reflected as a cumulative effect

Management's Discussion and Analysis of Genzyme Corporation and Subsidiaries' Financial Condition and Results of Operations

of a change in accounting for goodwill in our consolidated statements of operations in March 2002.

Strategic Equity Investments

We invest in marketable securities as part of our strategy to align ourselves with technologies and companies that fit with Genzyme's future strategic direction. Most often we will collaborate on scientific programs and research with the issuer of the marketable securities.

On a quarterly basis, we review the fair market value of these marketable securities in comparison to historical cost. If the fair market value of a marketable security is less than our carrying value, we consider all available evidence in assessing when and if the value of the investment can be expected to recover to at least its historical cost. This evidence would include:

- continued positive progress in the issuer's scientific programs;
- ongoing activity in our collaborations with the issuer;
- a lack of any other substantial company-specific adverse events causing declines in value; and
- overall financial condition and liquidity of the issuer of the securities.

If our review indicates that the decline in value is "other than temporary," we write down our investment to the then current market value and record an impairment charge to our consolidated statements of operations. The determination of whether an unrealized loss is "other than temporary" requires significant judgment, and can have a material impact on our reported results. In September 2004, we recorded a $2.9 million impairment charge in connection with our investment in MacroGenics, Inc. and in June 2003, we recorded a $3.6 million impairment charge in connection with our investment in the common stock of ABIOMED, Inc. In 2002, we recorded impairment charges of $15.4 million, including:

- $9.2 million in connection with our investment in the common stock of GTC Biotherapeutics Inc., which we refer to as GTC, common stock;
- $3.4 million in connection with our investment in the ordinary shares of Cambridge Antibody Technology Group plc; and
- $2.0 million in connection with our investment in the common stock of Dyax Corporation.

Given the significance and duration of the declines in the market values of these investments, we concluded that it was unclear over what period the recovery of the stock price for each of these investments would take place and, accordingly, that any evidence suggesting that the investments would recover to at least our historical cost was not sufficient to overcome the presumption that the current market price was the best indicator of the value of these investments.

At December 31, 2004, our stockholders' equity includes $56.0 million of unrealized gains and $4.6 million of unrealized losses related to our investments in strategic equity securities. The unrealized losses are related to our investment in the common stock of BioMarin Pharmaceutical Inc. However, based on the following facts, we believe that the decline in market value of BioMarin stock below our costs is considered to be temporary:

- BioMarin has two additional products that are either pending approval or are in very late stages of development;
- BioMarin's management has clear initiatives to maintain or improve the pace of its progress. The recent setbacks relative to BioMarin's inventory and leadership turnover appear to be stabilized resulting in greater investor confidence and stock price improvement;
- in November and December 2004, the price of BioMarin common stock improved and such improvement is currently maintained in 2005 and expected to continue;
- we intend and are able to hold our investment in BioMarin common stock for a period of time sufficient to allow for the anticipated recovery in market value;
- industry analyst reports on BioMarin indicate improved confidence with strong buy rating and target prices in excess of our cost; and
- BioMarin has a strong balance sheet and sufficient liquidity to meet its near term needs.

It is our practice to record impairment charges for investments that remain below cost for an extended duration.

Other Reserve Estimates

Determining accruals and reserves requires significant judgments and estimates on the part of management. If our reserve estimates require adjustment, it could have a material impact on our reported results.

Policies Relating to Tracking Stocks (in effect through June 30, 2003)

Through June 30, 2003, we had certain policies that specifically related to our tracking stocks, which are described below. Effective July 1, 2003, in connection with the elimination of our tracking stock structure, we rescinded these policies.

Earnings per Share

Through June 30, 2003, we calculated earnings per share for each series of stock using the two-class method. To calculate basic earnings per share for each series of stock, we divided the earnings allocated to each series of stock by the weighted average number of outstanding shares of that series of stock during the applicable period. When we calculated diluted earnings per share, we also included in the denominator all potentially dilutive securities outstanding during the applicable period if inclusion of such securities was not anti-dilutive. We allocated our earnings to each series of our common stock based on the earnings attributable to that series of stock. Through June 30, 2003, the earnings attributable to Genzyme Stock, as defined in our charter, were equal to the net income

Management's Discussion and Analysis of Genzyme Corporation and Subsidiaries' Financial Condition and Results of Operations

or loss of Genzyme General determined in accordance with accounting principles generally accepted in the United States, and as adjusted for tax benefits allocated to or from Genzyme General in accordance with our management and accounting policies in effect at the time. Earnings attributable to Biosurgery Stock and Molecular Oncology Stock were defined similarly and, as such, were based on the net income or loss of the corresponding division as adjusted for the allocation of tax benefits.

Effective July 1, 2003, in connection with the elimination of our tracking stock structure, we ceased allocating earnings or losses to Biosurgery Stock and Molecular Oncology Stock. From that date forward, all of our earnings or losses are allocated to Genzyme Stock. Earnings or losses allocated to Biosurgery Stock and Molecular Oncology Stock prior to July 1, 2003 will remain allocated to those stocks and will not be affected by the elimination of our tracking stock structure.

Allocation of Revenue, Expenses, Assets, and Liabilities

Our charter set forth which operations and assets were initially allocated to each division and stated that the division would also include all business, products or programs, developed by or acquired for the division, as determined by our board of directors. We then managed and accounted for transactions between our divisions and with third parties, and any resulting re-allocations of assets and liabilities, by applying consistently across divisions a detailed set of policies established by our board of directors. Our charter required that all of our assets and liabilities be allocated among our divisions in a reasonable and consistent manner. Our board of directors retained considerable discretion in determining the types, magnitude and extent of allocations to each series of common stock.

Allocations to our divisions were based on one of the following methodologies:

- specific identification – assets that were dedicated to the production of goods of a division or which solely benefit a division were allocated to that division. Liabilities incurred as a result of the performance of services for the benefit of a division or in connection with the expenses incurred in activities which directly benefit a division were allocated to that division. Such specifically identified assets and liabilities included cash, investments, accounts receivable, inventories, property and equipment, intangible assets, accounts payable, accrued expenses and deferred revenue. Revenues from the licensing of a division's products or services to third parties and the related costs were allocated to that division;
- actual usage – expenses were charged to the division for whose benefit such expenses were incurred. Research and development, sales and marketing and direct general and administrative services were charged to the divisions for which the service was performed on a cost basis. Such charges were generally based on direct labor hours;
- proportionate usage – costs incurred which benefited more than one division were allocated based on management's estimate of the proportionate benefit each division received. Such costs included facilities, legal, finance, human resources, executive and investor relations; or
- board directed – programs and products, both internally developed and acquired, were allocated to divisions by the board of directors. The board of directors also allocated long-term debt and strategic investments.

Income Tax Allocation Policy

Through June 30, 2003, we calculated the income tax provision of each division as if such division were a separate taxpayer, which included assessing the realizability of deferred tax assets at the division level. Our management and accounting policies in effect at the time provided that if, as of the end of any fiscal quarter, a division could not use any projected annual tax benefit attributable to it to offset or reduce its current or deferred income tax expense, we could allocate the tax benefit to other divisions in proportion to their taxable income without compensating payment or allocation to the division generating the benefit.

RESULTS OF OPERATIONS

The following discussion summarizes the key factors our management believes are necessary for an understanding of our consolidated financial statements.

REVENUES

The components of our total revenues are described in the following table:

(Amounts in thousands, except percentage data)	**2004**	2003	2002	04/03 Increase/ (Decrease) % Change	03/02 Increase/ (Decrease) % Change
Product revenue	**$1,976,191**	$1,563,509	$1,199,617	26%	30%
Service revenue	**212,392**	130,984	114,493	62%	14%
Total product and service revenue	**2,188,583**	1,694,493	1,314,110	29%	29%
Research and development revenue	**12,562**	19,378	15,362	(35)%	26%
Total revenues	**$2,201,145**	$ 1,713,871	$ 1,329,472	28%	29%

Management's Discussion and Analysis of Genzyme Corporation and Subsidiaries' Financial Condition and Results of Operations

Product Revenue

We derive product revenue primarily from sales of:

- Renagel, for the reduction of elevated serum phosphorous levels in end-stage renal disease patients on hemodialysis, and bulk sevelamer;
- Therapeutics products, including Cerezyme for the treatment of Gaucher disease, Fabrazyme for the treatment of Fabry disease and Thyrogen, which is an adjunctive diagnostic agent used in the follow-up treatment of patients with well-differentiated thyroid cancer;
- Transplant's therapeutic products for the treatment of immune-mediated diseases, including Thymoglobulin and Lymphoglobuline, each of which induce immunosuppression of certain types of immune cells responsible for acute organ rejection in transplant patients;
- Biosurgery products, including orthopaedic products such as Synvisc, the Sepra line of products and, through June 30, 2003, cardiac devices;
- Diagnostic products, including infectious disease and cholesterol testing products; and
- Other products, including bulk pharmaceuticals and WelChol, which is a mono and adjunctive therapy for the reduction of LDL cholesterol in patients with primary hypercholesterolemia.

The following table sets forth our product revenues on a segment basis:

(Amounts in thousands, except percentage data)	2004	2003	2002	04/03 Increase/ (Decrease) % Change	03/02 Increase/ (Decrease) % Change
Renal:					
Renagel (including sales of bulk sevelamer)	**$ 363,720**	$ 281,701	$ 156,864	29%	80%
Therapeutics:					
Cerezyme	**839,366**	733,817	619,184	14%	19%
Fabrazyme	**209,637**	80,617	26,101	160%	209%
Thyrogen	**63,454**	43,438	28,270	46%	54%
Other Therapeutics	**2,462**	1,802	871	37%	107%
Total Therapeutics	**1,114,919**	859,674	674,426	30%	27%
Transplant:					
Thymoglobulin/Lymphoglobuline	**108,928**	29,953	–	264%	N/A
Other Transplant	**42,125**	14,367	–	193%	N/A
Total Transplant	**151,053**	44,320	–	241%	N/A
Biosurgery:					
Synvisc	**88,296**	108,498	89,820	(19)%	21%
Sepra products	**61,647**	47,731	39,142	29%	22%
Other Biosurgery	**30,415**	60,700	98,890	(50)%	(39)%
Total Biosurgery	**180,358**	216,929	227,852	(17)%	(5)%
Diagnostics/Genetics:					
Diagnostics Products	**90,955**	88,588	83,065	3%	7%
Other Diagnostics/Genetics	**753**	607	322	24%	89%
Total Diagnostics/Genetics	**91,708**	89,195	83,387	3%	7%
Other product revenue	**74,433**	71,690	57,088	4%	26%
Total product revenue	**$1,976,191**	$1,563,509	$1,199,617	26%	30%

2004 As Compared to 2003

Renal

Worldwide sales of Renagel, including sales of bulk sevelamer, the raw material used to formulate Renagel, increased 29% to $363.7 million in 2004, as compared to 2003, primarily due to:

- a $56.0 million increase in net sales related to increased customer volume, driven primarily by increased end-user demand in the United States and Europe;
- a $23.3 million increase due to an 8% price increase that became effective in January 2004; and
- a 10% increase in the average exchange rate for the Euro, which positively impacted Renagel revenue by $8.4 million.

Management's Discussion and Analysis of Genzyme Corporation and Subsidiaries' Financial Condition and Results of Operations

Sales of Renagel, including sales of bulk sevelamer, were approximately 18% of our total product revenue for 2004 and 2003. We expect sales of Renagel to increase, driven primarily by the continued adoption of the product by nephrologists worldwide. Renagel competes with several products and our future sales may be impacted negatively by these products. We discuss these competitors under the heading "Factors Affecting Future Operating Results – Our future success will depend upon our ability to effectively develop and market our products against our competitors," in this report. In addition, our ability to continue to increase sales of Renagel will be dependent on many other factors, including:

- acceptance by the medical community of Renagel as the preferred treatment for elevated serum phosphorus levels in end-stage renal disease patients on hemodialysis;
- our ability to optimize dosing and improve patient compliance with dosing of Renagel;
- the availability of reimbursement from third-party payors and the extent of coverage, including under the Medicare Prescription Drug Improvement and Modernization Act, and the accuracy of our estimates of the payor mix;
- the results of additional clinical trials for additional indications and expanded labeling;
- the efficiency of our sales force;
- our ability to manufacture sufficient quantities of product to meet demand and to do so at a reasonable price; and
- the content and timing of our submissions to and decisions made by regulatory authorities.

In addition, our ability to effectively manage wholesaler inventories and the levels of compliance with the inventory management programs we implemented with our wholesalers in 2002, and renewed in 2003 for a two year term terminable at will, could impact the revenue that we record from period to period.

Therapeutics

The increase in our Therapeutics product revenue for 2004, as compared to 2003, is primarily due to continued growth in sales of Cerezyme, Fabrazyme and Thyrogen.

The growth in sales of Cerezyme for 2004, as compared to 2003, is attributable to our continued identification of new Gaucher disease patients, particularly internationally. Our price for Cerezyme has remained consistent from period to period. Although we expect Cerezyme to continue to be a substantial contributor to revenues in the future, it is a mature product and we do not expect the current new patient growth trend to continue. The growth in sales of Cerezyme was also impacted by a 10% increase in the average exchange rate, which positively impacted sales of Cerezyme by $25.5 million.

Our results of operations are highly dependent on sales of Cerezyme and a reduction in revenue from sales of this product would adversely affect our results of operations. Sales of Cerezyme are approximately 42% of our total product revenue for 2004, as compared to approximately 47% for 2003. Revenue from Cerezyme would be impacted negatively if competitors develop alternative treatments for Gaucher disease and the alternative products gain commercial acceptance, if our marketing activities are restricted, or if reimbursement is limited. Although orphan drug status for Cerezyme, which provided us with exclusive marketing rights for Cerezyme in the United States, expired in May 2001, we continue to have patents protecting our method of manufacturing Cerezyme until 2010 and the composition of Cerezyme as made by that process until 2013. The expiration of market exclusivity and orphan drug status will likely subject Cerezyme to increased competition, which may decrease the amount of revenue we receive from this product or the growth of that revenue. We are aware of companies that have initiated efforts to develop competitive products, and other companies may do so in the future. We discuss these competitors under the heading "Factors Affecting Future Operating Results – Our future success will depend upon our ability to effectively develop and market our products against our competitors," in this report.

The increase in sales of Fabrazyme for 2004, as compared to 2003, is primarily attributable to:

- a $38.5 million increase in European sales of Fabrazyme resulting from our continued identification of Fabry patients in Europe;
- a $22.8 million increase due to the launch of Fabrazyme in Japan during the second quarter of 2004;
- $61.7 million increase resulting from the inclusion of a full year of Fabrazyme sales in 2004; and
- an increase in the average exchange rate of the Euro of 10%, which positively impacted sales by $6.2 million.

The increase in sales of Thyrogen in 2004, as compared to 2003, is primarily attributable to volume growth, particularly in Europe, where sales increased 51% to $25.9 million.

Transplant

We began recording product revenue for our Transplant business unit on September 11, 2003, the day that we completed the acquisition of SangStat and began including its results of operations in our consolidated financial statements. Other Transplant revenues for 2004 include $33.6 million in sales of Gengraf, which we co-promoted with Abbott Laboratories under an agreement that expired on December 31, 2004. We are aware of several products that compete with Thymoglobulin and Lymphoglobuline and that could have an adverse effect on our sales of these products. We discuss these competitors under the heading "Factors Affecting Future Operating Results – Our future success will depend upon our ability to effectively develop and market our products against our competitors," in this report.

Management's Discussion and Analysis of Genzyme Corporation and Subsidiaries' Financial Condition and Results of Operations

Biosurgery

Biosurgery's product revenue decreased 17% to $180.4 million for 2004, as compared to 2003. The decrease is primarily due to the absence of revenues from our line of cardiac device products following our sale of this product line in June 2003. Revenues from sales of cardiac device products were $40.2 million in 2003. Additionally, sales of Synvisc decreased 19% to $88.3 million for 2004 as compared to 2003. The decrease is primarily due to inventory reductions in the first half of 2004, as well as competitive pricing pressures and price discounts by Wyeth, our then U.S. marketing partner, in response to Medicare pricing rate changes. In addition, Wyeth reduced its inventory of Synvisc in the fourth quarter of 2004 in anticipation of our reacquisition of sales and marketing rights. We expect our purchase from Wyeth of sales and marketing rights to Synvisc in the U.S. and several European countries will have a positive impact on the revenues we record for the product in 2005. These decreases were partially offset by a $13.9 million increase in sales of Sepra products, primarily due to increased market penetration in the U.S. and Japan. Additionally, we recognized a one-time, $5.0 million royalty payment in September 2004 under an agreement with Q-Med AB, for which there was no comparable amount in 2003. We are aware of several competitive viscosupplementation products on the market and in development that could adversely affect our sales of Synvisc in the future. We discuss these competitors under the heading "Factors Affecting Future Operating Results — Our future success will depend upon our ability to effectively develop and market our products against our competitors," in this report.

Diagnostics/Genetics

Diagnostics/Genetics product revenue increased slightly for 2004, as compared to 2003. The increase is attributable to a 16% increase in the combined sales of infectious disease testing products and HDL and LDL cholesterol testing products to $68.3 million. This increase was partially offset by a 14% decrease in sales of point of care rapid diagnostic tests for pregnancy and infectious diseases to $22.7 million, and the expiration of our royalty agreement with Techne Corporation in June 2003, which resulted in no royalty revenue being recorded in 2004, as compared to $3.3 million in 2003.

Other Product Revenue

The increase in Other product revenue for 2004, as compared to 2003, is primarily attributable to a $5.0 million milestone payment received in October 2004 from Schering-Plough in accordance with the terms of a license agreement related to p53 gene therapy. Additionally, sales of bulk pharmaceuticals increased 25% to $44.2 million primarily due to increased demand for liquid crystals. These increases were partially offset by a decrease in bulk sales of and royalties earned on sales of WelChol. Bulk sales of and royalties earned on WelChol decreased 31% to $24.9 million as a result of a decrease in demand from our U.S. marketing partner, Sankyo Pharma, Inc. Because we began recording revenues from our two marketed oncology products, Campath and Clolar, under this category at the end of 2004, we expect Other product revenue to increase in 2005.

2003 As Compared to 2002

Renal

In the first quarter of 2003, we obtained reimbursement approval for the 800 mg tablet formulation of Renagel in France, the last major European market where this form of the product had been unavailable. In addition, in March 2003, we began shipping Renagel tablets to the European market from our manufacturing facility in Waterford, Ireland, upon receiving approval from the EMEA, to commence production of Renagel at the plant. In October 2003 we received final approval of this plant from the FDA.

Worldwide sales of Renagel, including sales of bulk sevelamer, increased 80% to $281.7 million for the year ended December 31, 2003, as compared to the same period of 2002, primarily due to:

- a $63.1 million increase in 2003 in net sales, primarily attributable to increased end-user demand in the United States and Europe. Sales of Renagel during 2002 were negatively impacted by reductions in domestic wholesaler inventories of $30.0 million, which were based on management's estimate of end-user demand. There are no similar reductions in 2003;
- $13.1 million in 2003 of sales of bulk sevelamer to Chugai Pharmaceutical Co., Ltd. for which there were no comparable amounts in 2002. Chugai, together with its partner, Kirin Pharmaceutical Co. Ltd., has the right to develop and market Renagel in Japan, China and other Pacific Rim countries. Chugai launched commercial sales in Japan in June 2003. Our agreement with Chugai calls for our supply of bulk sevelamer in exchange for royalties from Chugai on net sales of the finished product;
- $9.7 million of additional revenue primarily attributable to the price increase for Renagel that became effective in February 2003; and
- the average exchange rate for the Euro increased 20% in 2003, which positively impacted sales of Renagel by $9.9 million.

Sales of Renagel, including sales of bulk sevelamer, are 18% of our total product revenue for 2003 as compared to approximately 13% for 2002.

Therapeutics

The increase in our Therapeutics product revenue for 2003, as compared to 2002, is primarily due to continued growth in sales of Cerezyme, Fabrazyme and Thyrogen.

Management's Discussion and Analysis of Genzyme Corporation and Subsidiaries' Financial Condition and Results of Operations

The growth in sales of Cerezyme for 2003, as compared to 2002, is attributable to our continued identification of new Gaucher disease patients, particularly internationally, where unit sales of Cerezyme increased 17% from 2002. Our price for Cerezyme has remained consistent period to period. The growth in sales of Cerezyme was also positively impacted by the weakened U.S. Dollar against the Euro. During 2003, the U.S. Dollar weakened against the Euro by 20% on average, as compared to 2002. This positively impacted sales by $43.0 million.

The increase in sales of Fabrazyme in 2003, as compared to 2002, is primarily attributable to:

- growth in European sales of Fabrazyme, which increased 132% to $59.0 million resulting from our continued program to educate European physicians about Fabry disease and Fabrazyme; and
- $19.5 million of additional sales resulting from the launch of Fabrazyme in the United States during the second quarter of 2003.

The increase in sales of Thyrogen in 2003, as compared to 2002, is attributable to increased market penetration, particularly in Europe, where sales increased 94% to $17.1 million for 2003 as compared to 2002.

Transplant

Transplant's product revenue for 2003 reflects sales beginning on September 11, 2003, the day on which we began including the results of operations of SangStat in our consolidated financial statements. Other Transplant revenue for 2003 include $13.1 million of sale of Gengraf, which we co-promoted with Abbott Laboratories under an agreement which expired on December 31, 2004.

Biosurgery

Biosurgery's product revenue decreased 5% to $216.9 million in 2003, as compared to 2002. The decrease is primarily due to the absence of revenue from our line of cardiac device products following our sale of this product line in June 2003. Revenue from sales of cardiac products was $40.2 million through the date of disposition as compared to $80.1 million of the full year in 2002. This decrease was partially offset by a 21% increase in sales of Synvisc to $108.5 million, primarily due to increased utilization of the product within the existing customer base as well as the creation of new accounts. Additionally, sales of Sepra products increased 22% to $47.7 million for 2003, primarily due to increased market penetration.

Diagnostics/Genetics

Diagnostic/Genetics product revenue increased 7% for 2003, as compared to 2002. The increase is primarily attributable to an 18% increase in sales of point of care rapid diagnostic tests for pregnancy and infectious diseases to $26.4 million, and a 2% increase in the combined sales of infectious disease testing products, and HDL and LDL cholesterol testing products to $62.2 million. This increase was partially offset by the expiration of our royalty agreement with Techne on June 30, 2003, which resulted in a decrease in royalty revenue to $3.3 million in 2003, as compared to $6.0 million in 2002.

Other Product Revenue

The increase in Other product revenue for 2003, as compared to 2002, is primarily attributable to an increase in bulk sales of and royalties earned on sales of WelChol and an increase in sales of bulk pharmaceuticals. Bulk sales of and royalties earned on WelChol increased 34% to $36.3 million as a result of sales to our U.S. marketing partner, Sankyo, which has experienced continued market growth of the product in the United States. Sales of bulk pharmaceuticals increased 17% to $35.3 million primarily due to increased demand for liquid crystals.

Service Revenue

We derive service revenue primarily from genetic and pathology/oncology testing services, which are included in our Diagnostics/Genetics reporting segment.

The following table sets forth our service revenue on a segment basis:

(Amounts in thousands, except percentage data)	**2004**	2003	2002	04/03 Increase/ (Decrease) % Change	03/02 Increase/ (Decrease) % Change
Biosurgery	**$ 24,917**	$ 29,317	$ 24,770	(15)%	18%
Diagnostics/Genetics	**187,413**	101,540	89,423	85%	14%
Other service revenue	**62**	127	300	(51)%	(58)%
Total service revenue	**$212,392**	$130,984	$114,493	62%	14%

Management's Discussion and Analysis of Genzyme Corporation and Subsidiaries' Financial Condition and Results of Operations

2004 As Compared to 2003

Service revenue attributable to our Biosurgery segment decreased 15% to $24.9 million in 2004, as compared to 2003, primarily due to $6.2 million of reimbursed expenses, classified as revenue, received from Wyeth in 2003, for which there were no comparable amounts in 2004 and will be no comparable amounts in the future. This decrease was partially offset by a 17% increase to $20.7 million in Carticel revenue due to volume growth and a price increase in 2004.

Service revenue attributable to our Diagnostics/Genetics reporting segment increased 85% to $187.4 million in 2004, as compared to 2003. This increase is primarily attributable to:

- $65.8 million of additional service revenue resulting from our acquisition of substantially all of the pathology/oncology testing assets of IMPATH in May 2004;
- additional service revenue resulting from our acquisition of substantially all of the assets of Alfigen in February 2004;
- continued growth in the prenatal screening and diagnosis market; and
- increased sales of DNA testing services, primarily due to growth in the cystic fibrosis screening and diagnostic market.

2003 As Compared to 2002

Service revenue attributable to our Biosurgery segment increased 18% to $29.3 million in 2003, as compared to 2002, primarily due to $6.2 million of reimbursed expenses, classified as revenue, from our Synvisc distribution partner in 2003, as compared to $1.5 million in 2002.

Service revenue attributable to our Diagnostics/Genetics segment increased 14% to $101.5 million in 2003 as compared to 2002. This increase is primarily attributable to:

- increased sales of molecular genetics (DNA) testing services, primarily due to growth in the cystic fibrosis screening and diagnosis market;
- increased sales of cancer testing services; and
- continued growth in the prenatal screening market.

International Product and Service Revenue

A substantial portion of our revenue was generated outside of the United States. The following table provides information regarding the change in international product and service revenue as a percentage of total product and service revenue during the periods presented:

(Amounts in thousands, except percentage data)	**2004**	2003	2002	04/03 Increase/ (Decrease) % Change	03/02 Increase/ (Decrease) % Change
International product and service revenue	**$992,643**	$741,757	$523,981	34%	42%
% of total product and service revenue	**45%**	44%	40%		

2004 As Compared to 2003

The increase in international product and service revenue for 2004, as compared to 2003, is primarily due to:

- a $201.5 million increase in the combined international sales of Renagel, Cerezyme and Fabrazyme;
- a $29.7 million increase in international sales of Thymoglobulin and Lymphoglobuline due to the acquisition of SangStat on September 11, 2003; and
- an increase in the average exchange rate for the Euro of 10%, which positively impacted sales by $48.7 million.

International sales of Renagel increased 60% to $140.8 million in 2004 primarily due to:

- the expansion of the worldwide Renagel sales force;
- favorable reception of published clinical data that has increased international adoption of the product, particularly in Europe, where unit sales increased 44% in 2004, as compared to 2003; and
- an increase in the average exchange rate of the Euro, which positively impacted sales of Renagel by $8.4 million.

International sales of Cerezyme increased 19% to $510.7 million in 2004 primarily due to an increase in the average exchange rate of the Euro of 10%, which positively impacted sales by $25.5 million.

International sales of Fabrazyme increased 110% to $128.4 million in 2004 primarily due to:

- our continued identification of patients in Europe;
- the launch of Fabrazyme in Japan during the second quarter of 2004; and
- an increase in the average exchange rate of the Euro, which positively impacted sales by $6.2 million.

2003 As Compared to 2002

The increase in international product and service revenue as a percentage of total product and service revenue for 2003, as compared to 2002, is primarily due to:

- a $180.1 million increase in the combined international sales of Renagel, Cerezyme and Fabrazyme; and
- an increase in the average exchange rate for the Euro of 20% for 2003, which positively impacted sales by $63.0 million.

International sales of Renagel increased 102% to $87.8 million for 2003, primarily due to:

Management's Discussion and Analysis of Genzyme Corporation and Subsidiaries' Financial Condition and Results of Operations

- the expansion of the worldwide Renagel sales force;
- favorable promotion of published clinical data that has increased international adoption of the product, particularly in Europe, where unit sales increased from period to period; and
- an increase in the average exchange rate of the Euro of 20%, which positively impacted sales of Renagel by $9.9 million.

International sales of Cerezyme increased 31% to $429.5 million, primarily due to:

- an increase of 17% in international unit sales;
- $5.0 million of sales recorded in the third quarter of 2003 as a result of a successful completion of a bulk sale of Cerezyme to a customer in Eastern Europe under a contractual agreement that is referred to as a tender; and
- an increase in the average exchange rate of the Euro of 20%, which positively impacted sales by $43.0 million.

These increases were offset, in part, by $5.1 million of additional liabilities in 2003 arising from the UK Competition Appeal Tribunal's decision regarding Cerezyme pricing in the United Kingdom.

International sales of Fabrazyme increased 134% to $61.1 million for 2003, primarily due to:

- our continued program to educate European physicians about Fabry disease and Fabrazyme; and
- an increase in the average exchange rate of the Euro of 20%, which positively impacted sales of Fabrazyme by $7.6 million.

Research and Development Revenue

The following table sets forth our research and development revenue on a segment basis:

(Amounts in thousands, except percentage data)	**2004**	2003	2002	04/03 Increase/ (Decrease) % Change	03/02 Increase/ (Decrease) % Change
Therapeutics	**$ –**	$ 1	$ 834	(100)%	(100)%
Transplant	**310**	–	–	N/A	N/A
Biosurgery	**4,241**	7,046	285	(40)%	>100%
Other	**5,109**	9,245	11,282	(45)%	(18)%
Corporate	**2,902**	3,086	2,961	(6)%	4%
Total research and development revenue	**$12,562**	$19,378	$15,362	(35)%	26%

2004 As Compared to 2003

The research and development revenue attributable to our Biosurgery reporting segment decreased in 2004 as compared to 2003 primarily due to:

- a $2.3 million milestone payment received in 2003 from our Hylaform distribution partner in connection with filing for marketing approval in the United States for which there was no comparable amount in 2004; and
- $2.7 million of revenue earned in 2003 related to milestone payments received from our Hylaform distribution partner for which there was no comparable amount in 2004.

Other research and development revenue decreased primarily due to research and development contracts in our oncology business that expired at the end of 2003.

2003 As Compared to 2002

For 2003, research and development revenue attributable to our Biosurgery reporting segment is primarily due to:

- $2.0 million of reimbursements received from a partner for development projects associated with Synvisc;
- a $2.3 million milestone payment received from our Hylaform distribution partner in connection with filing for marketing approval for Hylaform in the United States; and
- $2.7 million of other milestone revenue earned in 2003 related to payments received from our Hylaform distribution partner and recorded as deferred revenue in 2002.

For 2003 and 2002, Other research and development revenue includes revenue derived primarily from the following sources:

- technology access fees received from Purdue Pharma, L.P. and Kirin Brewery Company, Ltd., which are recognized over the course of the associated research programs; and
- research we performed on behalf of Purdue and Kirin.

Management's Discussion and Analysis of Genzyme Corporation and Subsidiaries' Financial Condition and Results of Operations

MARGINS

The components of our total margins are described in the following table:

(Amounts in thousands, except percentage data)	**2004**	2003	2002	04/03 Increase/ (Decrease) % Change	03/02 Increase/ (Decrease) % Change
Product margin	**$ 1,527,749**	$1,163,548	$889,983	31%	31%
% of total product revenue	**77%**	74%	74%		
Service margin	**$ 72,248**	$ 55,301	$ 47,918	31%	15%
% of total service revenue	**34%**	42%	42%		
Total product and service gross margin	**$1,599,997**	$1,218,849	$ 937,901	31%	30%
% of total product and service revenue	**73%**	72%	71%		

2004 As Compared to 2003

Product Margin

Our overall product margin increased $364.2 million, or 31% for 2004, as compared to 2003. This is primarily due to a $340.0 million, or 28%, increase in the combined sales of Renal, Therapeutics and Diagnostics/Genetics products as well as an increase in sales of our newly acquired SangStat products beginning in September 2003.

Product margin for our Renal reporting segment increased 43% for 2004, as compared to 2003. The increase is primarily due to a 29% increase in sales of Renagel (including bulk sevelamer), an 8% price increase, which became effective in January 2004, and the scale up of our global manufacturing facilities. In March 2003, we began shipping Renagel tablets manufactured at our facility in Ireland to the European market upon receiving approval from the EMEA to commence production of Renagel at the plant. In October 2003, we received final approval of this plant from the FDA, allowing shipment to the U.S.

Product margin for our Therapeutics reporting segment increased 29% in 2004, as compared to 2003. The increase is primarily due to a 14% increase in sales of Cerezyme, a 160% increase in sales of Fabrazyme and a 46% increase in sales of Thyrogen in 2004. In addition, product margin for our Therapeutics reporting segment in 2003 includes the write off of $2.3 million of Cerezyme finished goods due to production issues, for which there is no similar write off in 2004.

Product margin for our Biosurgery reporting segment increased 1% for 2004, as compared to 2003. The increase is primarily due to a 29% increase in sales of Sepra products and a one-time royalty payment recognized in 2004 for which there was no comparable amount recognized in 2003. These increases were partially offset by a 19% decrease in Synvisc sales and a 50% decrease in Other Biosurgery product revenue resulting from the sale of our cardiac device business in June 2003.

Product margin for our Diagnostics/Genetics reporting segment decreased 19% for 2004, as compared to 2003. The decrease is primarily due to a 19% increase in cost of diagnostic products sold resulting from a one-time royalty payment of $1.2 million and manufacturing capacity variances attributable to a decline in the demand for certain diagnostic rapid test kits. Additionally, the expiration of our royalty agreement with Techne Corporation in June 2003 resulted in no royalty revenue being recorded in 2004 and therefore no product margin related to this royalty.

Service Margin

Service margin for our Biosurgery reporting segment decreased 28% in 2004, as compared to 2003, primarily due to the absence of service revenue related to Synvisc in 2004. This decrease was a result of $6.2 million of reimbursed expenses, classified as revenue, received from Wyeth in 2003, for which there were no comparable amounts in 2004.

Service margin for our Diagnostics/Genetics reporting segment increased 52% in 2004, as compared to 2003. This increase is primarily due to an 85% increase in service revenue resulting from our acquisition of certain of the pathology/oncology testing assets of IMPATH in May 2004, our acquisition of substantially all of the assets Alfigen in February 2004, continued growth in the prenatal screening and diagnosis market and increased sales of DNA testing services. These increases were offset by a 106% increase in costs associated with these services, including a one-time royalty payment of $3.3 million.

2003 As Compared to 2002

Product Margin

Our overall product margin increased $273.6 million, or 31%, in 2003, as compared 2002, primarily due to $315.9 million, or 35%, increase in the combined sales of Renal, Therapeutics and Diagnostics/Genetics products as well as the introduction of

Management's Discussion and Analysis of Genzyme Corporation and Subsidiaries' Financial Condition and Results of Operations

sales of our newly acquired SangStat products beginning in September 2003.

Product margin for our Renal reporting segment increased 75% in 2003, as compared to 2002. The increase is primarily due to a 71% increase in sales of Renagel, which was partially offset by $13.1 million in sales of bulk sevelamer, a lower margin product, to our Asian marketing partners, and an increase in the rebate reserve for the product corresponding to an increase in our estimates of the percentage of patients being reimbursed by government programs. Sales of Renagel (including sales of bulk sevelamer) increased 80% in 2003.

Product margin for our Therapeutics reporting segment increased 28% in 2003, as compared to 2002. The increase is primarily due to a 19% increase in sales of Cerezyme, a 209% increase in sales of Fabrazyme and a 54% increase in sales of Thyrogen in 2003. The increase in Therapeutics product margin for 2003 is offset, in part, by the write off of $2.3 million of Cerezyme finished goods due to production issues, for which there is no similar charge in 2002.

Product margin for our Biosurgery reporting segment increased 5% in 2003, as compared to 2002. The increase is primarily due to a 21% increase in sales of Synvisc and a 22% increase in sales of Sepra products, which were partially offset by a 39% decrease in Other Biosurgery product revenue resulting from the sale of our cardiac device business in June 2003.

Product margin for our Diagnostics/Genetics reporting segment increased 35% in 2003, as compared to 2002. The increase is primarily due to a 7% increase in sales of diagnostic products and a 7% decrease in cost of products sold. The decrease in the cost of products sold in 2003 is primarily attributable to a charge of $2.9 million recorded in 2002 for the closure of a diagnostic products manufacturing facility in San Carlos, California for which there is no comparable charge in 2003.

Service Margin

Service margin for our Biosurgery reporting segment increased 45% in 2003, as compared to 2002 primarily due to a 317% increase in service revenue related to Synvisc in 2003. These increases were a result of the classification of $6.2 million of reimbursed expenses from our Synvisc distribution partner as service revenue in 2003, compared to $1.5 million of reimbursed expenses in 2002.

Service margin for our Diagnostics/Genetics reporting segment increased 8% in 2003, as compared to 2002, primarily due to a 22% increase in the combined sales of our molecular genetics (DNA) and cancer testing services.

OPERATING EXPENSES

Selling, General and Administrative Expenses

The following table provides information regarding the change in SG&A during the periods presented:

(Amounts in thousands, except percentage data)	**2004**	2003	2002	04/03 Increase/ (Decrease) % Change	03/02 Increase/ (Decrease) % Change
Selling, general and administrative expenses	**$599,388**	$519,977	$438,035	15%	19%

2004 As Compared to 2003

SG&A increased $79.4 million for 2004, as compared to 2003, primarily due to:

- an increase of $20.8 million in SG&A for Renagel largely attributable to additional selling and marketing activities aimed at increasing market penetration in Europe;
- an increase of $42.6 million in SG&A for Therapeutics products, including:
  - $23.8 million attributable to additional selling and marketing activities for Fabrazyme in Europe and a full year of such expenses during 2004 in the United States;
  - $8.5 million attributable to an increase in marketing activities and sales force for Thyrogen; and
  - $6.3 million attributable to an increase in pre-launch activities for Myozyme, an investigational enzyme replacement therapy in late-stage development for Pompe disease.
- an increase of $20.9 million in SG&A for Transplant resulting from a full year of SG&A activities after our acquisition of SangStat in September 2003;
- an increase of $34.6 million in SG&A for Diagnostics/Genetics, primarily due to the acquisition of substantially all of the assets of Alfigen in February 2004 and our acquisition of certain of the pathology/oncology testing assets of IMPATH in May 2004; and
- an increase of $3.6 million in Corporate SG&A resulting from increased professional fees associated with compliance with the Sarbanes-Oxley Act of 2002.

These increases were partially offset by decreases of:

- $19.1 million in SG&A for Biosurgery, primarily driven by the sale of the cardiac device business in June 2003;
- $4.0 million in Other SG&A, primarily due to a decrease in the allocation of SG&A to our cardiovascular and oncology businesses due to the change in the business unit organization structure; and

Management's Discussion and Analysis of Genzyme Corporation and Subsidiaries' Financial Condition and Results of Operations

- $20.0 million in Corporate SG&A resulting from an increase in the amount of SG&A allocated from Corporate to the reporting segments in 2004.

2003 As Compared to 2002

SG&A increased $81.9 million, or 19% to $520.0 million in 2003 as compared to $438.0 million in 2002, primarily due to:

- an increase of $13.4 million in SG&A for Renagel primarily due to selling and marketing activities related to increased market penetration for Renagel in Europe;
- an increase of $28.0 million in SG&A for Therapeutics products, including:
  - $11.8 million attributable to our increased market penetration for Fabrazyme in Europe and the launch of the product in the United States during the second quarter of 2003;
  - $10.3 million attributable to an increase in expenditures related to other Therapeutics initiatives; and
  - $5.8 million of additional liabilities in 2003, arising from the U.K. Competition Appeal Tribunal's decision regarding Cerezyme pricing in the United Kingdom;
- the addition of $11.8 million of SG&A for Transplant due to the acquisition of SangStat in September 2003 for which there are no comparable amounts in 2002;
- an increase of $12.3 million in SG&A for Biosurgery, including:
  - an increase of $4.7 million associated with the costs of reimbursed expenses, classified as revenue, from our former Synvisc distribution partner;
  - an increase of $3.9 million related to the creation of a sales force and an increase in sales operations in France in 2003 as we began to sell Synvisc directly to customers; and
  - a $2.0 million charge for exit costs related to a leased facility in Lexington, Massachusetts due to our discontinuation of active marketing, and ultimately, the sale of our FocalSeal product line;
- an increase of $8.6 million in SG&A for Diagnostics/Genetics, primarily due to increased administrative costs for our genetic testing business;
- an increase of $7.3 million in Other SG&A, primarily due to an increase in spending for our cardiac science and drug discovery and development businesses; and
- an increase of $14.5 million in Corporate SG&A, primarily due to increased consulting, relocation and severance expenses.

These increases were offset by a decrease of $14.0 million in spending for Biosurgery's cardiac device business resulting from the sale of this business in June 2003. SG&A for Biosurgery's cardiac device business includes $9.9 million of costs related to exiting this business in 2003.

In 2003, the three remaining patients in the clinical trial for human transgenic alpha-glucosidase were transitioned to a CHO-cell derived product as part of the termination of the transgenic portion of our Pompe program and, as a result, we no longer required an accrual for costs related to our legal obligation associated with providing transgenic products to these patients. During 2003, we reversed the $2.1 million remaining in the reserve to Therapeutics SG&A. The following table shows the reserve for our contractual obligations to provide transgenic product. As of December 31, 2003, the remaining reserve was fully reversed (amounts in thousands):

Balance at December 31, 2001	$14,124
Payments in 2002	(6,031)
Revision of estimate	(5,497)
Balance at December 31, 2002	2,596
Payments in 2003	(491)
Revision of estimate	(2,105)
Balance at December 31, 2003	$ –

Research and Development Expenses

The following table provides information regarding the change in research and development expense during the periods presented:

(Amounts in thousands, except percentage data)	**2004**	2003	2002	04/03 Increase/ (Decrease) % Change	03/02 Increase/ (Decrease) % Change
Research and development expenses (including research and development related to contracts)	**$391,802**	$335,256	$308,487	17%	9%

2004 As Compared to 2003

Research and development expenses increased $56.5 million for 2004, as compared to 2003, primarily due to:

- a $7.2 million increase in spending on Renal research and development programs;
- a $32.0 million increase in spending on certain Therapeutics research and development programs including:
  - $11.4 million for the manufacturing scale-up and the full enrollment in pivotal clinical trials for Myozyme;

Management's Discussion and Analysis of Genzyme Corporation and Subsidiaries' Financial Condition and Results of Operations

  - $6.9 million from the consolidation of Dyax-Genzyme LLC, our joint venture with Dyax for the development of DX-88 for the treatment of hereditary angioedema, or HAE, and other chronic inflammatory diseases; and
  - $5.7 million on next-generation therapies for Gaucher disease.
- an $11.4 million increase in spending on Transplant research and development programs; and
- a $36.6 million increase in spending for Corporate research and development efforts related to our corporate science activities that we do not allocate to our reporting segments.

These increases were partially offset by decreases of:

- $24.9 million in spending on certain Therapeutics research and development programs including:
  - $7.8 million for the Niemann-Pick B program as a result of our decision not to file for IND approval until 2005;
  - $4.1 million due to the cancellation of the CAT-192 program that we had been working in partnership with Cambridge Antibody Technology, or CAT; and
  - $2.9 million for our multiple sclerosis research and development program as we have shifted our focus to an alternative internally developed compound due to safety issues observed in the Phase 1 trial, which has been suspended; and
- $8.7 million in spending on certain Other research and development programs including:
  - $1.6 million in our cardiovascular expenses as a result of the formation of MG Biotherapeutics LLC in June 2004. This collaboration with Medtronic, Inc. provided us with a partner to share the costs of these programs;
  - $2.3 million in research and development for our oncology businesses due to completion of immunotherapy trials; and
  - $4.6 million in expenses related to research and development programs associated with GelTex, which we acquired in 2000. Several of these programs were terminated in 2004.

2003 As Compared to 2002

Research and development expenses increased $26.8 million or 9% to $335.3 million in 2003, as compared to $308.5 million in 2002, primarily due to:

- a $15.7 million increase in spending on Therapeutics research and development programs including $4.3 million resulting from the consolidation of Dyax-Genzyme LLC;
- a $5.1 million increase due to the addition of our Transplant reporting segment upon our acquisition of SangStat in September 2003, for which there are no comparable amounts in 2002;
- a $5.4 million increase in spending on Biosurgery's orthopaedics business product development programs, particularly clinical trials for other indications for Synvisc;
- a $16.7 million increase in other development expenses related to cardiovascular development programs, particularly cardiac cell therapy, as a result of clinical trials initiated in November 2002; and
- an $11.4 million increase in spending for Corporate research and development efforts related to our corporate science activities that we do not allocate to our reporting segments.

These increases were partially offset by:

- a $16.3 million decrease in spending on Biosurgery's cardiac devices product development programs as a result of the sale of this business;
- a $5.4 million decrease in spending on Biosurgery's biosurgical specialties product development programs, particularly clinical trials for Sepragel spine, that were terminated in 2002; and
- a $6.1 million reduction in other research and development spending for oncology research and development programs.

The $15.7 million net increase in spending for Therapeutics research and development programs includes a $26.5 million increase primarily due to the increased spending on Therapeutics research and development programs, partially offset by $10.8 million of additional research and development expenses in 2002, for which there are no comparable amounts during 2003. The $10.8 million consisted primarily of $8.8 million to reflect bulk product purchases and contract cancellation charges resulting from canceling our manufacturing contract for the clinical development of the enzyme replacement therapy for Pompe disease produced using the CHO cell line licensed from Synpac (North Carolina), Inc.

Amortization of Intangibles

The following table provides information regarding the change in amortization of intangibles expense during the periods presented:

(Amounts in thousands, except percentage data)	**2004**	2003	2002	04/03 Increase/ (Decrease) % Change	03/02 Increase/ (Decrease) % Change
Amortization of intangibles	**$109,473**	$80,257	$70,278	36%	14%

Amortization expense increased by $29.2 million for 2004, as compared to 2003, primarily due to additional amortization expense attributable to the intangible assets acquired in connection with our acquisition of SangStat in September 2003, our acquisition of substantially all of the assets of Alfigen in February 2004 and our acquisition of certain of the pathology/oncology testing assets of IMPATH in May 2004.

Management's Discussion and Analysis of Genzyme Corporation and Subsidiaries' Financial Condition and Results of Operations

The increase in amortization of intangibles to $80.3 million for the year ended December 31, 2003, as compared to $70.3 million the year ended December 31, 2002, is primarily due to amortization of intangible assets acquired in connection with our acquisition of SangStat in September 2003, which resulted in $10.6 million of amortization expense during 2003.

Purchase of In-Process Research and Development

In connection with six of our acquisitions since 2000, we have acquired various IPR&D projects. Substantial additional research and development will be required prior to any of our acquired IPR&D programs and technology platforms reaching technological feasibility. In addition, once research is completed, each product candidate acquired from ILEX, SangStat, Novazyme, GelTex and Biomatrix will need to complete a series of clinical trials, and receive FDA or other regulatory approvals prior to commercialization. Our current estimates of the time and investment required to develop these products and technologies may change depending on the different applications that we may choose to pursue. We cannot give assurances that these programs will ever reach feasibility or develop into products that can be marketed profitably. In addition, we cannot guarantee that we will be able to develop and commercialize products before our competitors develop and commercialize products for the same indications. If products based on our acquired IPR&D programs and technology platforms do not become commercially viable, our results of operations could be materially adversely affected.

ILEX

In connection with our acquisition of ILEX, we have acquired IPR&D related to three development projects, Campath (for indications other than B-cell chronic lymphocytic leukemia), Clolar (clofarabine) and tasidotin hydrochloride, formerly referred to as ILX-651.

Campath is a humanized monoclonal antibody that binds to a specific target, CD52, on cell surfaces leading to the destruction of malignant, or cancerous, cells. Campath was launched in May 2001 in the United States, and in August 2001 in Europe under the name MabCampath. The product is approved for use in patients with B-cell chronic lymphocytic leukemia who have been treated with alkylating agents and who have failed fludarabine therapy. At the time of acquisition, clinical trials in non-Hodgkin's lymphoma, multiple sclerosis and other cancer and non-cancer indications were being conducted.

Clolar is a next-generation, purine nucleoside antimetabolite that is currently under investigation in pediatric and adult leukemias and solid tumors. In December 2004, after the date of our acquisition of ILEX, the FDA granted marketing approval for Clolar for the treatment of children with refractory or relapsed acute lymphoblastic leukemia. Clolar is the first new leukemia treatment approved specifically for children in more than a decade. At the time of the acquisition, clinical trials for hematologic cancer, solid tumor and additional pediatric acute leukemia indications were being conducted.

Tasidotin is a next-generation synthetic pentapeptide analog of the natural substance dolastatin-15. This product candidate targets tubulin and has been chemically modified to provide improved pharmacological properties over earlier members of its class. ILEX initiated phase 2 clinical trials of tasidotin in late 2003 and 2004 in a variety of indications.

As of the date of our acquisition of ILEX, none of these projects had reached technological feasibility nor had an alternative future use. Accordingly, we allocated to IPR&D, and charged to expense in our consolidated statements of operations in December 2004, $254.5 million, representing the portion of the purchase price attributable to these projects, of which $96.9 million is attributable to the Campath development projects, $113.4 million is attributable to the clofarabine development project and $44.2 million is related to the tasidotin development projects.

As of December 31, 2004, we estimated that it will take approximately three to six years and an investment of approximately $45 million to complete the development of, obtain approval for and commercialize Campath for non-Hodgkin's lymphoma and multiple sclerosis and other cancer and non-cancer indications. We estimated that it will take approximately three to six years and an investment of approximately $11 million to complete the development of, obtain approval for and commercialize Clolar for hematologic cancer, solid tumor and additional pediatric acute leukemia indications. We estimated that it will take approximately 5 years and an investment of approximately $23 million to complete the development of, obtain approval for and commercialize tasidotin.

SangStat

In connection with our acquisition of SangStat, we acquired IPR&D related to two projects, RDP58 and cyclosporine capsule. RDP58 is a novel inhibitor of several inflammatory cytokines. Cyclosporine capsule is a novel, smaller-size formulation of generic cyclosporine, an immunosuppressive agent. As of the acquisition date, neither project had reached technological feasibility nor had an alternative future use. Accordingly, we allocated to IPR&D, and charged to expense in our consolidated statements of operations in September 2003, $158.0 million, representing the portion of the purchase price attributable to these two projects, of which $138.0 million is attributable to RDP58 and $20.0 million is attributable to cyclosporine capsule.

In March 2004, we entered into an agreement with Proctor & Gamble Pharmaceuticals, Inc. (PGP), a subsidiary of The Proctor & Gamble Company, under which we granted to PGP an exclusive, worldwide license to develop and market RDP58 for the treatment

Management's Discussion and Analysis of Genzyme Corporation and Subsidiaries' Financial Condition and Results of Operations

of gastrointestinal and other disorders. We retained development and commercialization rights to RDP58 in pulmonary and other disorders that were not specifically licensed to PGP and also retained co-promotion rights with PGP in oncology-related disorders, such as chemo-therapy-induced diarrhea. In exchange for the grant of the license, PGP paid us an upfront fee, and agreed to make milestone payments and pay royalties on product sales.

Also in March 2004, we received marketing authorization for both 25mg and 100mg cyclosporine capsules in a European country. We terminated our license for cyclosporine capsules in January 2005 and exited this market.

As of December 31, 2004, we estimated that it will take approximately ten years and an investment of approximately $75.0 million to $100.0 million to complete the development of, obtain approval for and commercialize the first product based on the RDP58 technology for pulmonary and other disorders not licensed to PGP.

Novazyme

In September 2001, in connection with our acquisition of Novazyme, we acquired a technology platform that we believe can be leveraged in the development of treatments for various LSDs. As of the acquisition date, the technology platform had not achieved technological feasibility and would require significant further development to complete. Accordingly, we allocated to IPR&D and charged to expense $86.8 million, representing the portion of the purchase price attributable to the technology platform. We recorded this amount as a charge to expense in our consolidated statements of operations for the year ended December 31, 2001.

The platform technology is specific to LSDs and there is currently no alternative use for the technology in the event that it fails as a platform for enzyme replacement therapy for the treatment of LSDs. As of December 31, 2004, we estimated that it will take approximately four to eight years and an investment of approximately $100.0 million to $125.0 million to complete the development of, obtain approval for and commercialize the first product based on this technology platform.

Wyntek

In June 2001, in connection with our acquisition of Wyntek, we allocated approximately $8.8 million of the purchase price to IPR&D. We recorded this amount as a charge to expense in our consolidated statements of operations for the year ended December 31, 2001.

Wyntek was developing a cardiovascular product to rapidly measure the quantitative levels of cardiac marker proteins. In 2003, we cancelled our cardiac and stroke quantitative point of care rapid test development programs. No further development is planned for these programs.

GelTex

In December 2000, in connection with the acquisition of GelTex, we allocated approximately $118.0 million of the purchase price to IPR&D, which we recorded as a charge to expense in our consolidated statements of operations for the year ended December 31, 2000. In 2003, we cancelled our original polymer development program. No further development is planned for this program. However, we have several ongoing development programs that are exploring potential alternative applications for the polymer platform technology. As of December 31, 2004, the technological feasibility of these projects had not yet been reached and no significant departures from the assumptions included in the valuation analysis had occurred.

Biomatrix

In connection with our acquisition of Biomatrix in December 2000, we allocated approximately $82.1 million to IPR&D, which we recorded as a charge to expense in our consolidated statements of operations for the year ended December 31, 2000. As of December 31, 2004, the technological feasibility of the Biomatrix IPR&D projects had not yet been reached and no significant departures from the assumptions included in the valuation analysis had occurred.

Charge for Impairment of Goodwill

In connection with our assessment of the value of our Biosurgery reporting unit and the elimination of our tracking stock structure, we determined that the fair value of Biosurgery's net assets was lower than their carrying value, indicating a potential impairment of the goodwill allocated to Biosurgery's orthopaedics reporting unit. Based on our analysis, we have concluded that the goodwill assigned to Biosurgery's orthopaedics reporting unit is fully impaired. Accordingly, we recorded a charge for impairment of goodwill of $102.8 million in our consolidated statements of operations in June 2003 to write off this goodwill.

Charge for Impaired Assets

In 2004, due to a change in plans for future manufacturing capacity and research and development facilities, we determined that we will not require all of the space we had been leasing at our facility in Oklahoma City, Oklahoma. As a result, in December 2004, we recorded a charge of $2.1 million to research and development expenses to record the exit costs related to space we have vacated and a charge for impaired assets of $4.5 million to write off the assets related to that specific area of our Oklahoma facility.

In connection with the sale of assets to Teleflex, we tested the carrying value of our manufacturing facility in Fall River, Massachusetts in June 2003 to determine whether the impairment recognition criteria

Management's Discussion and Analysis of Genzyme Corporation and Subsidiaries' Financial Condition and Results of Operations

had been met. Our impairment analysis indicated that the carrying value for the Fall River facility would not be fully recoverable. As a result of this assessment, we recorded a charge for impaired asset of $2.9 million in our consolidated statements of operations in June 2003 to write down the carrying value of the Fall River facility to its estimated fair value.

In 2003, we discontinued the active marketing and, ultimately sold our FocalSeal product. In connection with the discontinuation of this product, we tested the carrying value of the assets associated with the product to determine whether the impairment recognition criteria had been met. Our impairment analysis indicated that the carrying value of these assets would not be fully recoverable. As a result of this assessment, we recorded total charges of $14.3 million in our consolidated financial statements in 2003 to write off the tangible and intangible assets associated with our FocalSeal product.

During 2001, we began constructing a recombinant protein manufacturing facility adjacent to our existing facilities in Framingham, Massachusetts. During the quarter ended December 31, 2001, we suspended development of this site in favor of developing the manufacturing site we acquired from Pharming N.V. in Geel, Belgium. Throughout 2002, we considered various alternative plans for use of the Framingham manufacturing facility, including contract manufacturing arrangements, and whether the $16.8 million of capitalized engineering and design costs for this facility would be applicable to the future development of and activities at this site. In December 2002, due to a change in our plans for future manufacturing capacity requirements, we determined that we would not proceed with construction of the Framingham facility for the foreseeable future. As a result, we recorded a charge in 2002 to write off $14.0 million of capitalized engineering and design costs that were specific to the Framingham facility. The remaining $2.8 million of capitalized engineering and design costs were used in the construction of the Belgium manufacturing facility and, accordingly, have been reallocated as a capitalized cost of that facility.

In the first quarter of 2002, we began a capital expansion program to build HA manufacturing capacity at one of our existing manufacturing facilities in Framingham, Massachusetts. We previously manufactured bulk HA at our manufacturing facility in Haverhill, United Kingdom. During the third quarter of 2002, we determined that we have sufficient inventory levels to meet demand until the Framingham facility is completed and validated, which is estimated to be within one year. In connection with this assessment, we concluded that we no longer require the manufacturing capacity at the HA Plant in England and we recorded an impairment charge of $9.0 million to write off the assets at the England facility.

OTHER INCOME AND EXPENSES

(Amounts in thousands, except percentage data)	2004	2003	2002	04/03 Increase/ (Decrease) % Change	03/02 Increase/ (Decrease) % Change
Equity in loss of equity method investments	**$(15,624)**	$ (16,743)	$(16,858)	(7)%	(1)%
Minority interest	**5,999**	2,232	–	169%	N/A
Loss on investments in equity securities	**(1,252)**	(1,201)	(14,497)	4%	(92)%
Loss on sale of product line	**–**	(27,658)	–	(100)%	N/A
Other	**(357)**	959	40	(137)%	2,298%
Investment income	**24,244**	43,015	51,038	(44)%	(16)%
Interest expense	**(38,227)**	(26,600)	(27,152)	44%	(2)%
Total other income (expense), net	**$(25,217)**	$(25,996)	$ (7,429)	(3)%	250%

2004 As Compared to 2003

Equity in Loss of Equity Method Investments

Under this caption, we record our portion of the results of our joint ventures with BioMarin, Diacrin, Inc. and MG Biotherapeutics, and our investments in Peptimmune, Inc. and Therapeutic Human Polyclonals, Inc., which we refer to as THP.

Our equity in loss of equity method investments decreased 7% to $15.6 million in 2004, as compared to $16.7 million in 2003. The largest component of our equity in loss of equity method investments was net losses from our joint venture with BioMarin, which decreased 36% to $9.7 million primarily due to increased sales of Aldurazyme, which was launched in the U.S. in April 2003 and in Europe in June 2003. This decrease is partially offset by a $2.5 million increase in equity in loss of equity method investments due to the net losses from our newly created joint venture, MG Biotherapeutics LLC, which we entered into with Medtronic in June 2004.

Management's Discussion and Analysis of Genzyme Corporation and Subsidiaries' Financial Condition and Results of Operations

Minority Interest

As a result of our adoption of FASB Interpretation No., or FIN, 46, "Consolidation of Variable Interest Entities," we have consolidated the results of Dyax-Genzyme LLC, formerly known as Kallikrein LLC, and Excigen Inc., a collaboration partner. Our consolidated balance sheet as of December 31, 2004 includes assets of $0.5 million related to Dyax-Genzyme LLC, substantially all of which are included in other current assets. We have recorded Dyax's portion of this joint venture's losses as minority interest in our consolidated statements of operations. The results of Excigen are not significant.

Loss on Investment in Equity Securities

We review for potential impairment the carrying value of each of our strategic investments in equity securities on a quarterly basis. In September 2004, we recorded a $2.9 million impairment charge in connection with our investment in MacroGenics and in June 2003, we recorded a $3.6 million impairment charge in connection with our investment in the common stock of ABIOMED because we considered the decline in value of these investments to be other than temporary. Given the significance and duration of the decline as of September 30, 2004, with respect to our investment in MacroGenics, and as of June 30, 2003, with respect to our investment in ABIOMED, we concluded that it was unclear over what period the recovery of the stock price for these investments would take place, and, accordingly, that any evidence suggesting that the investments would recover to at least our historical cost was not sufficient to overcome the presumption that the current market price was the best indicator of the value of these investments.

At December 31, 2004, our stockholders' equity includes $56.0 million of unrealized gains and $4.6 million of unrealized losses related to our investments in strategic equity securities. The unrealized losses are related to our investment in the common stock of BioMarin. The price of BioMarin common stock remained below cost for a portion of 2004. However, in the three months ended December 31, 2004, the stock price began to recover. As a result, we believe the unrealized losses related to our investment in BioMarin common stock at December 31, 2004 are temporary.

Investment Income

Our investment income decreased 44% for 2004, as compared to 2003, due to decreases in our average portfolio yield, the amount of unrealized gains on our portfolio and our average cash and investment balances in 2004.

Interest Expense

Our interest expense increased 44% for 2004, as compared to 2003, primarily due to an increase in average debt balances outstanding in 2004 resulting from:

- $690.0 million in principal of our 1.25% convertible senior notes issued in December 2003 and due December 2023; and
- $130.2 million capital lease obligation related to our corporate headquarters in Cambridge, Massachusetts recorded in November 2003.

In addition, in June 2004, we completed the redemption of our 3% convertible subordinated debentures for cash. This included charges of $4.3 million for premium paid upon redemption and $5.3 million to write off the unamortized debt fees associated with these debentures. These charges were recorded as interest expense on our consolidated statements of operations in 2004. There were no similar charges in 2003.

The increases were offset, in part, by

- lower interest expense associated with our revolving credit facility due to a decrease in the average amount outstanding under this facility in 2004 as compared to 2003;
- lower interest rates on our outstanding $690.0 million convertible senior notes as compared to the interest rate on our $575.0 million convertible subordinated debentures, which were redeemed in June 2004; and
- lower interest expense associated with the 6.9% convertible subordinated note that we assumed in connection with our acquisition of Biomatrix and paid off in May 2003.

2003 As Compared to 2002

Equity in Loss of Equity Method Investments

We record in equity in loss of equity method investments our portion of the results of our joint ventures with BioMarin and Diacrin and our portion of the losses of Peptimmune, THP, and through May 31, 2002, GTC.

Our equity in loss of equity method investments decreased 1% to $16.7 million for the year ended December 31, 2003, as compared to $16.9 million for the year ended December 31, 2002. The largest component of our equity in loss of equity method investments was net losses from our joint venture with BioMarin.

In January 2002, we formed Peptimmune as our wholly-owned subsidiary by contributing $5.0 million of cash and $0.3 million of other assets to Peptimmune in exchange for 5.5 million shares of Peptimmune's Series A voting preferred stock and 100 shares of Peptimmune common stock. We consolidated the results of Peptimmune through February 2003 because during that period we owned 100% of its outstanding stock. In March 2003, our investment in Peptimmune decreased to approximately 12% as a result of the sale by Peptimmune of shares of its Series B voting preferred stock to third-party investors. In accordance with our policy pertaining to affiliate sales of stock, we recorded a $2.9 million net gain ($4.5 million pre-tax) due to this sale, which was recorded as an increase to our investment in Peptimmune in Other noncurrent assets and an increase to Accumulated other

Management's Discussion and Analysis of Genzyme Corporation and Subsidiaries' Financial Condition and Results of Operations

comprehensive income in stockholders' equity in our consolidated balance sheet in June 2003. Although our ownership interest in Peptimmune has declined below 20%, we account for the investment in Peptimmune under the equity method of accounting because certain factors exist that cause us to continue to have significant influence over Peptimmune, including that the chairman of Peptimmune is a member of our board of directors and we have license and continuing service agreements with Peptimmune. Our equity in loss of equity method investments for Peptimmune has not been significant to date.

In September 2003, in connection with the acquisition of SangStat, we acquired SangStat's interest in two collaborations with THP for the development of humanized polyclonal therapeutic products to be generated by the immune systems of transgenic animals. In December 2003, SangStat, our wholly-owned subsidiary, made an additional equity investment of $3.2 million in THP because THP produced the proof-of-principle engineered rabbit required for completion of this specific milestone. We are accounting for this investment under the equity method because we believe that conditions exist that indicate an ability to exercise significant influence over THP, including that one of our officers is a director of THP. When THP has produced a commercial-grade engineered rabbit, SangStat has the option to make an additional equity investment of $15.0 million, which would give us ownership of approximately 40% of THP's issued share capital.

We accounted for our investment in GTC under the equity method of accounting through May 2002, at which point our ownership interest and board representation was reduced below 20% and we did not have any other factors of significant influence. Accordingly, we began accounting for our investment in GTC under the cost method of accounting in June 2002.

Loss on Investments in Equity Securities

We review for potential impairment the carrying value of each of our strategic investments in equity securities on a quarterly basis. In June 2003, we recorded a $3.6 million impairment charge in connection with our investment in the common stock of ABIOMED because we considered the decline in value of this investment to be other than temporary.

In December 2002, we recorded $15.4 million in impairment charges, including:

- $9.2 in connection with our investment in the common stock of GTC;
- $3.4 million in connection with our investment in the ordinary shares of CAT; and
- $2.0 million in connection with our investment in the common stock of Dyax.

Given the significance and duration of the declines, we concluded that it was unclear over what period the recovery of the stock price for each of these investments would take place and, accordingly, that any evidence suggesting that the investments would recover to at least our historical cost was not sufficient to overcome the presumption that the current market price was the best indicator of the value of each of these investments. At December 31, 2003, our stockholders equity includes $16.4 million of unrealized gains and $3.8 million of unrealized losses related to our other investments in equity securities.

Minority Interest

In 2003, we acquired a 49.99% interest in Dyax-Genzyme LLC, our joint venture with Dyax for the development of DX-88 for the potential treatment of HAE and other chronic inflammatory diseases. Under our collaboration agreement with Dyax, we have agreed that both companies will share development costs for HAE going forward. The first significant research and development activities of the joint venture commenced in the fourth quarter of 2003. In addition, Dyax will receive milestone payments from us upon dosing the first HAE patient in a pivotal clinical trial of DX-88 and upon regulatory approval for the first indication. Dyax will also receive milestone payments from us if DX-88 is approved for additional indications. Both companies will share equally in profits from sales of DX-88 for HAE and/or other chronic inflammatory diseases. In March 2003, Dyax exercised an option to acquire from us all rights to DX-88 for surgical indications.

In January 2003, the Financial Accounting Standards Board, or FASB, issued FASB Interpretation No., or FIN, 46, "Consolidation of Variable Interest Entities," as amended and revised in December 2003, which addresses the consolidation of variable interest entities, or VIEs, by business enterprises that are the primary beneficiaries. A VIE is an entity that does not have sufficient equity investment to permit it to finance its activities without additional financial support from a third party, or whose equity investors lack the characteristics of a controlling financial interest. The primary beneficiary of a VIE is the enterprise with the majority of the risk or rewards associated with the VIE. Immediate application of FIN 46 was required for all potential VIEs created after January 31, 2003. For potential VIEs created prior to February 1, 2003, the consolidation requirements apply for periods ending after March 15, 2004. FIN 46 also requires enhanced disclosures related to VIEs. As a result of our adoption of FIN 46, we have consolidated the results of Dyax-Genzyme LLC, which we became a member of in 2003. Our consolidated balance sheet at December 31, 2004 includes assets of $1.4 million related to Dyax-Genzyme LLC, substantially all of which are included in accounts receivable. We have recorded Dyax's portion of this joint venture's losses as minority interest in our consolidated statements of operations.

Management's Discussion and Analysis of Genzyme Corporation and Subsidiaries' Financial Condition and Results of Operations

Investment Income

Our investment income decreased 16% for the year ended December 31, 2003, as compared to the year ended December 31, 2002, due to a 1% decline in our average portfolio yield and a slight decline in average cash balances.

Interest Expense

Our interest expense decreased 2% for 2003, as compared to 2002, primarily due to a slight decline in average debt balances outstanding for most of the year resulting from:

- repayment, in 2002, of $4.4 million notes payable assumed in connection with our acquisition of GelTex;
- payment, in May 2003, of the $10.0 million, 6.9% convertible subordinated note assumed in connection with the acquisition of Biomatrix; and
- a reduction in the amount borrowed under the revolving credit facility in 2003.

The decrease was offset, in part, by additional interest related to the following debt we assumed in 2003:

- $11.3 million in principal of a 6.5% convertible note due March 29, 2004 in favor of UBS AG London assumed in connection with our acquisition of SangStat;
- $5.0 million of notes payable, also assumed in connection with our acquisition of SangStat;
- $690 million in principal of our 1.25% convertible senior notes issued in December 2003 and due December 2023; and
- $130.2 million capital lease obligation related to our corporate headquarters in Cambridge, Massachusetts recorded in November 2003.

Provision for Income Taxes

(Amounts in thousands, except percentage data)	**2004**	2003	2002	04/03 Increase/ (Decrease) % Change	03/02 Increase/ (Decrease) % Change
Provision for income taxes	**$(141,169)**	$(72,647)	$(19,015)	94%	282%
Effective tax rate	**62%**	1,437%	18%		

Our provisions for income taxes were at rates other than the U.S. federal statutory tax rate for the following reasons:

	2004	2003	2002
Tax provision (benefit) at U.S. statutory rate	**35.0%**	35.0%	35.0%
State taxes, net	**2.8**	114.0	3.2
Extra-territorial income	**(7.1)**	(221.0)	(8.9)
Goodwill impairment	**–**	711.7	–
Charges for purchased research and development	**39.1**	1,094.0	0.6
Benefit of tax credits	**(4.7)**	(343.3)	(15.7)
Foreign rate differential	**(4.4)**	(13.4)	3.8
Other	**1.3**	60.1	0.3
Effective tax rate	**62.0%**	1,437.1%	18.3%

Our effective tax rates for 2004, 2003 and 2002 varied from the U.S. statutory rate as a result of:

- our provision for state income taxes;
- the tax benefits from export sales;
- the impact of the write off of nondeductible goodwill in 2003;
- nondeductible charges for IPR&D recorded in December 2004 and September 2003;
- benefits related to tax credits; and
- the foreign rate differential.

In addition, our overall tax rate has changed significantly due to fluctuations in our income (loss) before taxes, which was $227.7 million in 2004, $5.1 million in 2003 and $104.2 million in 2002.

We are currently under IRS Audit for tax years 1996 to 1999. We believe that we have provided sufficiently for all audit exposures. A favorable settlement of this audit or the expiration of the statute of limitations on the assessment of income taxes for any tax year may result in a reduction of future tax provisions, which could be significant. Any such benefit would be recorded upon final resolution of the audit or expiration of the applicable statute of limitations.

In 2001, the World Trade Organization, or WTO, determined that the tax provisions of the FSC Repeal and Extraterritorial Income Exclusion Act of 2000, or ETI, constitute an export subsidy prohibited by the WTO Agreement on Subsidies and Countervailing Measures Agreement. As a result, in October 2004, the U.S. enacted

Management's Discussion and Analysis of Genzyme Corporation and Subsidiaries' Financial Condition and Results of Operations

the American Jobs Creation Act of 2004, or the Act, which repeals the ETI export subsidy for transactions after 2004 with two years of transition relief (2005 – 2006). The Act also provides a 9% deduction for income from domestic production activities which will be phased in over the years 2005 – 2010. While we are still evaluating the net impact of this new legislation, we do not expect it to have a material effect on our ongoing effective tax rate. In addition, the Act creates a temporary incentive for U.S. multinational corporations to repatriate accumulated income earned outside the U.S. While we are still evaluating this provision, we do not expect to benefit from the repatriation provisions under this Act.

Earnings Allocations

Through June 30, 2003, we calculated earnings per share for each series of stock using the two-class method. To calculate basic earnings per share for each series of stock, we divided the earnings allocated to each series of stock by the weighted average number of outstanding shares of that series of stock during the applicable period. When we calculated diluted earnings per share, we also included in the denominator all potentially dilutive securities outstanding during the applicable period if inclusion of such securities was not anti-dilutive. We allocated our earnings to each series of our common stock based on the earnings attributable to that series of stock. Through June 30, 2003, the earnings attributable to Genzyme Stock, as defined in our charter, were equal to the net income or loss of Genzyme General determined in accordance with accounting principles generally accepted in the United States, and as adjusted for tax benefits allocated to or from Genzyme General in accordance with our management and accounting policies in effect at the time. Earnings attributable to Biosurgery Stock and Molecular Oncology Stock were defined similarly and, as such, were based on the net income or loss of the corresponding division as adjusted for the allocation of tax benefits. The earnings allocated to each series of common stock are indicated in the table below:

(Amounts in thousands)	2003	2002
Earnings allocated to:		
Genzyme Stock	$ 94,283	$ 178,526
Biosurgery Stock	(152,651)	(167,886)
Molecular Oncology Stock	(9,224)	(23,714)
Total net income (loss)	$ (67,592)	$ (13,074)

Through June 30, 2003, we calculated the income tax provision of each division as if such division were a separate taxpayer, which included assessing the realizability of deferred tax assets at the division level. Our management and accounting policies in effect at the time provided that if, as of the end of any fiscal quarter, a division could not use any projected annual tax benefit attributable to it to offset or reduce its current or deferred income tax expense, we could allocate the tax benefit to other divisions in proportion to their taxable income without compensating payment or allocation to the division generating the benefit. The tax benefits allocated to Genzyme General and included in earnings attributable to Genzyme Stock were (amounts in thousands):

(Amounts in thousands)	2003	2002
Tax benefits allocated from:		
Genzyme Biosurgery	$ 8,720	$18,508
Genzyme Molecular Oncology	3,420	9,287
Total	$12,140	$ 27,795

These tax benefits represent 13% and 16% of earnings allocated to Genzyme Stock in 2003 and 2002, respectively. The amount of tax benefits allocated to Genzyme General fluctuated based on the results of Genzyme Biosurgery and Genzyme Molecular Oncology. If the losses of those divisions declined then the tax benefits allocated to Genzyme General also declined.

Cumulative Effect of Change in Accounting Principle

On January 1, 2002, we adopted SFAS No. 142, which requires that ratable amortization of goodwill and certain intangible assets be replaced with periodic tests of goodwill's impairment and that other intangible assets be amortized over their useful lives unless these lives are determined to be indefinite. SFAS No. 142 requires a transitional impairment test to compare the fair value of a reporting unit with the carrying amount of the goodwill.

Upon adoption of SFAS No. 142, we tested the goodwill of our cardiothoracic reporting unit in accordance with the transitional provisions of that standard, using the present value of expected future cash flows to estimate the fair value of this reporting unit. We recorded an impairment charge of $98.3 million, which was reflected as a cumulative effect of a change in accounting for goodwill in our consolidated statements of operations in 2002.

Research and Development Programs

Our research and development programs are focused on the areas of medicine where we market commercial products, namely rare inherited disorders, kidney disease, transplant and immune diseases, orthopaedics and cancer. We also conduct research in cardiovascular disease, diagnostic testing and other areas of unmet medical needs. Before we can commercialize our development-stage products, we will need to:

- conduct substantial research and development;
- undertake preclinical and clinical testing;
- develop and scale-up manufacturing processes and validate facilities; and
- pursue regulatory approvals and, in some countries, pricing approvals.

Management's Discussion and Analysis of Genzyme Corporation and Subsidiaries' Financial Condition and Results of Operations

This process is risky, expensive, and may take several years. We cannot guarantee that we will be able to successfully develop any product, or that we would be able to recover our development costs upon commercialization of a product that we successfully develop.

Below is a brief description of our significant research and development programs:

Program	Program Description or Indication	Development Status at December 31, 2004	Year of Expected Product Launch
Fabrazyme	Fabry disease	Received European Commission marketing approval in 2001, FDA marketing approval in April 2003 and marketing approval in Japan in January 2004; post-marketing phase 4 trial completed and patients enrolled in open label study; post-marketing commitments ongoing	Product was launched in 2001
Aldurazyme	MPS 1	Received FDA marketing approval in April 2003 and European Commission marketing approval in June 2003; several post-marketing commitments ongoing. We incur 50% of the research and development costs of our joint venture with BioMarin	Product was launched in 2003
Myozyme	Pompe disease	Pivotal trial ongoing; submitted marketing application in the E.U. in December 2004; and anticipate filing in the U.S. and Japan in 2005.	2006
Tolevamer [1]	*C. difficile* associated diarrhea	Phase 2 trials completed in 2004; anticipate enrolling patients in a Phase 3 trial in the first half of 2005.	2007
TGF-beta antagonists	I.P.F.	Phase 1 trial to start in 2005; Preliminary results anticipated in 2006. We incur 55% of the research and development costs incurred under our collaboration with Cambridge Antibody Technology Group	2010
Cyclosporine capsule [2]	Smaller size formulation of Cyclopsporine for chronic immunosuppression after transplantation (to prevent organ rejection)	Delivered notice terminating product license in January 2005	n/a
Viscosupplementation for osteoarthritis [3]	Viscosupplementation products to treat osteoarthritis of the knee, hip and other joints	Filed for Synvisc registration in Japan in 2003; currently enrolling patients in a pivotal clinical trial in U.S. for Synvisc in the hip and in Europe for Synvisc in the ankle and shoulder;	2005 through 2008
Sepra products [3]	Next stage products to prevent surgical adhesions for various indications	Preclinical; currently working on the development of a new anti-adhesion product	2005 through 2008
Campath [4]	B-cell chronic lymphocytic leukemia, non-Hodgkins lymphoma and multiple sclerosis	Phase 3 clinical trials in earlier-line CLL ongoing; phase 1–2 clinical trial in NHL ongoing; phase 2 clinical trial in MS fully enrolled	2007 through 2010

Management's Discussion and Analysis of Genzyme Corporation and Subsidiaries' Financial Condition and Results of Operations

Program	Program Description or Indication	Development Status at December 31, 2004	Year of Expected Product Launch
Clolar [(4)]	Pediatric and adult leukemias and solid tumors	Phase 2 trial in pediatric acute leukemias fully enrolled; phase 1–2 trial in adult hematologic cancers ongoing; phase 1 trial in solid tumors ongoing	2007 through 2010
Tasidotin [(4)]	Solid tumors	Phase 2 clinical trials ongoing	2009
DENSPM [(1)]	Liver cancer	Phase 1–2 clinical trial ongoing	2011
HIF-1α	Angiogenic gene therapy to treat coronary and peripheral artery disease	Phase 2 clinical trial ongoing	2008 through 2010
Cardiac cell therapy product	Tissue regeneration to treat congestive heart failure	Phase 1 clinical trial ongoing in Europe; anticipate filing IND in the U.S. by 2006	2009

(1) Program acquired in connection with the December 2000 acquisition of GelTex.
(2) Program acquired in connection with the September 2003 acquisition of SangStat.
(3) Includes programs acquired in connection with the December 2000 acquisition of Biomatrix.
(4) Program acquired in connection with the December 2004 acquisition of ILEX.

The aggregate actual and estimated research and development expense for the programs described above is as follows (amounts in millions):

Costs incurred for the year ended December 31, 2003	$128.9
Costs incurred for the year ended December 31, 2004	$165.4
Cumulative costs incurred as of December 31, 2004	$684.8
Estimated costs to complete as of December 31, 2004	$640 to $795

Our current estimates of the time and investment required to develop these products may change depending on the approach we take to pursue them, the results of preclinical and clinical studies, and the content and timing of decisions made by the FDA and other regulatory authorities. We cannot provide assurance that any of these programs will ever result in products that can be marketed profitably. In addition, we cannot guarantee that we will be able to develop and commercialize products before our competitors develop and commercialize products for the same indication. If certain of our development-stage programs do not result in commercially viable products, our results of operations could be materially adversely affected.

Liquidity and Capital Resources

We continue to generate cash from operations. At December 31, 2004, we had cash, cash equivalents, and short- and long-term investments of $1.1 billion, a decrease of $145.7 million from cash, cash equivalents and short- and long-term investments of $1.2 billion at December 31, 2003. This decrease in our cash balance is due primarily to our expenditure of $580.1 million in connection with the redemption of our 3% convertible subordinated debentures in June 2004.

The following is a summary of our statements of cash flows for 2004 and 2003.

Cash Flows from Operating Activities

Cash flows from operating activities are as follows (amounts in thousands):

	2004	2003
Cash flows from operating activities:		
Net cash provided by operating activities before working capital changes	**$ 678,068**	$479,809
Decrease in cash from working capital changes (excluding impact of acquired assets and assumed liabilities)	**(100,556)**	(91,951)
Cash flows from operating activities	**$ 577,512**	$387,858

Management's Discussion and Analysis of Genzyme Corporation and Subsidiaries' Financial Condition and Results of Operations

Cash flows from operating activities increased $189.7 million, or 49%, for 2004, as compared to 2003, primarily due to growth in earnings, adjusted for non-cash items (including depreciation, amortization, charges for purchase of IPR&D deferred income taxes and impairment charges), which increased $198.3 million, or 41%, to $678.1 million for 2004, as compared to 2003. This increase was offset, in part, by a $8.6 million net increase in cash used to fund working capital changes primarily due to a $111.3 million increase in accounts receivable and a $13.9 million decrease in accounts payable and accrued expenses, offset in part, by a $18.8 million decrease in inventory and a $5.9 million decrease in prepaid expenses and other current assets.

Cash flows from operating activities increased 74% for 2003, as compared to 2002, primarily due to growth in earnings, adjusted for non-cash items (including depreciation, amortization, charges for purchase of IPR&D, deferred income taxes, tax benefits from employee stock options and impairment charges), which increased $166.6 million, or 53%, to $479.8 million in 2003, as compared to 2002. This increase was offset in part by $92.0 million in net cash used to fund working capital changes primarily due to a $65.6 million increase in accounts receivable and a $45.1 million increase in prepaid expenses and other current assets, offset in part by an $11.8 million decrease in inventory and a $6.9 million increase in accounts payable and accrued expenses.

Cash Flows from Investing Activities

Cash flows from investing activities are as follows (amounts in thousands):

	2004	2003
Cash flows from investing activities:		
Net sales of investments, including investments in equity securities	**$ 318,453**	$ (188,690)
Purchases of property, plant and equipment	**(187,400)**	(259,598)
Sale of product line	**–**	34,513
Investments in equity method investments	**(24,107)**	(28,056)
Acquisitions, net of acquired cash	**(152,377)**	(565,306)
Other investing activities	**(265)**	(21,055)
Cash flows from investing activities	**$ (45,696)**	$(1,028,192)

In 2004, net sales of investments, including investments in equity securities, provided $318.5 million in cash. For the same period, acquisitions and capital expenditures accounted for significant cash outlays. In 2004, we used:

- $187.4 million in cash to fund purchases of property, plant and equipment, primarily related to the ongoing expansion of our manufacturing capacity in Ireland, the United Kingdom, Belgium and the United States, ongoing tenant improvements at our corporate headquarters facility in Cambridge, Massachusetts and expenditures related to other manufacturing expansions and relocations; and
- $152.4 million in cash for acquisitions, including $47.5 million to acquire substantially all of the assets of Alfigen in February 2004 and $215.3 million to acquire certain of the pathology/oncology testing assets of IMPATH in May 2004, offset in part by $110.4 million of net cash acquired in connection with our acquisition of ILEX in December 2004.

For 2003, acquisitions, capital expenditures and net purchases of investments accounted for the most significant cash outlays for investing activities. In 2003, we used:

- $565.3 million in cash, net of $71.3 million of acquired cash, to acquire SangStat in September 2003;
- $259.6 million in cash to fund purchases of property, plant and equipment, primarily related to the ongoing expansion of our manufacturing capacity in Ireland, the United Kingdom, Belgium and the United States, the ongoing build out of our corporate headquarters facility in Cambridge, Massachusetts and expenditures related to other manufacturing expansions and relocations.
- $188.7 million in cash for the net purchase of investments, including investments in equity securities; and
- $40.2 million in cash to fund our equity method investments and make milestone payments to equity investees.

These uses of cash were offset, in part, by $34.5 million in cash generated by the sale to Teleflex of substantially all of the assets directly associated with our cardiac device business.

Management's Discussion and Analysis of Genzyme Corporation and Subsidiaries' Financial Condition and Results of Operations

Cash Flows from Financing Activities

Our cash flows from financing activities are as follows (amounts in thousands):

	2004	2003
Cash flows from financing activities:		
Proceeds from issuance of common stock	**$ 140,311**	$ 116,459
Proceeds from draw on credit facility	**135,000**	616,000
Payment of debt and capital lease obligations	**(650,818)**	(914,128)
Proceeds from issuance of debt	**–**	672,975
Bank overdraft	**15,434**	(2,543)
Minority interest	**5,424**	3,060
Other financing activities	**922**	2,233
Cash flows from financing activities	**$ (353,727)**	$ 494,056

In 2004, financing activities used $353.7 million of cash primarily due to $650.8 million of cash utilized to repay debt and capital lease obligations, including:

- $575.0 million of cash used to redeem our 3% convertible subordinated debentures in June 2004;
- $35.0 million of cash used to repay a portion of the principal balance drawn under our revolving credit facility;
- $20.0 million to repay a note payable assumed in December 2004 in connection with our acquisition of ILEX; and
- $11.3 million to repay a 6.5% convertible note and $5.0 million to repay other notes payable assumed in September 2003 in connection with our acquisition of SangStat.

This decrease was offset, in part, by $140.3 million of proceeds from the issuance of stock under our stock plans and $135.0 million drawn under our revolving credit facility that matures in December 2006.

For 2003, financing activities generated $494.1 million of cash primarily due to $116.5 million of proceeds from the issuance of common stock under our stock plans and $673.0 million of proceeds, net of $17.0 million of debt issuance costs, from the issuance of $690.0 million in principal of 1.25% convertible senior notes. This source was offset by $298.1 million in cash utilized to repay debt and capital lease obligations, including $284.0 million used to repay the amounts outstanding under our revolving credit facility and $10.0 million used to pay the 6.9% convertible subordinated note assumed in connection with our acquisition of Biomatrix.

Revolving Credit Facility

In December 2003, we entered into a three year, $350.0 million revolving credit facility maturing in December 2006. In June 2004, we drew down $135.0 million under this facility to maintain a certain level of cash balances. In September 2004, we repaid $25.0 million of the outstanding principal balance and in November we repaid $10.0 million. As of December 31, 2004, $100.0 million in principal remained outstanding under this credit facility. This amount is included in current portion of long-term debt, convertible notes and capital lease obligations in our consolidated balance sheet because we repaid the entire $100.0 million in principal outstanding under the credit facility in January 2005. Borrowings under this credit facility bear interest at LIBOR plus an applicable margin, which was 2.83% at December 31, 2004. The terms of our revolving credit facility include various covenants, including maximum leverage ratios. We currently are in compliance with these covenants.

3% Convertible Subordinated Debentures

On June 1, 2004, we redeemed our outstanding 3% convertible subordinated debentures for $580.1 million, which amount includes $575 million of principal, $4.3 million of premium and $0.8 million of accrued interest. In connection with the redemption, we also recorded a non-cash charge of $5.3 million to interest expense in our consolidated statements of operations in June 2004 to write off the unamortized debt fees incurred with the original issuance of these debentures.

Management's Discussion and Analysis of Genzyme Corporation and Subsidiaries' Financial Condition and Results of Operations

Contractual Obligations

As of December 31, 2004, we had committed to make the following payments under contractual obligations (amounts in millions):

		Payments Due by Period					
Contractual Obligations	**Total**	2005	2006	2007	2008	2009	After 2009
Long-term debt obligations (1)	**$ 790.4**	$100.4	$ –	$ –	$690.0(1)	$ –	$ –
Capital lease obligations (1)	**249.5**	42.1	15.2	15.2	15.2	15.2	146.6
Operating leases (1)	**241.4**	40.1	34.4	27.2	21.8	17.0	100.9
Interest obligations (2)	**33.8**	8.6	8.6	8.6	8.0	–	–
Unconditional purchase obligations	**39.4**	25.1	3.9	3.6	3.6	3.2	–
Capital commitments (3)	**233.5**	151.3	39.2	18.2	21.1	3.7	–
Research and development agreements (4)	**192.6**	29.9	23.6	29.3	29.3	29.3	51.2
Total contractual obligations	**$1,780.6**	$397.5	$124.9	$102.1	$789.0	$68.4	$298.7

(1) See Note M, "Long-Term Debt and Leases" to our consolidated financial statements for additional information on long-term debt and lease obligations.

(2) Represents interest payment obligations related to our 1.25% convertible senior notes due December 2023.

(3) Consists of contractual commitments to vendors that we have entered into as of December 31, 2004 for construction on our outstanding capital projects. Our estimated cost of completion for assets under construction as of December 31, 2004 is $233.5 million, as follows (amounts in millions):

Location	**Cost to Complete at December 31, 2004**
Geel, Belgium	**$122.5**
Waterford, Ireland	**14.9**
Waltham, Massachusetts, U.S.	**32.4**
Allston, Massachusetts, U.S.	**12.7**
Other	**51.0**
Total estimated cost to complete	**$233.5**

(4) From time to time, we enter into agreements with third parties to obtain access to scientific expertise or technology that we do not already have. These agreements frequently require that we pay our licensor or collaborator a technology access fee, milestone payments upon the occurrence of certain events, and/or royalties on sales of products that utilize the licensed technology or arise out of the collaborative research. In addition, these agreements may call for us to fund research activities not being performed by us. The amounts indicated on the research and development agreements line of the contractual obligations table above represent committed funding obligations to our key collaborators under our significant development programs. Should we terminate any of our license or collaboration agreements, the funding commitments contained within them would expire. In addition, the actual amounts that we pay our licensors and collaborators will depend on numerous factors outside of our control, including the success of our preclinical and clinical development efforts with respect to the products being developed under these agreements, the content and timing of decisions made by the USPTO, the FDA and other regulatory authorities, the existence and scope of third party intellectual property, the reimbursement and competitive landscape around these products, and other factors described under the heading "Factors Affecting Future Operating Results" below.

Financial Position

We believe that our available cash, investments and cash flows from operations will be sufficient to fund our planned operations and capital requirements for the foreseeable future. Although we currently have substantial cash resources and positive cash flow, we intend to use substantial portions of our available cash for:

- product development and marketing;
- business combinations and other strategic business initiatives;
- expanding existing and constructing new facilities;
- expanding staff; and
- working capital, including satisfaction of our obligations under capital and operating leases.

Our cash reserves may be further reduced to pay principal and interest on outstanding debt, including the $100.0 million in principal outstanding under our revolving credit facility and our $690.0 million in principal of 1.25% convertible senior notes due December 1, 2023. The notes are initially convertible into Genzyme Stock at a conversion price of approximately $71.24 per share. Holders of the notes may require us to repurchase all or any part of the notes for cash, common stock, or a combination, at our option, on December 1, 2008, 2013 or 2018, at a price equal to 100% of the principal amount of the notes plus accrued and unpaid interest through the date prior to the date of repurchase. Additionally, upon a change of control, each holder may require us to repurchase for cash at 100% of the principal amount of the notes plus accrued interest, all or a portion of the holder's notes. On or after December 1, 2008, we may redeem for cash at 100% of the principal amount of the notes plus accrued interest, all or part of the notes that have not been previously converted or repurchased.

In addition, we have several outstanding legal proceedings. Involvement in investigations and litigation can be expensive and a court may ultimately require that we pay expenses and damages. As a result of legal proceedings, we also may be required to pay fees to a holder of proprietary rights in order to continue certain operations. We have provided you detail on certain of these legal proceedings in the notes to our consolidated financial statements.

To satisfy these and other commitments, we may have to obtain additional financing. We cannot guarantee that we will be able to obtain any additional financing, extend any existing financing arrangement, or obtain either on favorable terms.

Management's Discussion and Analysis of Genzyme Corporation and Subsidiaries' Financial Condition and Results of Operations

Off-Balance Sheet Arrangements

We do not use special purpose entities or other off-balance sheet financing arrangements. We enter into guarantees in the ordinary course of business related to the guarantee of our own performance and have joint ventures and certain other arrangements that involve research, development, and the commercialization of products resulting from the arrangements. Entities falling within the scope of FIN 46 are included in our consolidated results if we qualify as the primary beneficiary. Entities not subject to consolidation under FIN 46 are accounted for under the equity method of accounting if our ownership percentage exceeds 20% or if we exercise significant influence over the entity. We account for our portion of the losses of these entities in the line item "Equity in loss of equity method investments" in our statements of operations.

Related Party Relationships

The table below describes our significant related party relationships as of December 31, 2004. This information is taken from questionnaires that our directors and senior executives are asked to complete on an annual basis. We have not undertaken to independently confirm the accuracy of this information.

			Officer & Director Ownership in and Compensation from Related Entity		
Company	Affiliation with Genzyme	Officers & Directors Relationship	Stock Shares	Stock Options	2004 Cash Compensation
ABIOMED, Inc.	– Cost method investment	Henri A. Termeer, Genzyme Chairman, President and Chief Executive Officer, is a director of ABIOMED	29,551	53,000	$22,200
Biogen IDEC Inc.	– Distribution arrangement for Avonex	Mark R. Bamforth, Genzyme officer, is a passive investor in Biogen IDEC Inc.	–	–	–
		C. Ann Merrifield, Genzyme officer, is a passive investor in Biogen IDEC Inc.	–	–	–
BioMarin Pharmaceutical Inc.	– Cost method investment – Joint venture partner in BioMarin/Genzyme LLC	None	–	–	–
Caduceus Private Investments II, L.P.	– Cost method investment	None	–	–	–
Cambridge Antibody Technology Group plc	– Cost method investment – Collaboration partner	Mark R. Bamforth, Genzyme officer, is a passive investor in CAT	–	–	–
Cortical Pty Ltd.	– Cost method investment – Collaboration partner	None	–	–	–
Dyax Corporation	– Cost method investment – Joint venture partner with Genzyme in Dyax-Genzyme LLC	Henri A. Termeer, Genzyme Chairman, President and Chief Executive Officer, is a former strategic advisory committee member	2,649	–	–

Management's Discussion and Analysis of Genzyme Corporation and Subsidiaries' Financial Condition and Results of Operations

Company	Affiliation with Genzyme	Officers & Directors Relationship	Officer & Director Ownership in and Compensation from Related Entity		
			Stock Shares	Stock Options	2004 Cash Compensation
		Henry E. Blair, Genzyme director and co-founder, is the Chairman, President and Chief Executive Officer of Dyax [1]	124,953	517,300	–
		Constantine E. Anagnostopoulos, Genzyme director, is also a director of Dyax	13,585	41,060	$21,875
		Charles L. Cooney, Genzyme director, is a former strategic advisory committee member	–	18,255	–
		Mark R. Bamforth, Genzyme officer, is a passive investor in Dyax	1,000	–	–
		Peter Wirth, Genzyme officer, is a former strategic advisory committee member	9,780	–	–
		The wife of Donald E. Pogorzelski, Genzyme officer, is a passive investor in Dyax	5,000	–	–
Excigen, Inc.	– Collaboration partner	Earl M. Collier, Jr. and James A. Geraghty, both Genzyme officers, are directors of Excigen	–	–	–
GTC Biotherapeutics, Inc.	– Cost method investment	Henri A. Termeer, Genzyme Chairman, President and Chief Executive Officer is a former director of GTC	9,500	50,500	–
		Henry E. Blair, Genzyme director and co-founder, is a former director of GTC	1,530	29,500	–
		Charles L. Cooney, Genzyme director, is a member of the strategic advisory board for GTC	–	3,000	–
		James A. Geraghty, Genzyme officer, is a director of GTC	51,791	100,000	$12,000
		Earl M. Collier, Jr., Genzyme officer, is a passive investor in GTC	1,000	–	–

Management's Discussion and Analysis of Genzyme Corporation and Subsidiaries' Financial Condition and Results of Operations

Company	Affiliation with Genzyme	Officers & Directors Relationship	Officer & Director Ownership in and Compensation from Related Entity		
			Stock Shares	Stock Options	2004 Cash Compensation
		Richard H. Douglas, Genzyme officer, is a passive investor in GTC	180	–	–
		Peter Wirth, Genzyme officer [(2)]	–	2,000	–
MacroGenics, Inc.	– Cost method investment	None	–	–	–
	– Collaboration partner	–	–		
Medtronic, Inc.	– Joint venture partner with Genzyme in MG Biotherapeutics LLC	Gail K. Boudreaux, Genzyme director, is a passive investor in Medtronic	67	–	–
		Earl M. Collier, Jr., Genzyme officer, is a passive investor in Medtronic	1,000	–	–
		Elliott D. Hillback, Genzyme officer, is a passive investor in Medtronic	1,000	–	–
		Evan M. Lebson, Genzyme officer, is a passive investor in Medtronic	100	–	–
		Senator Connie Mack III, Genzyme director, is a passive investor in Medtronic	95	–	–
MPM BioVentures III, Q.P., L.P.	– Cost method investment	MPM had invested in Peptimmune, Inc.	–	–	–
Myosix SA	– Consolidated investment – Collaboration partner	Earl M. Collier, Jr. and James A. Geraghty, both Genzyme officers, are directors of Myosix	–	–	–
Oxford Bioscience Partners IV, L.P.	– Cost method investment	Peter Wirth, Genzyme officer, is a limited partner in the MRNA Fund II, L.P. and has a made a $100,000 capital commitment to the partnership	–	–	–
		Alison Lawton, Genzyme officer, is a limited partner and has made a $50,000 capital commitment to the partnership	–	–	–

Management's Discussion and Analysis of Genzyme Corporation and Subsidiaries' Financial Condition and Results of Operations

Company	Affiliation with Genzyme	Officers & Directors Relationship	Officer & Director Ownership in and Compensation from Related Entity: Stock Shares	Stock Options	2004 Cash Compensation
Peptimmune	– Equity method investment – Service agreements	Robert J. Carpenter, Genzyme director, is the Chairman of Peptimmune * Series B preferred stock ** Common stock	119,047* 1,000,000**	1,050,000	$258,671
ProQuest Investment II, L.P.	– Cost method investment	None	–	–	–
Therapeutic Human Polyclonals, Inc.	– Equity method investment	James A. Geraghty, Genzyme officer, is a director of THP	–	–	–
Theravance, Inc.	– Cost method investment	Elliott D. Hillback Genzyme officer, is a passive investor in Theravance	800	–	–
ViaCell, Inc.	– Cost method investment – Research agreement	None	–	–	–
Wyeth Laboratories, Inc.	– Distribution arrangement for Synvisc through 2004	Earl M. Collier, Jr., Genzyme officer, is a passive investor in Wyeth	–	–	–
		Zoltan A. Csimma, Genzyme officer, is a former employee of Wyeth. His spouse is a current employee of Wyeth. Totals exclude options and compensation of spouse.	1,442	60,000	–

(1) Mr. Blair's 2004 compensation from Dyax can be found in Dyax's 2005 proxy statement.

(2) Mr. Wirth received these stock options in 1998 when Genzyme was affiliated with GTC.

Recent Accounting Pronouncements

EITF Issue No. 03-6, "Participating Securities and the Two-Class Method Under FASB Statement No. 128." In April 2004, the EITF issued Statement No. 03-6, "Participating Securities and the Two-Class Method Under FASB Statement No. 128, Earnings Per Share." EITF 03-6 addresses a number of questions regarding the computation of earnings per share by a company that has issued securities other than common stock that contractually entitle the holder to the right to participate in dividends when, and if, declared. The issue also provides further guidance in applying the two-class method of calculating earnings per share, clarifying the definition of a participating security and how to apply the two-class method. EITF 03-6 was effective for fiscal periods beginning after March 31, 2004 and was required to be retroactively applied. We evaluated the terms of our convertible notes and debentures and determined that none of these instruments qualified as participating securities under the provisions of EITF 03-6. As a result, the adoption of EITF 03-6 had no effect on our earnings per share for the years ended December 31, 2004 and 2003.

EITF Issue No. 04-8, "The Effect of Contingently Convertible Debt on Diluted Earnings Per Share." In September 2004, the EITF reached a consensus on Issue No. 04-8, "The Effect of Contingently Convertible Debt on Diluted Earnings Per Share." EITF 04-8 requires that all contingently convertible debt instruments be included in diluted earnings per share using the if-converted method, regardless of whether the market price trigger (or other contingent feature) has been met. EITF 04-8 is effective for reporting periods ending after December 15, 2004 and requires that prior period earnings per share amounts presented for comparative purposes be restated. Under the provisions of EITF 04-8, the $690.0 million in principal under our 1.25% convertible senior notes, which represent 9.7 million potential shares of common stock, will be included in the calculation of diluted earnings per share using the if-converted method regardless of whether or not the contingent requirements have been met for conversion to common stock. We adopted EITF 04-8 during the fourth quarter of 2004, and have determined that the adoption of EITF 04-8 has not had a significant impact on prior periods' earnings per share calculations due to

Management's Discussion and Analysis of Genzyme Corporation and Subsidiaries' Financial Condition and Results of Operations

the fact that the Notes were outstanding for only a portion of the month in 2004.

EITF Issue No. 04-10, "Determining Whether to Aggregate Operating Segments That Do Not Meet the Quantitative Thresholds." In September 2004, the EITF reached a consensus on Issue No. 04-10, "Determining Whether to Aggregate Operating Segments That Do Not Meet the Quantitative Thresholds." EITF 04-10 requires that operating segments that do not meet the quantitative thresholds can be aggregated to produce a reporting segment if: (i) the aggregation is consistent with the objective and basic principles of SFAS No. 131, "Segment Reporting"; (ii) the segments have similar economic characteristics; and (iii) the segments have a majority of other aggregation criteria, such as similar products and services, production processes, types of customers, distribution methods and regulatory environment. The consensus on EITF 04-10 originally was effective for fiscal years ended after October 13, 2004. Concurrently, the FASB staff began drafting a proposed FASB Staff Position, or FSP, to provide guidance in determining whether two or more operating segments have similar economic characteristics. Since the guidance in EITF 04-10 and the proposed FSP are interrelated, the effective date of Issue 04-10 has been postponed to coincide with the effective date of the FSP. In March 2005, the FASB released for public comment proposed FSP No. FAS 131-a, "Determining Whether Operating Segments Have "Similar Economic Characteristics' under Paragraph 17 of FASB Statement No. 131, *Disclosures about Segments of an Enterprise and Related Information*." The proposed FSP provides additional guidance on how to determine whether two or more of a company's operating segments have *similar economic characteristics* when assessing whether those operating segments may be aggregated into a single operating segment. The proposed FSP indicates that (1) both quantitative and qualitative factors should be considered in determining whether the economic characteristics of two or more operating segments are similar and (2) the factors that a company should consider in making this assessment should be based on the factors that the company's chief operating decision maker uses in allocating resources to the individual segments. We are monitoring developments related to EITF 04-10 and proposed FSP No. FAS 131-a and will adopt the final standards, if any, upon issuance.

SFAS No. 151, "Inventory Costs, an amendment of ARB No. 43, Chapter 4." In November 2004, the FASB issued SFAS No. 151, "Inventory Costs, an amendment of ARB No. 43, Chapter 4." SFAS No. 151 clarifies that abnormal amounts of idle facility expense, freight, handling costs and wasted materials should be recognized as current period charges in all circumstances. SFAS No. 151 will be effective for us beginning January 1, 2006. We do not expect the adoption of SFAS No. 151 to have a material effect on our consolidated financial statements.

SFAS No. 123R, "Share-Based Payment, an amendment of FASB Statement Nos. 123 and 95" In December 2004, the FASB issued a revision to SFAS 123, also known as SFAS 123R, that amends existing accounting pronouncements for share-based payment transactions in which an enterprise receives employee and certain non-employee services in exchange for (a) equity instruments of the enterprise or (b) liabilities that are based on the fair value of the enterprise's equity instruments or that may be settled by the issuance of such equity instruments. SFAS 123R eliminates the ability to account for share-based compensation transactions using APB 25 and generally requires such transactions be accounted for using a fair-value-based method. SFAS 123R's effective date would be applicable for awards that are granted, modified, become vested, or settled in cash in interim or annual periods beginning after June 15, 2005. SFAS 123R includes three transition methods: one that provides for prospective application and two that provide for retrospective application. We intend to adopt SFAS 123R prospectively commencing in the third quarter of the fiscal year ending December 31, 2005. We expect that the adoption of SFAS 123R will cause us to record, as expense each quarter, a non-cash accounting charge approximating the fair value of such share based compensation meeting the criteria outlined in the provisions of SFAS 123R.

Market Risk

We are exposed to potential loss from financial market risks that may occur as a result of changes in interest rates, equity prices and foreign currency exchange rates. At December 31, 2004, we held various derivative contracts in the form of foreign exchange forwards and an interest rate swap. The derivatives contain no leverage or option features. We also held a number of other financial instruments, including investments in marketable securities, and had balances outstanding under several debt securities.

Interest Rate Risk

We are exposed to potential loss due to changes in interest rates. The principal interest rate exposure is to changes in U.S. interest rates. Instruments with interest rate risk include short-term and long-term investments in fixed income securities. Other exposures with interest rate risk include fixed rate convertible debt, a fixed rate interest rate swap and fixed rate debt. To estimate the potential loss due to changes in interest rates, we performed a sensitivity analysis using the instantaneous adverse change in interest rates of 100 basis points across the yield curve.

We used the following assumptions in preparing the sensitivity analysis:

- convertible bonds that are "in-the-money" at year end are considered equity securities and are excluded;

Management's Discussion and Analysis of Genzyme Corporation and Subsidiaries' Financial Condition and Results of Operations

- convertible bonds that are "out-of-the-money" at year end are analyzed by taking into account both fixed income and equity components; and
- bonds will mature on the first available date.

On this basis, we estimate the potential loss in fair value from changes in interest rates to be $17.6 million, with fair value of losses on our debt instruments partially offset by the fair value of gains on our investment portfolio.

Foreign Exchange Risk

As a result of our worldwide operations, we may face exposure to adverse movements in foreign currency exchange rates, primarily to the Euro, British pounds and Japanese yen. These exposures are reflected in market risk sensitive instruments, including foreign currency receivables and payables, foreign exchange forward contracts and foreign equity holdings.

Taking these variances into account, as of December 31, 2004, by applying a 10% unfavorable change in exchange rates, we estimated the potential impact in fair value of our foreign exchange exposure to be $2.6 million at December 31, 2004.

Equity Price Risk

We hold investments in a limited number of U.S. and European equity securities. We estimated the potential loss in fair value due to a 10% decrease in equity prices of each security held at year-end to be $11.8 million. This estimate assumes no change in foreign exchange rates from year-end spot rates and excludes any potential risk associated with securities that do not have readily determinable market value.

Factors Affecting Future Operating Results

Our future operating results could differ materially from the results described in this report due to the risks and uncertainties related to our business, including those discussed below.

Our financial results are highly dependent on sales of Cerezyme.

We generate a significant portion of our revenue from sales of Cerezyme, our enzyme-replacement product for patients with Gaucher disease. Sales of Cerezyme totaled $839.4 million for the year ended December 31, 2004, representing approximately 42% of our consolidated product revenue for 2004. Because our business is highly dependent on Cerezyme, negative trends in revenue from this product could have a significant adverse effect on our operations and cause the value of our securities to decline substantially. We will lose revenue if alternative treatments gain commercial acceptance, if our marketing activities are restricted, or if reimbursement is limited. In addition, the patient population with Gaucher disease is not large. Because a significant percentage of that population already uses Cerezyme, opportunities for future sales growth are constrained. Furthermore, changes in the methods for treating patients with Gaucher disease, including treatment protocols that combine Cerezyme with other therapeutic products or reduce the amount of Cerezyme prescribed, could limit growth, or result in a decline, in Cerezyme sales.

If we fail to increase sales of several products and services, we will not meet our financial goals.

Over the next few years, our success will depend substantially on our ability to increase revenue from many different products and services. The products include Cerezyme, Renagel, Synvisc, Thymoglobulin, Thyrogen, Clolar, Campath and diagnostic testing services. Our ability to increase sales will depend on a number of factors, including:

- acceptance by the medical community of each product or service;
- the availability of competing treatments that are deemed more efficacious, more convenient to use, or more cost effective;
- our ability, and the ability of our collaborators, to efficiently manufacture sufficient quantities of each product to meet demand and to do so in a cost efficient manner;
- regulation by the U.S. Food and Drug Administration, commonly referred to as the FDA, and the European Agency for the Evaluation of Medicinal Products, or EMEA, and other regulatory authorities;
- the scope of the labeling approved by regulatory authorities for each product and competitive products;
- the effectiveness of our sales force;
- the extent of coverage, pricing and level of reimbursement from governmental agencies and third party payors; and
- the size of the patient population for each product or service.

Part of our growth strategy involves conducting additional clinical trials to support approval of expanded uses of some of our products and pursuing marketing approval for our products in new jurisdictions. With Synvisc, for example, we are pursuing marketing approval in Japan and are seeking to expand approval in the United States to cover use as a treatment of pain from osteoarthritis in the hip. The success of this component of our growth strategy will depend on the content and timing of our submissions to regulatory authorities and whether and when those authorities determine to grant approvals.

Because the healthcare industry is extremely competitive and regulatory requirements are rigorous, we spend substantial funds marketing our products and attempting to expand approved uses for them. These expenditures depress near-term profitability, with no assurance that the expenditures will generate future profits that justify the expenditures.

Management's Discussion and Analysis of Genzyme Corporation and Subsidiaries' Financial Condition and Results of Operations

Our future success will depend on our ability to effectively develop and market our products against those of our competitors.

The human healthcare products and services industry is extremely competitive. Other organizations, including pharmaceutical, biotechnology, device and diagnostic testing companies, have developed and are developing products and services to compete with our products, services, and product candidates. If doctors, patients or payors prefer these competitive products or these competitive products have superior safety, efficacy, pricing or reimbursement characteristics, we will have difficulty maintaining or increasing the sales of our products.

Celltech Group plc and Actelion Ltd. have developed Zavesca®, a small molecule drug candidate for the treatment of Gaucher disease, the disease addressed by Cerezyme. Zavesca has been approved by both the FDA and the EMEA as an oral therapy for use in patients with mild to moderate Type 1 Gaucher disease for whom enzyme replacement is unsuitable. Teva Pharmaceuticals Industries Ltd., a licensee of Celltech, has received marketing approval of Zavesca in Israel. In addition, Transkaryotic Therapies Inc. (TKT) is conducting a Phase 1/2 clinical trial for its gene-activated glucocerebrosidase program, also to treat Gaucher disease.

Nabi Biopharmaceuticals is currently marketing PhosLo®, a calcium based phosphate binder. Like Renagel, PhosLo is approved for the control of elevated phosphate levels in patients with end-stage kidney failure. In addition, Shire Pharmaceuticals Group plc recently received FDA approval for Fosrenol®, a non-calcium based phosphate binder, and has filed for marketing approval of Fosrenol in the European Union and Canada. Renagel also competes with over-the-counter calcium carbonate products such as TUMS®.

Outside the United States, TKT is marketing a competitive enzyme replacement therapy for Fabry disease, the disease addressed by Fabrazyme. In addition, while Fabrazyme has received Orphan Drug designation, which provides us with seven years of market exclusivity for the product in the United States, other companies may seek to overcome our market exclusivity and, if successful, compete with Fabrazyme in the United States.

Several companies market products that, like Thymoglobulin and Lymphoglobuline, are used for the prevention and treatment of acute rejection in renal transplant. These products include Novartis AG's Simulect®, Pfizer Inc.'s ATGAM®, Ortho Biotech's Orthoclone OKT®3, Fresenius Biotech GmbH's ATG-Fresenius S® and the Roche Group's Zenapax®. Competition in the acute transplant rejection market largely is driven by product efficacy due to the potential loss of transplanted organs as the result of an acute organ rejection episode.

Current competition for Synvisc includes Hyalgan®, produced by Fidia S.p.A. and marketed in the United States by Sanofi-Synthelabo; Orthovisc®, produced and marketed outside of the United States by Anika Therapeutics, Inc. and marketed in the United States by Ortho Biotech; Artz®, a product manufactured by Seikagaku Kogyo that is sold in Japan by Kaken Pharmaceutical Co. and in the United States by Smith & Nephew Orthopaedics under the name Supartz®; a product owned and manufactured by Savient Pharmaceuticals, Inc., which is marketed under the name Nuflexxa™ in the United States and Euflexxa™ in Europe; and Durolane®, manufactured by Q-Med AB. We are also aware of other directly competitive products are under development. Furthermore, several companies market products designed to relieve the pain associated with osteoarthritis. Synvisc will have difficulty competing with any of these products to the extent the competitive products are considered more efficacious, less burdensome to administer or more cost-effective.

The examples above are illustrative. Almost all of our products face competition. Furthermore, the field of biotechnology is characterized by significant and rapid technological change. Discoveries by others may make our products or services obsolete. For example, competitors may develop approaches to treating lysosomal storage disorders (LSDs) that are more effective or less expensive than our products and product candidates. Because a significant portion of our revenue is derived from products that address this class of diseases and a substantial portion of our expenditures is devoted to developing new therapies for this class of diseases, such a development would have a material negative impact on our operations. Furthermore, our recent acquisition of ILEX Oncology, Inc. and certain of the pathology/oncology testing assets of IMPATH Inc., reflect our commitment to the oncology area. Many pharmaceutical and biotechnology companies are pursuing programs in this area, and these organizations may develop approaches that are superior to ours.

If we fail to obtain adequate levels of reimbursement for our products from third party payors, the commercial potential of our products will be significantly limited.

A substantial portion of our domestic and international revenue comes from payments by third party payors, including government health administration authorities and private health insurers. Governments and other third party payors may not provide adequate insurance coverage or reimbursement for our products and services, which would impair our financial results.

Third party payors are increasingly scrutinizing pharmaceutical budgets and healthcare expenses and are attempting to contain healthcare costs by:

- challenging the prices charged for healthcare products and services;
- limiting both the coverage and the amount of reimbursement for new therapeutic products;

Management's Discussion and Analysis of Genzyme Corporation and Subsidiaries' Financial Condition and Results of Operations

- limiting coverage for treatment of a particular patient to a maximum dollar amount or specified period of time;
- denying or limiting coverage for products that are approved by the FDA or other governmental regulatory bodies but are considered experimental or investigational by third party payors; and
- refusing in some cases to provide coverage when an approved product is used for disease indications in a way that has not received FDA or other applicable marketing approval.

Attempts by third party payors to reduce costs in any of these ways could decrease demand for our products. In addition, in certain countries, including countries in the European Union and Canada, the coverage of prescription drugs, the pricing, and the level of reimbursement are subject to governmental control, and we may therefore be unable to negotiate coverage, pricing and/or reimbursement on terms that are favorable to us. Government health administration authorities may also rely on analyses of the cost-effectiveness of certain therapeutic products in determining whether to provide reimbursement for such products. Our ability to obtain satisfactory pricing and reimbursement may depend in part on whether our products, the cost of some of which are high in comparison to other therapeutic products, are viewed as cost-effective.

Furthermore, legislatures, including the U.S. Congress, occasionally discuss implementing broad-based measures to contain healthcare costs. If third party reimbursement is further constrained, or if legislation is passed to contain healthcare costs, our profitability and financial condition will suffer. For example, the Medicare Prescription Drug, Improvement and Modernization Act (or the Medicare Modernization Act (MMA)) was enacted into law in December 2003. Reimbursement changes resulting from the MMA may negatively affect product sales of some of our marketed products. Previously, the "average wholesale price" (AWP) mechanism was the basis of Medicare Part B payment for physician-administered drugs and biologics. Effective January 1, 2005, this changed to an "average sales price" (ASP) methodology under the MMA. Under the new ASP methodology, Thyrogen, Synvisc and our LSD products are being reimbursed under a new Medicare Part B system that reimburses each product at 106% of its ASP (sometimes referred to as "ASP + 6%"). As a result, reimbursement rates for these products may be lower than 2004 reimbursement rates, in particular, because the ASP methodology deducts sales incentives offered to healthcare providers from the sale prices used to calculate ASP, a deduction that was not made to AWP. Under the MMA, Medicare coverage for Renagel will be available for the first time beginning in 2006. Medicare Part D, which applies to Renagel, will be administered by private vendors under contract with the U.S. government. Each vendor will establish its own Part D formulary for prescription drug coverage and pricing for the first time during 2005, and we are therefore unable to predict how many vendors will cover Renagel and on what terms.

Guidelines and recommendations published by various organizations can reduce the use of our products.
Professional societies, practice management groups, private health/science foundations, and organizations involved in various diseases may publish guidelines or recommendations to the health care and patient communities from time to time. Recommendations of government agencies or these other groups/organizations may relate to such matters as usage, dosage, route of administration, and use of related therapies. Organizations like these have in the past made recommendations about our products and products of our competitors. Recommendations or guidelines that are followed by patients and health care providers could result in decreased use of our products. In addition, the perception by the investment community or shareholders that recommendations or guidelines will result in decreased use of our products could adversely affect prevailing market prices for our common stock. Our success also depends on our ability to educate patients and healthcare providers about our products and their uses. If these education efforts are not effective, then we may not be able to increase the sales of our existing products or successfully introduce new products to the market.

We may encounter substantial difficulties managing our growth.
Several risks are inherent to our plans to grow our business. Achieving our goals will require substantial investments in research and development, sales and marketing, and facilities. For example, we have spent considerable resources building out and seeking regulatory approvals for our manufacturing plants. We cannot assure you that these facilities will prove sufficient to meet demand for our products or that we will not have excess capacity at these facilities. In addition, building our facilities is expensive, and our ability to recover these costs will depend on increased revenue from the products produced at the facilities.

We produce relatively small amounts of material for research and development activities and clinical trials. Even if a product candidate receives all necessary approvals for commercialization, we may not be able to successfully scale up production of the product material at a reasonable cost or at all.

If we are able to grow sales of our products, we may have difficulty managing inventory levels. Marketing new therapies is a complicated process, and gauging future demand is difficult. With Renagel, for example, we have encountered problems in the past managing inventory levels at wholesalers. Comparable problems may arise with our other products, particularly during market introduction.

Management's Discussion and Analysis of Genzyme Corporation and Subsidiaries' Financial Condition and Results of Operations

Growth in our business may also contribute to fluctuations in our operating results, which may cause the price of our securities to decline. Our revenue may fluctuate due to many factors, including changes in:

- wholesaler buying patterns;
- reimbursement rates;
- physician prescribing habits;
- the availability or pricing of competitive products; and
- currency exchange rates.

We may also experience fluctuations in our quarterly results due to price changes and sales incentives. For example, purchasers of our products, particularly wholesalers, may increase purchase orders in anticipation of a price increase and reduce order levels following the price increase. We occasionally offer sales incentives and promotional discounts on some of our products and services that could have a similar impact. In addition, some of our products are subject to seasonal fluctuation in demand.

Our operating results and financial position also may be impacted when we attempt to grow through business combination transactions. We may encounter problems assimilating operations acquired in these transactions. Business combination transactions often entail the assumption of unknown liabilities, the loss of key employees, and the diversion of management attention. Furthermore, in any business combination, including our recent acquisitions of ILEX Oncology, Inc. and certain of the pathology/oncology testing assets of IMPATH Inc., there is a substantial risk that we will fail to realize the benefits we anticipate when we decide to undertake the transaction. We have in the past taken significant charges for impairment of goodwill and for impaired assets acquired in business combination transactions. We may be required to take similar charges in the future.

Manufacturing problems may cause product launch delays, inventory shortages, recalls and unanticipated costs.

In order to generate revenue from our approved products, we must be able to produce sufficient quantities of the products. Many of our products are difficult to manufacture. Our products that are biologics, for example, require product characterization steps that are more onerous than those required for most chemical pharmaceuticals. Accordingly, we employ multiple steps to attempt to control the manufacturing processes. Minor deviations in these manufacturing processes could result in unacceptable changes in the products that result in lot failures, product recalls, or product liability.

Certain of the raw materials required in the commercial manufacturing and the formulation of our products are derived from biological sources, including mammalian sources and human plasma. Such raw materials may be subject to contamination or recall. Also, some countries in which we market our products may restrict the use of certain biologically derived substances in the manufacture of drugs. A material shortage, contamination, recall, or restriction of the use of certain biologically derived substances in the manufacture of our products could adversely impact or disrupt our commercial manufacturing of our products or could result in a mandated withdrawal of our products from the market. This too, in turn, could adversely affect our ability to satisfy demand for our products, which could materially and adversely affect our operating results.

In addition, we may only be able to produce certain of our products at a very limited number of facilities. For example, we manufacture all of our Cerezyme and a portion of our Fabrazyme products at our facility in Allston, Massachusetts. A number of factors could cause production interruptions at our facilities, including equipment malfunctions, labor problems, natural disasters, power outages, terrorist activities, or disruptions in the operations of our suppliers.

Manufacturing is also subject to extensive government regulation. Regulatory authorities must approve the facilities in which human healthcare products are produced. Any third party we use to fill-finish or package our products to be sold in the U.S. must also be licensed by the FDA. As a result, third party providers may not be readily available on a timely basis. In addition, facilities are subject to ongoing inspections and minor changes in manufacturing processes may require additional regulatory approvals, either of which could cause us to incur significant additional costs and lose revenue.

We rely on third parties to provide us with materials and services in connection with the manufacture of our products.

Certain materials necessary for commercial production of our products, including specialty chemicals and components necessary for manufacture, fill-finish and packaging, are provided by unaffiliated third-party suppliers. In some cases, such materials are specifically cited in our drug application with the FDA so that they must be obtained from that specific source and could not be obtained from another supplier unless and until the FDA approved that other supplier. In addition, there may only be one available source for a particular chemical or component. For example, we acquire polyalylamine (PAA), used in the manufacture of Renagel and Welchol, from Cambrex Charles City, Inc., the only source for this material currently qualified in our FDA drug applications for these products. Our suppliers may also be subject to FDA regulations regarding manufacturing practices. We may be unable to manufacture our products in a timely manner or at all if these third-party suppliers were to cease or interrupt production or otherwise fail to supply these materials or products to us for any reason, including due to regulatory requirements or actions, adverse financial developments at or affecting the supplier, or labor shortages or disputes.

We also source some of our fill-finish, packaging and distribution operations to third-party contractors. The manufacture of products, fill-finish, packaging and distribution of our products requires

Management's Discussion and Analysis of Genzyme Corporation and Subsidiaries' Financial Condition and Results of Operations

successful coordination among these third-party providers and Genzyme. Our inability to coordinate these efforts, the lack of capacity available at the third-party contractor or any other problems with the operations of these third-party contractors could require us to delay shipment of saleable products, recall products previously shipped or could impair our ability to supply products at all. This could increase our costs, cause us to lose revenue or market share and damage our reputation.

If our strategic alliances are unsuccessful, our operating results will be negatively impacted.
Several of our strategic initiatives involve alliances with other biotechnology and pharmaceutical companies, including a joint venture with BioMarin Pharmaceutical Inc. with respect to Aldurazyme. The success of this and similar arrangements is largely dependent on technology and other intellectual property contributed by our strategic partners or the resources, efforts, and skills of our partners. Disputes and difficulties in such relationships are common, often due to conflicting priorities or conflicts of interest. Merger and acquisition activity may exacerbate these conflicts. The benefits of these alliances are reduced or eliminated when strategic partners:

- terminate the agreements or limit our access to the underlying intellectual property;
- fail to devote financial or other resources to the alliances and thereby hinder or delay development, manufacturing or commercialization activities;
- fail to successfully develop, manufacture or commercialize any products; or
- fail to maintain the financial resources necessary to continue financing their portion of the development, manufacturing, or commercialization costs or their own operations.

Furthermore, payments we make under these arrangements may exacerbate fluctuations in our financial results. In addition, under some of our strategic alliances, we make milestone payments well in advance of commercialization of products with no assurance that we will ever recoup these payments. We also may make equity investments in our strategic partners, as we did with Cambridge Antibody Technology Group plc and MacroGenics, Inc. in 2003. Our strategic equity investments are subject to market fluctuations, access to capital and other business events, such as initial public offerings, the completion of clinical trials and regulatory approvals, which can impact the value of these investments. As a result, if any of our strategic equity investments decline in value and remain below cost for an extended duration, we will incur financial statement charges related to the decline in value of that investment.

The development of new biotechnology products involves a lengthy and complex process, and we may be unable to commercialize any of the products we are currently developing.
We have multiple products under development and devote considerable resources to research and development, including clinical trials. For example, we are currently conducting three clinical trials for Myozyme, an enzyme replacement therapy intended to treat Pompe disease, and we are spending considerable resources attempting to develop new treatments for Gaucher disease.

Before we can commercialize our development-stage product candidates, we will need to:

- conduct substantial research and development;
- undertake preclinical and clinical testing;
- develop and scale-up manufacturing processes; and
- pursue regulatory approvals and, in some jurisdictions, pricing approvals.

This process involves a high degree of risk and takes many years. Our product development efforts with respect to a product candidate may fail for many reasons, including:

- failure of the product candidate in preclinical studies;
- difficulty enrolling patients in clinical trials, particularly for disease indications with small populations;
- patients exhibiting adverse reactions to the product candidate or indications or other safety concerns;
- insufficient clinical trial data to support the effectiveness of the product candidate;
- our inability to manufacture sufficient quantities of the product candidate for development or commercialization activities in a timely and cost-efficient manner; or
- our failure to obtain the required regulatory approvals for the product candidate or the facilities in which it is manufactured.

Few research and development projects result in commercial products, and success in preclinical studies or early clinical trials often is not replicated in later studies. We may decide to abandon development of a product or service candidate at any time or we may be required to expend considerable resources repeating clinical trials or conducting additional trials, either of which would adversely impact possible revenue from those product candidates.

Our efforts to expand the approved indications for our products and to gain marketing approval in new jurisdictions also may fail. These expansion efforts are subject to many of the risks associated with completely new products, and, accordingly, we may fail to recoup the investments we make pursuing these expansions.

Management's Discussion and Analysis of Genzyme Corporation and Subsidiaries' Financial Condition and Results of Operations

Government regulation imposes significant costs and restrictions on the development and commercialization of our products and services.

Our success will depend on our ability to satisfy regulatory requirements. We may not receive required regulatory approvals on a timely basis or at all. Government agencies heavily regulate the production and sale of healthcare products and the provision of healthcare services. In particular, the FDA and comparable agencies in foreign jurisdictions must approve human therapeutic and diagnostic products before they are marketed, as well as the facilities in which they are made. This approval process can involve lengthy and detailed laboratory and clinical testing, sampling activities and other costly and time-consuming procedures. Several biotechnology companies have failed to obtain regulatory approvals because regulatory agencies were not satisfied with the structure or conduct of clinical trials. Similar problems could delay or prevent us from obtaining approvals. Furthermore, regulatory authorities, including the FDA, may not agree with our interpretations of our clinical trial data, which could delay, limit or prevent regulatory approvals.

Therapies that have received regulatory approval for commercial sale may continue to face regulatory difficulties. If we fail to comply with applicable regulatory requirements, regulatory authorities could take actions against us, including:

- issuing warning letters;
- issuing fines and other civil penalties;
- suspending regulatory approvals;
- refusing to approve pending applications or supplements to approved applications;
- suspending product sales in the United States and/or exports from the United States;
- mandating product recalls; and
- seizing products.

Furthermore, the FDA and comparable foreign regulatory agencies may require post-marketing clinical trials or patient outcome studies. We have agreed with the FDA, for example, to a number of post-marketing commitments as a condition to U.S. marketing approval for Fabrazyme and Aldurazyme. In addition, regulatory agencies subject a marketed therapy, its manufacturer and the manufacturer's facilities to continual review and periodic inspections. The discovery of previously unknown problems with a therapy or the facility used to produce the therapy could prompt a regulatory authority to impose restrictions on us, or could cause us to voluntarily adopt such restrictions, including withdrawal of one or more of our products or services from the market.

We believe some of our products are prescribed by physicians for uses not approved by the FDA or comparable regulatory agencies outside the U.S. Although physicians may lawfully prescribe pharmaceuticals products for such off-label uses, our promotion of off-label uses is unlawful. Some of our practices intended to make physicians aware of off-label uses of our products without engaging in off-label promotion could nonetheless be construed as off-label promotion. Although we have policies and procedures in place designed to help assure ongoing compliance with regulatory requirements regarding off-label promotion, some non-compliant actions may nonetheless occur. Regulatory authorities could take enforcement action against us if they believe we are promoting, or have promoted, our products for off-label use.

Legislative or regulatory changes may adversely impact our business.

The FDA has designated some of our products, including Fabrazyme and Myozyme, as orphan drugs under the Orphan Drug Act. The Orphan Drug Act provides incentives to manufacturers to develop and market drugs for rare diseases, generally by entitling the first developer that receives FDA marketing approval for an orphan drug to a seven-year exclusive marketing period in the United States for that product. In the past Congress has considered legislation to change the Orphan Drug Act to shorten the period of automatic market exclusivity and to grant marketing rights to simultaneous developers of a drug. Legislation similar to the Orphan Drug Act has been enacted in other countries outside of the United States, including the European Union. The orphan legislation in the European Union is available for therapies addressing conditions that affect fewer than five out of 10,000 persons. The market exclusivity period is for ten years, although that period can be reduced to six years if, at the end of the fifth year, available evidence establishes that the product is sufficiently profitable not to justify maintenance of market exclusivity. If the Orphan Drug Act or other similar legislation is amended to reduce the protections afforded orphan drugs, any approved drugs for which we have been granted exclusive marketing rights may face increased competition, which may decrease the amount of revenue we receive from these products.

In addition, the United States government and other governments have shown significant interest in pursuing healthcare reform. Any government-adopted reform measures could adversely impact:

- the pricing of therapeutic products in the United States or internationally;
- the ability of consumers residing in the United States to purchase therapeutic products that have been imported from manufacturers and distributors located outside of the United States; and
- the amount of reimbursement available from governmental agencies or other third party payors.

New laws, regulations and judicial decisions, or new interpretations of existing laws, regulations and decisions, which relate to health care availability, methods of delivery or payment for products and services, or sales, marketing or pricing may cause our revenue

Management's Discussion and Analysis of Genzyme Corporation and Subsidiaries' Financial Condition and Results of Operations

to decline, and we may need to revise our research and development programs.

Importation of products from Canada and other countries into the United States may lower the prices we receive for our products.

In the United States and abroad, our products are subject to competition from lower-priced versions of our products and competing products from other countries where government price controls or other market dynamics result in lower prices. Our products that require a prescription in the United States may be available to consumers in markets such as Canada and Mexico without a prescription, which may cause consumers to further seek out these products in these lower priced markets. The ability of patients and other customers to obtain these lower priced imports has grown significantly as a result of the Internet, an expansion of pharmacies in Canada and elsewhere that target to American purchasers, the increase in U.S.-based businesses affiliated with Canadian pharmacies marketing to American purchasers, and other factors. Most of these foreign imports are illegal under current U.S. law. However, the volume of imports continues to rise due to the limited enforcement resources of the FDA and the U.S. Customs Service, and there is increased political pressure to permit the imports as a mechanism for expanding access to lower priced medicines.

The importation of lower-priced versions of our products into the United States and other markets adversely affects our profitability. This impact could become more significant in the future.

We may require significant additional financing, which may not be available to us on favorable terms, if at all.

As of December 31, 2004, we had $1.1 billion in cash, cash equivalents and short- and long-term investments, excluding investments in equity securities.

We intend to use substantial portions of our available cash for:

- product development and marketing;
- business combinations and other strategic business initiatives;
- expanding existing and constructing additional facilities;
- expanding staff; and
- working capital, including satisfaction of our obligations under capital and operating leases.

We may further reduce available cash reserves to pay principal and interest on outstanding debt, including our $690.0 million in principal of 1.25% convertible senior notes due December 2023.

To satisfy our cash requirements, we may have to obtain additional financing. We may be unable to obtain any additional financing or extend any existing financing arrangements at all or on terms that we or our investors consider favorable.

We may fail to adequately protect our proprietary technology, which would allow competitors or others to take advantage of our research and development efforts.

Our long-term success largely depends on our ability to market technologically competitive products. If we fail to obtain or maintain adequate intellectual property protection in the United States or abroad, we may not be able to prevent third parties from using our proprietary technologies. Our currently pending or future patent applications may not result in issued patents. Patent applications are confidential for 18 months following their filing, and because third parties may have filed patent applications for technology covered by our pending patent applications without us being aware of those applications, our patent applications may not have priority over patent applications of others. In addition, our issued patents may not contain claims sufficiently broad to protect us against third parties with similar technologies or products, or provide us with any competitive advantage. If a third party initiates litigation regarding our patents, our collaborators' patents, or those patents for which we have license rights, and is successful, a court could declare our patents invalid or unenforceable or limit the scope of coverage of those patents.

Governmental patent offices and courts have not consistently treated the breadth of claims allowed in biotechnology patents. If patent offices or the courts begin to allow or interpret claims more broadly, the incidence and cost of patent interference proceedings and the risk of infringement litigation will likely increase. On the other hand, if patent offices or the courts begin to allow or interpret claims more narrowly, the value of our proprietary rights may be reduced. Any changes in, or unexpected interpretations of, the patent laws may adversely affect our ability to enforce our patent position.

We also rely upon trade secrets, proprietary know-how, and continuing technological innovation to remain competitive. We attempt to protect this information with security measures, including the use of confidentiality agreements with our employees, consultants, and corporate collaborators. These individuals may breach these agreements and any remedies available to us may be insufficient to compensate our damages. Furthermore, our trade secrets, know-how and other technology may otherwise become known or be independently discovered by our competitors.

We may be required to license technology from competitors or others in order to develop and commercialize some of our products and services, and it is uncertain whether these licenses will be available.

Third party patents may cover some of the products or services that we or our strategic partners are developing or producing. A patent is entitled to a presumption of validity, and, accordingly, we face significant hurdles in any challenge to a patent. In addition, even if we are

Management's Discussion and Analysis of Genzyme Corporation and Subsidiaries' Financial Condition and Results of Operations

successful in challenging the validity of a patent, the challenge itself may be expensive and require significant management attention.

To the extent valid third party patent rights cover our products or services, we or our strategic collaborators would be required to seek licenses from the holders of these patents in order to manufacture, use, or sell these products and services, and payments under them would reduce our profits from these products. We may not be able to obtain these licenses on acceptable terms, or at all. If we fail to obtain a required license or are unable to alter the design of our technology to fall outside the scope of a third party patent, we may be unable to market some of our products and services, which would limit our profitability.

We may incur substantial costs as a result of litigation or other proceedings.

A third party may sue us or one of our strategic collaborators for infringing the third party's patent or other intellectual property rights. Likewise, we or one of our strategic collaborators may sue to enforce intellectual property rights or to determine the scope and validity of third party proprietary rights. If we do not prevail in this type of litigation, we or our strategic collaborators may be required to:

- pay monetary damages;
- stop commercial activities relating to the affected products or services;
- obtain a license in order to continue manufacturing or marketing the affected products or services; or
- compete in the market with a substantially similar product.

We are also currently involved in litigation matters and investigations that do not involve intellectual property claims and may be subject to additional actions in the future. For example, we are currently defending several lawsuits brought in connection with the elimination of our tracking stock in June 2003, some of which claim considerable damages. Also, the federal government, state governments and private payors are investigating and have begun to file actions against numerous pharmaceutical and biotechnology companies, including Genzyme, alleging that the companies have overstated prices in order to inflate reimbursement rates. Enforcement authorities also have instituted actions under health care "fraud and abuse" laws, including anti-kickback and false claims statutes. Moreover, individuals who use our products or services, including our diagnostic products and genetic testing services, sometimes bring product and professional liability claims against us or our subsidiaries.

We have only limited amounts of insurance, which may not provide coverage to offset a negative judgment or a settlement payment. We may be unable to obtain additional insurance in the future, or we may be unable to do so on acceptable terms. Any additional insurance we do obtain may not provide adequate coverage against any asserted claims.

Regardless of merit or eventual outcome, investigations and litigations can result in:

- diversion of management's time and attention;
- expenditure of large amounts of cash on legal fees, expenses, and payment of damages;
- limitations on our ability to continue some of our operations;
- decreased demand for our products and services; and
- injury to our reputation.

Our international sales and operations are subject to the economic, political, legal and business environments of the countries in which we do business and our failure to operate successfully or adapt to changes in these environments could cause our international sales and operations to be limited or disrupted.

Our international operations accounted for approximately 45% of our consolidated product and service revenues for the year ended December 31, 2004. We expect that international product and service sales will continue to account for a significant percentage of our revenues for the foreseeable future. In addition, we have direct investments in a number of subsidiaries outside of the United States, primarily in the European Union, Latin America and Japan. Our international sales and operations could be limited or disrupted, and the value of our direct investments may be diminished, by any of the following:

- economic problems that disrupt foreign healthcare payment systems;
- fluctuations in currency exchange rates;
- the imposition of governmental controls;
- less favorable intellectual property or other applicable laws;
- the inability to obtain any necessary foreign regulatory approvals of products in a timely manner;
- import and export license requirements;
- political instability;
- terrorist activities and armed conflict;
- restrictions on direct investments by foreign entities and trade restrictions;
- changes in tax laws and tariffs;
- difficulties in staffing and managing international operations; and
- longer payment cycles.

Our operations and marketing practices are also subject to regulation and scrutiny by the governments of the other countries in which we operate. In addition, the Foreign Corrupt Practices Act also prohibits U.S. companies and their representatives from offering, promising, authorizing or making payments to foreign officials for the purpose of obtaining or retaining business abroad. Failure to comply with domestic or foreign laws could result in various adverse consequences, including possible delay in approval or

Management's Discussion and Analysis of Genzyme Corporation and Subsidiaries' Financial Condition and Results of Operations

refusal to approve a product, recalls, seizures, withdrawal of an approved product from the market, and/or the imposition of civil or criminal sanctions.

A significant portion of our business is conducted in currencies other than our reporting currency, the U.S. Dollar. We recognize foreign currency gains or losses arising from our operations in the period in which we incur those gains or losses. As a result, currency fluctuations among the U.S. Dollar and the currencies in which we do business have caused foreign currency transaction gains and losses in the past and will likely do so in the future. Because of the number of currencies involved, the variability of currency exposures and the potential volatility of currency exchange rates, we may suffer significant foreign currency transaction losses in the future due to the effect of exchange rate fluctuations.

Our level of indebtedness may harm our financial condition and results of operations.

At December 31, 2004, we had $790.4 million of outstanding indebtedness, excluding capital leases. We may incur additional indebtedness in the future. Our level of indebtedness will have several important effects on our future operations, including:

- increasing our vulnerability to adverse changes in general economic and industry conditions; and
- limiting our ability to obtain additional financing for capital expenditures, acquisitions, general corporate and other purposes.

Our ability to make payments and interest on our indebtedness depends upon our future operating and financial performance.

Management's Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over our financial reporting. Internal control over financial reporting refers to the process designed by, or under the supervision of, our chief executive officer and chief financial officer, and effected by our board of directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles, and includes those policies and procedures that:

(1) Pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of assets;

(2) Provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures are being made only in accordance with authorizations of management and directors; and

(3) Provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of assets that could have a material effect on the financial statements.

Under the supervision and with the participation of our management, including our chief executive officer and chief financial officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework in *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on our evaluation under the framework in *Internal Control – Integrated Framework*, our management concluded that our internal control over financial reporting was effective as of December 31, 2004.

We have excluded the acquisition of certain assets of two business units of IMPATH and the acquisition of ILEX from our assessment of internal controls over financial reporting as of December 31, 2004 because they were acquired in purchase business combinations during 2004. The two acquired business units of IMPATH are a component of our Diagnostics/Genetics reporting segment and represent 1% and 3% respectively, of the consolidated assets and revenues as of and for the year ended December 31, 2004. ILEX, a wholly-owned subsidiary, represents 3% and 0%, respectively, of the consolidated assets and revenues as of and for the year ended December 31, 2004.

Our management's assessment of the effectiveness of our internal controls over financial reporting as of December 31, 2004 has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, as stated in their report which is included below.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Genzyme Corporation:

We have completed an integrated audit of Genzyme Corporation's 2004 consolidated financial statements and of its internal control over financial reporting as of December 31, 2004 and audits of its 2003 and 2002 consolidated financial statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Our opinions, based on our audits, are presented below.

Consolidated financial statements

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations and comprehensive income, of cash flows and of stockholders' equity present fairly, in all material respects, the financial position of Genzyme Corporation and its subsidiaries at December 31, 2004 and 2003, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2004 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit of financial statements includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As discussed in Note I to the consolidated financial statements, the Company changed its method for accounting for goodwill in 2002.

Internal control over financial reporting

Also, in our opinion, management's assessment, included in the accompanying "Management's Report on Internal Control Over Financial Reporting," that the Company maintained effective internal control over financial reporting as of December 31, 2004 based on criteria established in *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), is fairly stated, in all material respects, based on those criteria. Furthermore, in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2004, based on criteria established in *Internal Control – Integrated Framework* issued by the COSO. The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express opinions on management's assessment and on the effectiveness of the Company's internal control over financial reporting based on our audit. We conducted our audit of internal control over financial reporting in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. An audit of internal control over financial reporting includes obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we consider necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinions.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

As described in "Management's Report on Internal Control Over Financial Reporting," management has excluded the acquisitions of IMPATH and ILEX Oncology, Inc. from its assessment of internal control over financial reporting as of December 31, 2004 because they were acquired by the Company in purchase business combinations during 2004. We have also excluded IMPATH and ILEX Oncology, Inc. from our audit of internal control over financial

Report of Independent Registered Public Accounting Firm

reporting. The two acquired business units of IMPATH, components of the Company's Diagnostic/Genetics reporting segment, represent 1% and 3%, respectively, of the consolidated assets and revenues as of and for the year ended December 31, 2004. ILEX Oncology, Inc., a wholly owned subsidiary of the Company, represents 3% and 0%, respectively, of the consolidated assets and revenues as of and for the year ended December 31, 2004.



PricewaterhouseCoopers LLP
Boston, Massachusetts
March 14, 2005

Genzyme Corporation and Subsidiaries – Consolidated Statements of Operations and Comprehensive Income

(Amounts in thousands)	For the years ended December 31, 2004	2003	2002
Revenues:			
Net product sales	**$1,976,191**	$1,563,509	$1,199,617
Net service sales	**212,392**	130,984	114,493
Revenues from research and development contracts:			
Related parties	**2,850**	2,967	2,747
Other	**9,712**	16,411	12,615
Total revenues	**2,201,145**	1,713,871	1,329,472
Operating costs and expenses:			
Cost of products sold	**448,442**	399,961	309,634
Cost of services sold	**140,144**	75,683	66,575
Selling, general and administrative	**599,388**	519,977	438,035
Research and development (including research and development related to contracts)	**391,802**	335,256	308,487
Amortization of intangibles	**109,473**	80,257	70,278
Purchase of in-process research and development	**254,520**	158,000	1,879
Charge for impaired goodwill	**–**	102,792	–
Charge for impaired asset	**4,463**	10,894	22,944
Total operating costs and expenses	**1,948,232**	1,682,820	1,217,832
Operating income	**252,913**	31,051	111,640
Other income (expenses):			
Equity in loss of equity method investments	**(15,624)**	(16,743)	(16,858)
Minority interest	**5,999**	2,232	–
Loss on investments in equity securities	**(1,252)**	(1,201)	(14,497)
Loss on sale of product line	**–**	(27,658)	–
Other	**(357)**	959	40
Investment income	**24,244**	43,015	51,038
Interest expense	**(38,227)**	(26,600)	(27,152)
Total other income (expenses)	**(25,217)**	(25,996)	(7,429)
Income before income taxes	**227,696**	5,055	104,211
Provision for income taxes	**(141,169)**	(72,647)	(19,015)
Net income (loss) before cumulative effect of change in accounting for goodwill	**86,527**	(67,592)	85,196
Cumulative effect of change in accounting for goodwill	**–**	–	(98,270)
Net income (loss)	**$ 86,527**	$ (67,592)	$ (13,074)
Comprehensive income (loss), net of tax:			
Net income (loss)	**$ 86,527**	$ (67,592)	$ (13,074)
Other comprehensive income (loss), net of tax:			
Foreign currency translation adjustments	**80,371**	133,317	80,191
Gain on affiliate sale of stock, net of tax	**–**	2,856	–
Other	**959**	2,988	(3,564)
Unrealized gains (losses) on securities:			
Unrealized gains (losses) arising during the period	**16,243**	(3,878)	(29,703)
Reclassification adjustment for (gains) losses included in net income (loss)	**201**	(3,129)	9,565
Unrealized gains (losses) on securities, net of tax	**16,444**	(7,007)	(20,138)
Other comprehensive income	**97,774**	132,154	56,489
Comprehensive income	**$ 184,301**	$ 64,562	$ 43,415

The accompanying notes are an integral part of these consolidated financial statements.

Genzyme Corporation and Subsidiaries – Consolidated Statements of Operations and Comprehensive Income (continued)

(Amounts in thousands, except per share amounts)	For the years ended December 31, 2004	2003	2002
Net income (loss) per share:			
Allocated to Genzyme Stock [1]:			
Genzyme General net income	**$ 86,527**	$ 82,143	$ 150,731
Tax benefit allocated from Genzyme Biosurgery	**–**	8,720	18,508
Tax benefit allocated from Genzyme Molecular Oncology	**–**	3,420	9,287
Net income allocated to Genzyme Stock	**$ 86,527**	$ 94,283	$ 178,526
Net income per share of Genzyme Stock:			
Basic	**$ 0.38**	$ 0.43	$ 0.83
Diluted	**$ 0.37**	$ 0.42	$ 0.81
Weighted average shares outstanding:			
Basic	**228,175**	219,376	214,038
Diluted	**234,318**	225,976	219,388
Allocated to Biosurgery Stock [1]:			
Genzyme Biosurgery net loss before cumulative effect of change in accounting for goodwill		$(166,656)	$ (79,322)
Cumulative effect of change in accounting for goodwill		–	(98,270)
Allocated tax benefit		14,005	9,706
Net loss allocated to Biosurgery Stock		$(152,651)	$(167,886)
Net loss per share of Biosurgery Stock – basic and diluted:			
Net loss before cumulative effect of change in accounting for goodwill		$ (3.76)	$ (1.74)
Per share cumulative effect of change in accounting for goodwill		–	(2.46)
Net loss per share of Biosurgery Stock – basic and diluted		$ (3.76)	$ (4.20)
Weighted average shares outstanding		40,630	39,965
Allocated to Molecular Oncology Stock [1]:			
Net loss allocated to Molecular Oncology Stock		$ (9,224)	$ (23,714)
Net loss per share of Molecular Oncology Stock – basic and diluted		$ (0.54)	$ (1.41)
Weighted average shares outstanding		16,958	16,827

(1) Effective July 1, 2003, in connection with the elimination of our tracking stock structure, we ceased allocating earnings to Genzyme Biosurgery and Genzyme Molecular Oncology. From that date forward, all of our earnings are allocated to Genzyme General. Earnings or losses allocated to Genzyme Biosurgery and Genzyme Molecular Oncology prior to July 1, 2003 remain allocated to those divisions and are not affected by the elimination of our tracking stock structure.

The accompanying notes are an integral part of these consolidated financial statements.

Genzyme Corporation and Subsidiaries – Consolidated Balance Sheets

(Amounts in thousands, except par value amounts)	December 31, 2004	2003
Assets		
Current assets:		
Cash and cash equivalents	**$ 480,198**	$ 292,774
Cash and cash equivalents – restricted	**604**	–
Short-term investments	**70,994**	120,712
Accounts receivable, net	**546,613**	397,439
Inventories	**293,658**	267,472
Prepaid expenses and other current assets	**78,725**	110,872
Notes receivable – related party	**2,399**	–
Deferred tax assets	**160,438**	133,707
Total current assets	**1,633,629**	1,322,976
Property, plant and equipment, net	**1,310,256**	1,151,133
Long-term investments	**528,262**	813,974
Restricted investments	**1,691**	–
Notes receivable – related parties	**9,491**	12,318
Goodwill, net	**1,290,916**	621,947
Other intangible assets, net	**1,069,399**	895,844
Investments in equity securities	**150,253**	110,620
Other noncurrent assets	**75,524**	75,716
Total assets	**$6,069,421**	$5,004,528
Liabilities and Stockholders' Equity		
Current liabilities:		
Accounts payable	**$ 88,140**	$ 97,474
Accrued expenses	**394,143**	267,304
Deferred revenue and other income	**12,612**	6,837
Current portion of long-term debt, convertible notes and capital lease obligations	**129,503**	20,410
Total current liabilities	**624,398**	392,025
Long-term debt and capital lease obligations	**120,991**	150,349
Convertible notes and debentures	**690,000**	1,265,000
Deferred revenue – noncurrent	**7,716**	3,388
Deferred tax liabilities	**225,850**	205,923
Other noncurrent liabilities	**20,310**	51,431
Total liabilities	**1,689,265**	2,068,116
Commitments and contingencies (Notes J, K, M, O)		
Stockholders' equity:		
Preferred stock, $0.01 par value	**–**	–
Common stock, $0.01 par value	**2,491**	2,247
Additional paid-in capital	**4,217,357**	2,957,578
Notes receivable from stockholders	**(13,865)**	(13,285)
Accumulated earnings (deficit)	**(112,033)**	(198,560)
Accumulated other comprehensive income	**286,206**	188,432
Total stockholders' equity	**4,380,156**	2,936,412
Total liabilities and stockholders' equity	**$6,069,421**	$5,004,528

The accompanying notes are an integral part of these consolidated financial statements.

Genzyme Corporation and Subsidiaries – Consolidated Statements of Cash Flows

(Amounts in thousands)	For the years ended December 31, 2004	2003	2002
Cash Flows from Operating Activities:			
Net income (loss)	**$ 86,527**	$ (67,592)	$ (13,074)
Reconciliation of net income (loss) to net cash from operating activities:			
Depreciation and amortization	**205,114**	160,459	134,000
Non-cash compensation expense	**10**	592	1,335
Provision for bad debts	**12,249**	2,865	8,029
Charge for purchase of in-process research and development	**254,520**	158,000	1,879
Charge for impairment of goodwill	**–**	102,792	–
Charge for impaired assets	**4,463**	10,894	22,944
Minority interest	**(5,999)**	(2,232)	–
Equity in loss of equity method investments	**15,624**	16,743	16,858
Loss on investments in equity securities	**1,252**	1,201	14,497
Loss on sale of product line	**–**	27,658	–
Write off of unamortized debt fees	**5,329**	–	–
Deferred income tax provision	**45,047**	7,001	10,670
Tax benefit from employee stock options	**49,974**	57,536	8,410
Cumulative effect of change in accounting for goodwill	**–**	–	98,270
Other	**3,958**	3,892	9,348
Increase (decrease) in cash from working capital changes (excluding impact of acquired assets and assumed liabilities):			
Accounts receivable	**(111,345)**	(65,608)	(18,427)
Inventories	**18,751**	11,844	(41,651)
Prepaid expenses and other current assets	**5,920**	(45,082)	(11,168)
Accounts payable, accrued expenses and deferred revenue	**(13,882)**	6,895	(19,081)
Cash flows from operating activities	**577,512**	387,858	222,839
Cash Flows from Investing Activities:			
Purchases of investments	**(653,478)**	(1,059,407)	(476,683)
Sales and maturities of investments	**976,085**	920,592	568,541
Purchases of equity securities	**(4,154)**	(52,547)	(4,050)
Proceeds from sale of equity securities	**–**	2,672	4,773
Purchases of property, plant and equipment	**(187,400)**	(259,598)	(225,437)
Proceeds from sale of product line	**–**	34,513	–
Investments in equity method investees	**(24,107)**	(28,056)	(25,260)
Purchases of intangible assets	**(5,110)**	(8,413)	–
Milestone payment to BioMarin	**–**	(12,100)	–
Note received from collaborator	**–**	–	(7,000)
Acquisitions, net of acquired cash	**(152,377)**	(565,306)	–
Other	**4,845**	(542)	2,750
Cash flows from investing activities	**(45,696)**	(1,028,192)	(162,366)

The accompanying notes are an integral part of these consolidated financial statements.

Genzyme Corporation and Subsidiaries – Consolidated Statements of Cash Flows (continued)

(Amounts in thousands)	For the years ended December 31, 2004	2003	2002
Cash Flows from Financing Activities:			
Proceeds from issuance of common stock	**140,311**	116,459	31,898
Proceeds from draw on credit facility	**135,000**	616,000	50,000
Proceeds from issuance of debt	**–**	672,975	–
Payments of debt and capital lease obligations	**(650,818)**	(914,128)	(7,787)
Payments of notes receivable from stockholders	**–**	–	974
Bank overdraft	**15,434**	(2,543)	(2,442)
Minority interest payable	**5,424**	3,060	–
Other	**922**	2,233	4,007
Cash flows from financing activities	**(353,727)**	494,056	76,650
Effect of exchange rate changes on cash	**9,335**	32,241	22,677
Increase (decrease) in cash and cash equivalents	**187,424**	(114,037)	159,800
Cash and cash equivalents at beginning of period	**292,774**	406,811	247,011
Cash and cash equivalents at end of period	**$ 480,198**	$ 292,774	$406,811
Supplemental disclosures of cash flows:			
Cash paid during the year for:			
Interest, net of capitalized interest	**$ 14,736**	$ 19,135	$ 24,494
Income taxes	**$ 73,734**	$ 95,180	$ 37,747

Supplemental disclosures of non-cash transactions:

Mergers and Acquisitions – Note C.

Dispositions of assets – Note D.

Property, Plant and Equipment – Note H.

Equity Method Investments – Note K.

Capital lease obligation for Genzyme Center – Note M.

In conjunction with the acquisitions of ILEX, substantially all of the assets of Alfigen and the Physician Services and Analytical Services business units of IMPATH in 2004 and SangStat in 2003, we assumed the following net liabilities:

(Amounts in thousands)	For the years ended December 31, 2004	2003	2002
Net cash paid for acquisition and acquisition costs	**$ (152,377)**	$(565,306)	$–
Issuance of common stock and options	**(1,069,925)**	–	–
Fair value of assets acquired	**350,623**	361,598	–
Net deferred tax asset – current and noncurrent	**53,718**	–	–
Acquired in-process research and development	**254,520**	158,000	–
Goodwill	**669,290**	132,550	–
Liabilities for exit activities and integration	**(10,813)**	(11,067)	–
Income taxes payable	**(40,852)**	–	–
Net deferred tax liability assumed	**–**	(17,371)	–
Net liabilities assumed	**$ 54,184**	$ 58,404	$–

The accompanying notes are an integral part of these consolidated financial statements.

Genzyme Corporation and Subsidiaries – Consolidated Statements of Stockholders' Equity

(Amounts in thousands)	Shares			Dollars		
	2004	2003	2002	**2004**	2003	2002
Common Stock:						
Genzyme Stock:						
Balance at beginning of year	**224,717**	214,814	213,179	**$2,247**	$2,148	$2,132
Issuance of Genzyme Stock under stock plans	**5,950**	6,947	1,621	**59**	69	16
Exercise of warrants and stock purchase rights	**–**	3	14	**–**	–	–
Shares issued for the conversion of Biosurgery Stock to Genzyme Stock	**–**	1,997	–	**–**	20	–
Shares issued for the conversion of Molecular Oncology Stock to Genzyme Stock	**–**	959	–	**–**	10	–
Shares issued for the acquisition of ILEX Oncology	**18,458**	–	–	**185**	–	–
Cancellation of shares	**–**	(3)	–	**–**	–	–
Balance at end of year	**249,125**	224,717	214,814	**$2,491**	$2,247	$2,148
Biosurgery Stock:						
Balance at beginning of year		40,482	39,554		$ 405	$ 395
Issuance of Biosurgery Stock under stock plans		207	302		2	3
Shares issued in connection with investment in Myosix		–	626		–	7
Shares converted into Genzyme Stock from the consolidation of the tracking stocks		(40,689)	–		(407)	–
Balance at end of year		–	40,482		$ –	$ 405
Molecular Oncology Stock:						
Balance at beginning of year		16,899	16,762		$ 169	$ 168
Issuance of Molecular Oncology Stock under stock plans		90	137		1	1
Cancellation of shares		(11)	–		–	–
Shares converted into Genzyme Stock from the consolidation of the tracking stocks		(16,978)	–		(170)	–
Balance at end of year		–	16,899		$ –	$ 169

The accompanying notes are an integral part of these consolidated financial statements.

Genzyme Corporation and Subsidiaries – Consolidated Statements of Stockholders' Equity (continued)

(Amounts in thousands)	**2004**	2003	2002
Additional Paid-In Capital:			
Genzyme Stock:			
Balance at beginning of year	**$ 2,957,578**	$ 1,810,358	$ 1,745,819
Issuance of Genzyme Stock under stock plans	**140,251**	115,938	30,395
Exercise of warrants and stock purchase rights	**–**	–	233
Conversion of Biosurgery Stock to Genzyme Stock	**–**	814,982	–
Conversion of Molecular Oncology Stock to Genzyme Stock	**–**	149,103	–
Payment from Genzyme Biosurgery in connection with transfer of NeuroCell joint venture interest	**–**	–	27,063
Acquisition of ILEX Oncology	**1,069,732**	–	–
Tax benefit from disqualified dispositions	**49,974**	57,536	8,410
Amortization of deferred compensation	**10**	592	1,335
Other	**(188)**	9,069	(2,897)
Balance at end of year	**$ 4,217,357**	$ 2,957,578	$ 1,810,358
Biosurgery Stock:			
Balance at beginning of year		$ 823,364	$ 843,544
Issuance of Biosurgery Stock under stock plans		308	936
Payment to Genzyme General in connection with transfer of NeuroCell joint venture interest		–	(27,063)
Issuance of Biosurgery Stock in connection with investment in Myosix		–	1,581
Other		(9,077)	4,366
Conversion of Biosurgery Stock to Genzyme Stock		(814,595)	–
Balance at end of year		$ –	$ 823,364
Molecular Oncology Stock:			
Balance at beginning of year		$ 148,799	$ 148,481
Issuance of Molecular Oncology Stock under stock plans		141	314
Other		3	4
Conversion of Molecular Oncology Stock to Genzyme Stock		(148,943)	–
Balance at end of year		$ –	$ 148,799
Notes Receivable from Stockholders:			
Balance at beginning of year	**$ (13,285)**	$ (12,706)	$ (13,245)
Accrued interest receivable on notes	**(614)**	(613)	(622)
Payments of notes receivable	**34**	34	1,161
Balance at end of year	**$ (13,865)**	$ (13,285)	$ (12,706)
Accumulated Deficit:			
Balance at beginning of year	**$ (198,560)**	$ (130,968)	$ (117,894)
Net income (loss)	**86,527**	(67,592)	(13,074)
Balance at end of year	**$ (112,033)**	$ (198,560)	$ (130,968)

The accompanying notes are an integral part of these consolidated financial statements.

Genzyme Corporation and Subsidiaries – Consolidated Statements of Stockholders' Equity (continued)

(Amounts in thousands)	2004	2003	2002
Accumulated Other Comprehensive Income, Net of Tax:			
Balance at beginning of year	**$188,432**	$ 56,278	$ (211)
Foreign currency translation adjustments	**80,371**	133,317	80,191
Gain on affiliate sale of stock, net of tax	**–**	2,856	–
Additional minimum pension liability, net of tax	**–**	2,529	(2,529)
Change in unrealized gains (losses) on investments and derivatives, net of tax	**17,403**	(6,548)	(21,173)
Accumulated other comprehensive income	**$286,206**	$188,432	$ 56,278

The accompanying notes are an integral part of these consolidated financial statements.

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Genzyme Corporation and Subsidiaries – Notes To Consolidated Financial Statements

NOTE A. Summary of Significant Accounting Policies

Business

We are a global biotechnology company dedicated to making a major positive impact on the lives of people with serious diseases. Our broad product portfolio is focused on rare genetic disorders, renal disease, orthopaedics, organ transplant, and diagnostic and predictive testing. We are organized into five financial reporting units, which we also consider to be our reporting segments:

- Renal, which develops, manufactures and distributes products that treat patients suffering from renal diseases, including chronic renal failure. The unit derives substantially all of its revenue from sales of Renagel (including sales of bulk sevelamer);
- Therapeutics, which develops, manufactures and distributes therapeutic products, with a focus on products to treat patients suffering from genetic diseases and other chronic debilitating diseases, including a family of diseases known as LSDs, and other specialty therapeutics, such as Thyrogen. The unit derives substantially all of its revenue from sales of Cerezyme, Fabrazyme and Thyrogen;
- Transplant, which develops, manufactures and distributes therapeutic products that address pre-transplantation, as well as other autoimmune disorders. The unit derives its revenue primarily from sales of Thymoglobulin and Lymphoglobuline;
- Biosurgery, which develops, manufactures and distributes biotherapeutics and biomaterial products, with an emphasis on products that meet medical needs in the orthopaedics and broader surgical areas. The unit derives its revenue primarily from sales of Synvisc, the Sepra line of products and, through June 30, 2003, sales of cardiac devices; and
- Diagnostics/Genetics, which develops, manufactures and distributes in vitro diagnostic products and provides testing services for the oncology, and prenatal and reproductive markets.

We report the activities of our oncology, bulk pharmaceuticals, cardiovascular and drug discovery and development business units under the caption "Other." We report our corporate, general and administrative operations, and corporate science activities that we do not allocate to our financial reporting units, under the caption "Corporate."

Policies Relating to Tracking Stock and the Elimination of Our Tracking Stock Structure

Elimination of Tracking Stock Structure

Through June 30, 2003, we had three outstanding series of common stock – Genzyme General Stock, Biosurgery Stock and Molecular Oncology Stock. We also referred to these series of common stock as "tracking stock." Unlike typical common stock, each of our tracking stocks was designed to reflect the value and track the financial performance of a specific subset of our business operations and its allocated assets, rather than the operations and assets of our entire company. Through June 30, 2003, we allocated earnings or losses to each series of tracking stock based on the net income or loss attributable to the corresponding division determined in accordance with accounting principles generally accepted in the United States as adjusted for the allocation of tax benefits.

Effective July 1, 2003, we eliminated our tracking stock capital structure by exchanging, in accordance with the provisions of our charter, each share of Biosurgery Stock for 0.04914 of a share of Genzyme General Stock and each share of Molecular Oncology Stock for 0.05653 of a share of Genzyme General Stock. In the aggregate, 1,997,392 shares of Genzyme General Stock were exchanged for the outstanding shares of Biosurgery Stock and 959,045 shares of Genzyme General Stock were exchanged for the outstanding shares of Molecular Oncology Stock. Options and warrants to purchase shares of Biosurgery Stock were converted into options and warrants to purchase 401,257 shares of Genzyme General Stock, with exercise prices ranging from $24.42 to $2,370.98, and options to purchase shares of Molecular Oncology Stock were converted into options to purchase 198,855 shares of Genzyme General Stock, with exercise prices ranging from $25.83 to $474.97. Effective July 1, 2003, we have one outstanding series of common stock, which we now refer to as Genzyme Stock.

Effective July 1, 2003, as a result of the elimination of our tracking stock capital structure, all of our earnings or losses are now allocated to Genzyme Stock. Earnings or losses allocated to Biosurgery Stock and Molecular Oncology Stock prior to that date remain allocated to those series of stock in the preparation of our consolidated financial statements and are not affected by the elimination of our tracking stock structure. Accordingly, earnings or losses allocated to Biosurgery Stock and Molecular Oncology Stock represent earnings allocated to those tracking stocks through June 30, 2003. Earnings or losses allocated to Genzyme Stock through June 30, 2003 represent the earnings or losses of Genzyme General, as adjusted for the allocation of tax benefits. Earnings or losses allocated to Genzyme Stock after June 30, 2003 represent the earnings or losses for the corporation as a whole. Accordingly, earnings allocated to Genzyme Stock for the year ended December 31, 2004, reflect the earnings for the corporation as a whole. Earnings allocated to Genzyme Stock for the year ended December 31, 2003 reflect the earnings allocated to Genzyme General for the period from January 1, 2003 through June 30, 2003 and do not include the losses allocated to Biosurgery Stock and Molecular Oncology Stock for that period. Earnings allocated to Genzyme Stock for the period from July 1, 2003 through December 31, 2003 reflect earnings for the corporation as a whole.

Through June 30, 2003, the chief mechanisms intended to cause each tracking stock to "track" the financial performance of

Genzyme Corporation and Subsidiaries – Notes To Consolidated Financial Statements

each division were provisions in our charter governing dividends and distributions. The provisions governing dividends provided that our board of directors had discretion to decide if and when to declare dividends, subject to certain limitations. To the extent that the following amount did not exceed the funds that would be legally available for dividends under Massachusetts law, the dividend limit for a stock corresponding to a division was the greater of:

- the amount that would be legally available for dividends under Massachusetts law if the division were a separate legal corporation; or
- the amount by which the greater of the fair value of the division's allocated net assets, or its allocated paid-in capital plus allocated earnings, exceeded its corresponding stock's par value, preferred stock preferences and debt obligations.

The provisions in our charter governing dividends and distributions factored the assets and liabilities and income or losses attributable to a division into the determination of the amount available to pay dividends on the associated tracking stock. Through June 30, 2003, we calculated the income tax provision of each division as if such division were a separate taxpayer, which included assessing the realizability of deferred tax assets at the division level. Our management and accounting policies in effect at the time provided that if, at the end of any fiscal quarter, a division could not use any projected annual tax benefits attributable to it to offset or reduce its current or deferred income tax expense, we could allocate the tax benefit to other divisions in proportion to their taxable income without any compensating payments or allocation to the division generating the benefit. Through June 30, 2003, Genzyme Biosurgery and Genzyme Molecular Oncology had not generated taxable income, and thus had not had the ability to use any projected annual tax benefits. Genzyme General had generated taxable income, providing it with the ability to utilize the tax benefits generated by Genzyme Biosurgery and Genzyme Molecular Oncology. Consistent with our policy, we allocated the tax benefits generated by Genzyme Biosurgery and Genzyme Molecular Oncology through June 30, 2003 to Genzyme General without making any compensating payments or allocations to the division that generated the benefit.

The tax benefits allocated to Genzyme General and included in earnings attributable to Genzyme Stock for the years ended December 31, 2003 and 2002, reflecting allocations through June 30, 2003, were (amounts in thousands):

	For the years ended December 31,		
	2004	2003	2002
Tax benefits allocated from:			
Genzyme Biosurgery	**N/A**	$ 8,720	$18,508
Genzyme Molecular Oncology	**N/A**	3,420	9,287
Total	**N/A**	$12,140	$27,795

Deferred tax assets and liabilities can arise from purchase accounting and relate to a division that does not satisfy the realizability criteria of Statement of Financial Accounting Standards, or SFAS, No. 109 "Accounting for Income Taxes." Through June 30, 2003, such deferred tax assets and liabilities were allocated to the division to which the acquisition was allocated. As a result, the periodic changes in these deferred tax assets and liabilities did not result in a tax expense or benefit to that division. However, the change in these deferred tax assets and liabilities impacted our consolidated tax provision. These changes were added to division net income (loss) for purposes of determining net income (loss) allocated to a tracking stock.

Within the general limits under our charter and Massachusetts law, the amount of any dividend payment will be at the board of directors' discretion. To date, we have never declared or paid a cash dividend on shares of any of our series of common stock, nor do we anticipate paying or declaring a cash dividend on shares of Genzyme Stock in the foreseeable future. Unless declared, no dividends will accrue on shares of Genzyme Stock.

The elimination of our tracking stock structure had no effect on our consolidated net income or loss. In this Form 10-K, and future Quarterly and Annual Reports, we will not provide separate financial statements for each of our former divisions, but will continue to provide our consolidated financial statements for the corporation as a whole.

Allocation Policy Related to Tracking Stocks

Through June 30, 2003, our charter set forth which operations and assets were initially allocated to each division and stated that the division would also include all business, products or programs, developed by or acquired for the division, as determined by our board of directors. We then managed and accounted for transactions between our divisions and with third parties, and any resulting re-allocations of assets and liabilities, by applying consistently across divisions a detailed set of policies established by our board of directors. Our charter required that all of our assets and liabilities be allocated among our divisions in a reasonable and consistent manner. Our board of directors retained considerable discretion in determining the types, magnitude and extent of allocations to each series of common stock.

Allocations to our divisions were based on one of the following methodologies:

- specific identification – assets that were dedicated to the production of goods of a division or which solely benefit a division were allocated to that division. Liabilities incurred as a result of the performance of services for the benefit of a division or in connection

Genzyme Corporation and Subsidiaries – Notes To Consolidated Financial Statements

with the expenses incurred in activities which directly benefit a division were allocated to that division. Such specifically identified assets and liabilities included cash, investments, accounts receivable, inventories, property and equipment, intangible assets, accounts payable, accrued expenses and deferred revenue. Revenues from the licensing of a division's products or services to third parties and the related costs were allocated to that division;

- actual usage – expenses were charged to the division for whose benefit such expenses were incurred. Research and development, sales and marketing and direct general and administrative services were charged to the divisions for which the service was performed on a cost basis. Such charges were generally based on direct labor hours;
- proportionate usage – costs incurred which benefited more than one division were allocated based on management's estimate of the proportionate benefit each division received. Such costs included facilities, legal, finance, human resources, executive and investor relations; or
- board directed – programs and products, both internally developed and acquired, were allocated to divisions by the board of directors. The board of directors also allocated long-term debt and strategic investments.

Risks and Uncertainties

We are subject to risks and uncertainties common to companies in the biotechnology industry. These risks and uncertainties may affect our future results, and include:

- our ability to successfully complete preclinical and clinical development of our products and services;
- the content and timing of submissions to and decisions made by the FDA and other comparable regulatory agencies outside the U.S.;
- our ability to manufacture sufficient amounts of our products for development and commercialization activities and to do so in a timely and cost-efficient manner;
- our ability to obtain and maintain adequate patent and other proprietary rights protection of our products and services and successfully enforce our proprietary rights;
- the scope, validity and enforceability of patents and other proprietary rights held by third parties and their ability to commercialize our products and services;
- the accuracy of our estimates of the size and characteristics of the markets to be addressed by our products and services, including growth projections;
- market acceptance of our products and services;
- our ability to successfully grow our business through mergers, acquisitions, collaborations and internal development;
- our ability to identify new patients for our products and services;
- the accuracy of our information regarding the products and resources of our competitors and potential competitors;
- the availability of reimbursement for our products and services from third-party payers, and the extent of such coverage and the accuracy of our estimates of the payor mix for our products;
- our ability to establish and maintain strategic license, collaboration and distribution arrangements and to manage our relationships with collaborators, distributors and partners;
- the continued funding and operation of our joint ventures by our partners; and
- the impact of changes in the exchange rate for the Euro and other currencies on our product and service revenues in future periods.

Basis of Presentation

Our consolidated financial statements for each period include the statements of operations and comprehensive income, balance sheets, statements of cash flows and statement of stockholders' equity for our corporate operations taken as a whole. We have eliminated all significant intercompany items and transactions in consolidation. We have reclassified certain 2003 and 2002 data to conform to our 2004 presentation.

Principles of Consolidation

Our consolidated financial statements include the accounts of our wholly owned and majority owned subsidiaries. As a result of the adoption of FIN 46, "Consolidation of Variable Interest Entities," we also consolidate certain variable interest entities for which we are the primary beneficiary. For consolidated subsidiaries in which we own less than 100% interest, we record minority interest in our statements of operations for the ownership interest of the minority owner. We use the equity method to account for investments in entities in which we have a substantial ownership interest (20% to 50%) which do not fall in the scope of FIN 46, or over which we exercise significant influence. Our consolidated net income includes our share of the earnings of these entities. All significant intercompany accounts and transactions have been eliminated in consolidation.

Dividend Policy

We have never paid a cash dividend on shares of our stock. We currently intend to retain our earnings to finance future growth and do not anticipate paying any cash dividends on our stock in the foreseeable future.

Use of Estimates

Under accounting principles generally accepted in the United States, we are required to make certain estimates and assumptions that affect reported amounts of assets, liabilities, revenues, expenses, and

Genzyme Corporation and Subsidiaries – Notes To Consolidated Financial Statements

disclosure of contingent assets and liabilities in our financial statements. Our actual results could differ from these estimates.

Cash and Cash Equivalents

We value our cash and cash equivalents at cost plus accrued interest, which we believe approximates their market value. Our cash equivalents consist principally of money market funds and municipal notes with original maturities of three months or less. We generally invest our cash in investment-grade securities to mitigate risk.

Investments

We invest our excess cash balances in short-term and long-term marketable debt securities. As part of our strategic relationships, we may also invest in equity securities of other biotechnology companies, some of which are currently, or have been in the past, considered related parties. Other investments are accounted for as described below.

We classify our auction rate municipal bonds and variable rate municipal demand notes as current investments. As of December 31, 2003, such investments had been classified as cash and cash equivalents. The carrying value of these securities as of December 31, 2004 was approximately $33 million. The carrying value of the securities as of December 31, 2003 was not significant.

We accounted for our investment in GTC under the equity method of accounting until May 2002, at which point our ownership interest and board representation was reduced below 20% and we did not have any other factors of significant influence. Accordingly, we ceased to have significant influence over GTC and we ceased accounting for our investment in GTC under the equity method of accounting in June 2002.

We consolidated the results of Peptimmune through February 2003 because during that period we owned 100% of its outstanding stock. In March 2003, our investment in Peptimmune decreased to approximately 12% as a result of the sale by Peptimmune of shares of its Series B voting preferred stock to third-party investors. Although our ownership interest in Peptimmune has declined below 20%, we account for the investment in Peptimmune under the equity method of accounting because certain factors exist that cause us to continue to have significant influence over Peptimmune, including that the chairman of Peptimmune is a member of our board of directors and we have license and continuing service agreements with Peptimmune.

We classify all of our marketable equity investments as available-for-sale. We classify our investments in marketable debt securities as either held-to-maturity or available-for-sale based on facts and circumstances present at the time we purchase the securities. As of each balance sheet date presented, we classified all of our investments in debt securities as available-for-sale. We report available-for-sale investments at fair value as of each balance sheet date and include any unrealized holding gains and losses (the adjustment to fair value) in stockholders' equity. Realized gains and losses are determined on the specific identification method and are included in investment income. If any adjustment to fair value reflects a decline in the value of the investment, we consider all available evidence to evaluate the extent to which the decline is "other than temporary" and mark the investment to market through a charge to our statement of operations. Investments in equity securities for which fair value is not readily determinable are carried at cost, subject to review for impairment. We classify our investments with remaining maturities of 12 months or less as short-term investments exclusive of those categorized as cash equivalents. We classify our investments with remaining maturities of greater than twelve months as long-term investments, unless we do not expect to hold the investment to maturity.

For additional information on our investments, please read Note J., "Investments in Marketable Securities and Strategic Equity Investments," and Note K., "Equity Method Investments," below.

Inventories

We value inventories at cost or, if lower, fair value. We determine cost using the first-in, first-out method.

We analyze our inventory levels quarterly and write down to its net realizable value:

- inventory that has become obsolete;
- inventory that has a cost basis in excess of its expected net realizable value;
- inventory in excess of expected requirements; and
- expired inventory.

We capitalize inventory produced for commercial sale, which may result in the capitalization of inventory that has not been approved for sale. If a product is not approved for sale, it would result in the write-off of the inventory and a charge to earnings. At December 31, 2004, our total inventories included $5.5 million of inventory for Myozyme, which has not yet been approved for sale. In December 2004, we submitted a marketing application for Myozyme in the European Union. At December 31, 2003, our inventory for products not yet approved for sale was not significant.

Property, Plant and Equipment

We record property, plant and equipment at cost. When we dispose of these assets, we remove the related cost and accumulated depreciation and amortization from the related accounts on our balance sheet and include any resulting gain or loss in our statement of operations.

Genzyme Corporation and Subsidiaries – Notes To Consolidated Financial Statements

We generally compute depreciation using the straight-line method over the estimated useful lives of the assets. We compute economic lives as follows:

- plant and equipment – three to fifteen years;
- furniture and fixtures – five to seven years; and
- buildings – twenty to forty years.

We depreciate certain specialized manufacturing equipment and facilities over their remaining useful lives using the units-of-production method. We evaluate the remaining life and recoverability of this equipment periodically based on the appropriate facts and circumstances.

We amortize leasehold improvements and assets under capital leases over their useful life or, if shorter, the term of the applicable lease.

For products we expect to commercialize, we capitalize, to construction-in-progress, the costs we incur in validating the manufacturing process. We begin this capitalization when we consider the product to have demonstrated technological feasibility and end this capitalization when the asset is substantially complete and ready for its intended use. These capitalized costs include incremental labor and direct material, and incremental fixed overhead and interest. We depreciate these costs using the straight-line method or the units-of-production method.

Goodwill and Other Intangible Assets

Our intangible assets consist of:

- goodwill;
- covenants not to compete;
- purchased technology rights;
- customer lists; and
- patents, trademarks and trade names.

Effective January 1, 2002, we adopted SFAS No. 142, "Goodwill and Other Intangible Assets," which requires that ratable amortization of goodwill and certain intangible assets be replaced with the periodic tests of goodwill's impairment and that other intangible assets be amortized over their useful lives unless these lives are determined to be indefinite.

We amortize intangible assets using the straight-line method over their estimated useful lives, which range between 1 to 15 years or, if significantly greater, as the economic benefits of the assets are realized. To date, all of our assets have been amortized using the straight-line method.

Accounting for the Impairment of Long-Lived Assets

We periodically evaluate our long-lived assets for potential impairment under SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." We perform these evaluations whenever events or changes in circumstances suggest that the carrying amount of an asset or group of assets is not recoverable. Indicators of potential impairment include:

- a significant change in the manner in which an asset is used;
- a significant decrease in the market value of an asset;
- a significant adverse change in its business or the industry in which it is sold; and
- a current period operating cash flow loss combined with a history of operating or cash flow losses or a projection or forecast that demonstrates continuing losses associated with the asset.

If we believe an indicator of potential impairment exists, we test to determine whether impairment recognition criteria in SFAS No. 144 have been met. We charge impairments of the long-lived assets to operations if our evaluations indicate that the carrying value of these assets is not recoverable.

Translation of Foreign Currencies

We translate the financial statements of our foreign subsidiaries from local currency into U.S. dollars using:

- the current exchange rate at each balance sheet date for assets and liabilities;
- the average exchange rate prevailing during each period for revenues and expenses; and
- the historical exchange rate for our investments in our foreign subsidiaries.

We consider the local currency for all of our foreign subsidiaries to be the functional currency for that subsidiary. As a result, we included translation adjustments for these subsidiaries in stockholders' equity. We also record as a charge or credit to stockholders' equity exchange gains and losses on intercompany balances that are of a long-term investment nature. Our stockholders' equity includes net cumulative foreign currency translation gains of $253.7 million at December 31, 2004 and $173.3 million at December 31, 2003. Gains and losses on all other foreign currency transactions are included in our results of operations.

Derivative Instruments

SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities. It requires that we recognize all derivative instruments as either assets or liabilities in our consolidated balance sheet and measure those instruments at fair value. Subsequent changes in fair value are reflected in current earnings or other comprehensive income, depending on whether a derivative instrument is designated as part of a hedge relationship and, if it is, the type of hedge relationship.

Genzyme Corporation and Subsidiaries – Notes To Consolidated Financial Statements

Revenue Recognition

We recognize revenue from product sales when persuasive evidence of an arrangement exists, the product has been shipped, and title and risk of loss have passed to the customer and collection from the customer is reasonably assured. We recognize revenue from service sales, such as Carticel services and genetic testing services, when we have finished providing the service. We recognize the revenue from the contracts to perform research and development services and selling and marketing services over the term of the applicable contract and as we complete our obligations under that contract. We recognize non-refundable, up-front license fees over the related performance period or at the time we have no remaining performance obligations.

Revenue from milestone payments for which we have no continuing performance obligations is recognized upon achievement of the related milestone. When we have continuing performance obligations, the milestone payments are deferred and recognized as revenue over the term of the arrangement as we complete our performance obligations.

We evaluate revenue from agreements that have multiple elements to determine whether the components of the arrangement represent separate units of accounting as defined in EITF Issue No. 00-21, "Revenue Arrangements with Multiple Deliverables." EITF 00-21 requires that the delivered items have value to the customer on a standalone basis, there is objective and reliable evidence of fair value of the undelivered items; and delivery or performance is probable and within our control for any delivered items that have a right of return.

We follow the guidance of EITF 99-19, "Reporting Revenue Gross as a Principal versus Net as an Agent" in the presentation of revenues and direct costs of revenues. This guidance requires us to assess whether we act as a principal in the transaction or as an agent acting on behalf of others. We record revenue transactions gross in our statements of operations if we are deemed the principal in the transaction, which includes being the primary obligor and having the risks and rewards of ownership.

We receive royalties related to the manufacture, sale or use of our products or technologies under license arrangements with third parties. For those arrangements where royalties are reasonably estimable, we recognize revenue based on estimates of royalties earned during the applicable period and adjust for differences between the estimated and actual royalties in the following quarter. Historically, these adjustments have not been material. For those arrangements where royalties are not reasonably estimable, we recognize revenue upon receipt of royalty statements from the licensee.

We record allowances for product returns, rebates payable to Medicaid, managed care organizations or customers and sales discounts. These allowances are recorded as reductions of revenue at the time product sales are recorded. These amounts are based on our estimates of the amount of product in the distribution channel and the percent of end-users covered by Medicaid or managed care organizations. We record consideration paid to a customer or reseller of our products as a reduction of revenue unless we receive an identifiable and separable benefit for the consideration, and we can reasonably estimate the fair value of the benefit received. If both conditions are met, we record the consideration paid to the customer as an expense.

We maintain allowances for doubtful accounts for estimated losses resulting from the inability of our customers to make required payments. If the financial condition of our customers was to deteriorate and result in an impairment of their ability to make payments, additional allowances may be required.

Research and Development

We expense internal and external research and development costs, including costs of funded research and development arrangements, in the period incurred. We also expense the cost of purchased technology in the period of purchase if we believe that the technology has not demonstrated technological feasibility and that it does not have an alternative future use.

Issuance of Stock By a Subsidiary or an Affiliate

We include gains on the issuance of stock by our subsidiaries and affiliates in net income unless that subsidiary or affiliate is a research and development, start-up or development stage company or an entity whose viability as a going concern is under consideration. In those situations, we account for the change in our equity ownership of that subsidiary or affiliate in other comprehensive income or loss.

Income Taxes

We use the asset and liability method of accounting for deferred income taxes. Our provision for income taxes includes income taxes currently payable and those deferred because of temporary differences between the financial statement and tax bases of assets and liabilities. We record liabilities for income tax contingencies based on our best estimate of the underlying exposures.

We have not provided for possible U.S. taxes on the undistributed earnings of foreign subsidiaries. We do not believe it is practicable to determine the tax liability associated with the repatriation of our foreign earnings because it is our policy to indefinitely reinvest these earnings in non-U.S. operations. These undistributed foreign earnings totaled $133.4 million at December 31, 2004 and $64.4 million at December 31, 2003.

Genzyme Corporation and Subsidiaries – Notes To Consolidated Financial Statements

Comprehensive Income (Loss)

Comprehensive income (loss) consists of net income or loss and all changes in equity from non-shareholder sources, including changes in unrealized gains and losses on investments and on derivative instruments designated as hedges, foreign currency translation adjustments and minimum liabilities for accumulated benefit obligations, net of taxes.

Net Income (Loss) Per Share

Through June 30, 2003, we calculated earnings per share for each series of stock using the two-class method. To calculate basic earnings per share for each series of stock, we divided the earnings allocated to each series of stock by the weighted average number of outstanding shares of that series of stock during the applicable period. When we calculated diluted earnings per share, we also included in the denominator all potentially dilutive securities outstanding during the applicable period if inclusion of such securities was not anti-dilutive. We allocated our earnings to each series of our common stock based on the earnings attributable to that series of stock. Through June 30, 2003, the earnings attributable to Genzyme Stock, as defined in our charter, were equal to the net income or loss of Genzyme General determined in accordance with accounting principles generally accepted in the United States and as adjusted for tax benefits allocated to or from Genzyme General in accordance with our management and accounting policies in effect at the time. Earnings attributable to Biosurgery Stock and Molecular Oncology Stock were defined similarly and, as such, were based on the net income or loss of the corresponding division as adjusted for the allocation of tax benefits.

Effective July 1, 2003, in connection with the elimination of our tracking stock structure, we ceased allocating earnings or losses to Biosurgery Stock and Molecular Oncology Stock. From that date forward, all of our earnings or losses are allocated to Genzyme Stock. Earnings or losses allocated to Biosurgery Stock and Molecular Oncology Stock prior to July 1, 2003 will remain allocated to those stocks and are not affected by the elimination of our tracking stock structure.

Accounting for Stock Based Compensation

In accounting for stock-based compensation, we do not recognize compensation expense for qualifying options granted to our employees and directors under the provisions of our stock-based compensation plans with fixed terms and an exercise price greater than or equal to the fair market value of the underlying series of our common stock on the date of grant. All stock-based awards to non-employees are accounted for at their fair value in accordance with SFAS No. 123, as amended, and Emerging Issues Task Force, or EITF, Issue No. 96-18, "Accounting for Equity Instruments that are Issued to Other than Employees for Acquiring, or in Conjunction with Selling, Goods or Services."

The following table sets forth our net income (loss) data as if compensation expense for our stock-based compensation plans was determined in accordance with SFAS No. 123, as amended, based on the fair value at the grant dates of the awards:

(Amounts in thousands, except per share amounts)	For the years ended December 31, 2004	2003	2002
Net income (loss):			
As reported	**$ 86,527**	$ (67,592)	$ (13,074)
Add: employee stock-based compensation included in as-reported, net of tax	**6**	375	844
Deduct: pro forma employee stock-based compensation expense, net of tax	**(94,078)**	(80,035)	(69,728)
Pro forma	**$ (7,545)**	$(147,252)	$(81,958)

Genzyme Corporation and Subsidiaries – Notes To Consolidated Financial Statements

The following table sets forth the impact to our historical net income (loss) per share data as if compensation expense for our stock-based compensation plans was determined in accordance with SFAS No. 123:

	For the years ended December 31,		
	2004	2003	2002
Net income (loss) per share allocated to Genzyme Stock [(1)]:			
Basic:			
As reported	**$ 0.38**	$ 0.43	$ 0.83
Pro forma	**$(0.03)**	$ 0.08	$ 0.56
Diluted:			
As reported	**$ 0.37**	$ 0.42	$ 0.81
Pro forma	**$(0.03)**	$ 0.08	$ 0.55
Net loss per share allocated to Biosurgery Stock – basic and diluted [(1)]:			
As reported		$(3.76)	$(4.20)
Pro forma		$(3.82)	$(4.37)
Net loss per share of Molecular Oncology Stock – basic and diluted [(1)]:			
As reported		$(0.54)	$(1.41)
Pro forma		$(0.63)	$(1.63)

(1) Effective July 1, 2003, in connection with the elimination of our tracking stock structure, we ceased allocating earnings or losses to Genzyme Biosurgery and Genzyme Molecular Oncology. From that date forward, all of our earnings or losses are allocated to Genzyme General. Earnings or losses allocated to Genzyme Biosurgery and Genzyme Molecular Oncology prior to July 1, 2003 remain allocated to those divisions and are not affected by the elimination of our tracking stock structure.

The effects of applying SFAS No. 123 are not necessarily representative of the effects on reported net income (loss) in future years. Additional awards in future years are anticipated.

We estimate the fair value of each option grant using the Black-Scholes option-pricing model. In computing these pro forma amounts, we used the following assumptions:

	Risk-Free Interest Rate	Volatility	Dividend Yield	Expected Option Life (In Years)	Average Fair Value
Genzyme Stock:					
2004	**3.47%**	**54%**	**0%**	**5**	**$21.92**
2003	3.26%	54%	0%	5	$22.37
2002	4.64%	54%	0%	5	$16.77
Biosurgery Stock:					
Through June 30, 2003	2.16%	91%	0%	5	$ 1.49
2002	4.64%	91%	0%	5	$ 3.13
Molecular Oncology Stock:					
Through June 30, 2003	2.16%	105%	0%	5	$ 1.93
2002	4.64%	105%	0%	5	$ 1.92

Recent Accounting Pronouncements

EITF Issue No. 03-01, "The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments." In March 2004, the FASB approved the consensus reached on EITF Issue No. 03-01, "The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments". EITF 03-01 provides guidance on determining when an investment is considered impaired, whether that impairment is other than temporary and the measure of the impairment loss. EITF 03-01 also provides new disclosure requirements for other-than-temporary impairments on debt and equity investments. In September 2004, the FASB delayed until further notice the effective date of the measurement and recognition guidance contained in EITF 03-01, however the disclosure requirements are currently effective. We do not expect the adoption of EITF 03-01 to have a material impact on our financial position, results of operations or cash flows.

EITF Issue No. 03-6, "Participating Securities and the Two-Class Method Under FASB Statement No. 128." In April 2004, the EITF issued Statement No. 03-6, "Participating Securities and the Two-Class Method Under FASB Statement No. 128, Earnings Per Share." EITF 03-6 addresses a number of questions regarding the computation of earnings per share by a company that has issued

Genzyme Corporation and Subsidiaries – Notes To Consolidated Financial Statements

securities other than common stock that contractually entitle the holder to the right to participate in dividends when, and if, declared. The issue also provides further guidance in applying the two-class method of calculating earnings per share, clarifying the definition of a participating security and how to apply the two-class method. EITF 03-6 was effective for fiscal periods beginning after March 31, 2004 and was required to be retroactively applied. We evaluated the terms of our convertible notes and debentures and determined that none of these instruments qualified as participating securities under the provisions of EITF 03-6. As a result, the adoption of EITF 03-6 had no effect on our earnings per share for the years ended December 31, 2004, 2003 and 2002.

EITF Issue No. 04-8, "The Effect of Contingently Convertible Debt on Diluted Earnings Per Share." In September 2004, the EITF reached a consensus on Issue No. 04-8, "The Effect of Contingently Convertible Debt on Diluted Earnings Per Share." EITF 04-8 requires that all contingently convertible debt instruments be included in diluted earnings per share using the if-converted method, regardless of whether the market price trigger (or other contingent feature) has been met. EITF 04-8 is effective for reporting periods ending after December 15, 2004 and requires that prior period earnings per share amounts presented for comparative purposes be restated. Under the provisions of EITF 04-8, the $690.0 million in principal under our 1.25% convertible senior notes, which represent 9.7 million potential shares of common stock, will be included in the calculation of diluted earnings per share using the if-converted method regardless of whether or not the contingent requirements have been met for conversion to common stock. We adopted EITF 04-8 during the fourth quarter of 2004, and have determined that the adoption of EITF 04-8 has not had a significant impact on the 2003 earnings per share calculations due to the fact that the notes were not outstanding for a significant period of time in 2003.

EITF Issue No. 04-10, "Determining Whether to Aggregate Operating Segments That Do Not Meet the Quantitative Thresholds." In September 2004, the EITF reached a consensus on Issue No. 04-10, "Determining Whether to Aggregate Operating Segments That Do Not Meet the Quantitative Thresholds." EITF 04-10 requires that operating segments that do not meet the quantitative thresholds can be aggregated to produce a reporting segment if: (i) the aggregation is consistent with the objective and basic principles of SFAS No. 131, "Segment Reporting"; (ii) the segments have similar economic characteristics; and (iii) the segments have a majority of other aggregation criteria, such as similar products and services, production processes, types of customers, distribution methods and regulatory environment. The consensus on EITF 04-10 originally was effective for fiscal years ended after October 13, 2004. Concurrently, the FASB staff began drafting a proposed FASB Staff Position, or FSP, to provide guidance in determining whether two or more operating segments have similar economic characteristics. Since the guidance in EITF 04-10 and the proposed FSP are interrelated, the effective date of Issue 04-10 has been postponed to coincide with the effective date of the FSP. In March 2005, the FASB released for public comment proposed FSP No. FAS 131-a, "Determining Whether Operating Segments Have "Similar Economic Characteristics' under Paragraph 17 of FASB Statement No. 131, *Disclosures about Segments of an Enterprise and Related Information."* The proposed FSP provides additional guidance on how to determine whether two or more of a company's operating segments have *similar economic characteristics* when assessing whether those operating segments may be aggregated into a single operating segment. The proposed FSP indicates that (1) both quantitative and qualitative factors should be considered in determining whether the economic characteristics of two or more operating segments are similar and (2) the factors that a company should consider in making this assessment should be based on the factors that the company's chief operating decision maker uses in allocating resources to the individual segments. We are monitoring developments related to EITF 04-10 and proposed FSP No. FAS 131-a and will adopt the final standards, if any, upon issuance.

SFAS No. 151, "Inventory Costs, an amendment of ARB No. 43, Chapter 4." In November 2004, the FASB issued SFAS No. 151, "Inventory Costs, an amendment of ARB No. 43, Chapter 4." SFAS No. 151 clarifies that abnormal amounts of idle facility expense, freight, handling costs and wasted materials should be recognized as current period charges in all circumstances. SFAS No. 151 will be effective for us beginning January 1, 2006. We do not expect the adoption of SFAS No. 151 to have a material effect on our consolidated financial statements.

SFAS No. 123R, "Share-Based Payment, an amendment of FASB Statement Nos. 123 and 95" In December 2004, the FASB, issued a revision to SFAS 123, also known as SFAS 123R, that amends existing accounting pronouncements for share-based payment transactions in which an enterprise receives employee and certain non-employee services in exchange for (a) equity instruments of the enterprise or (b) liabilities that are based on the fair value of the enterprise's equity instruments or that may be settled by the issuance of such equity instruments. SFAS 123R eliminates the ability to account for share-based compensation transactions using APB 25 and generally requires such transactions be accounted for using a fair-value-based method. SFAS 123R's effective date would be applicable for awards that are granted, modified, become vested, or settled in cash in interim or annual periods beginning after June 15, 2005. SFAS 123R includes three transition methods: one that provides for prospective application and two that provide for retrospective application. We intend to adopt SFAS 123R prospectively commencing in the third quarter of the fiscal year ending December 31, 2005. We expect that the adoption of SFAS 123R will cause us to record, as expense each quarter, a non-cash accounting charge approximating the fair value of such share based compensation meeting the criteria outlined in the provisions of SFAS 123R.

Genzyme Corporation and Subsidiaries – Notes To Consolidated Financial Statements

NOTE B. Net Income (Loss) Per Share

Genzyme Stock [1]:

The following table sets forth our computation of basic and diluted net income per share of Genzyme Stock (amounts in thousands, except per share amounts):

	For the years ended December 31,		
	2004	2003	2002
Net income	**$ 86,527**	$ 82,143	$ 150,731
Tax benefit allocated from Genzyme Biosurgery	**–**	8,720	18,508
Tax benefit allocated from Genzyme Molecular Oncology	**–**	3,420	9,287
Net income allocated to Genzyme Stock – basic	**86,527**	94,283	178,526
Effect of dilutive securities:			
1 ¼% convertible senior notes [2]:			
Interest expense	**–**	497	–
Net income allocated to Genzyme Stock – diluted	**$ 86,527**	$ 94,780	$ 178,526
Shares used in computing net income per common share – basic	**228,175**	219,376	214,038
Effect of dilutive securities:			
Shares issuable for the assumed conversion of our 1.25% convertible senior notes [2]	**–**	557	–
Stock options [3]	**6,133**	6,033	5,340
Warrants and stock purchase rights	**10**	10	10
Dilutive potential common shares	**6,143**	6,600	5,350
Shares used in computing net income per common share – diluted [2,3,4]	**234,318**	225,976	219,388
Net income per share of Genzyme Stock:			
Basic	**$ 0.38**	$ 0.43	$ 0.83
Diluted	**$ 0.37**	$ 0.42	$ 0.81

(1) Effective July 1, 2003, in connection with the elimination of our tracking stock structure, we ceased allocating earnings to Genzyme Biosurgery and Genzyme Molecular Oncology. From that date forward, all of our earnings are allocated to Genzyme General. Earnings or losses allocated to Genzyme Biosurgery and Genzyme Molecular Oncology prior to July 1, 2003 remain allocated to those divisions and are not affected by the elimination of our tracking stock structure.

(2) Reflects the retroactive application of the provisions of EITF 04-8. The assumed conversion of our $690.0 million in principal 1.25% convertible senior notes does not impact the diluted earnings per share calculation for the year ended December 31, 2004 because the effect would be anti-dilutive or for the year ended December 31, 2002 because the notes were not issued until December 2003.

(3) We did not include the securities described in the following table in the computation of diluted earnings per share because these securities had an exercise price greater than the average market price of Genzyme Stock during each such period (amounts in thousands):

	For the years ended December 31,		
	2004	2003	2002
Shares of Genzyme Stock issuable upon exercise of outstanding options	**6,078**	8,974	13,576

(4) We did not retroactively include the potentially dilutive effect of the assumed conversion of the $575.0 million in principal of 3% convertible subordinated debentures in the computation of dilutive earnings per share for Genzyme Stock for the years ended December 31, 2003 and 2002, because we redeemed these debentures for cash in June 2004. The debentures were contingently convertible into approximately 8.2 million shares of Genzyme Stock at an initial conversion price of $70.30 per share.

Biosurgery Stock [1]:

For the periods presented, basic and diluted net loss per share of Biosurgery Stock were the same. We did not include the securities described in the following table in the computation of Biosurgery Stock diluted net loss per share for each period because these securities would have an anti-dilutive effect due to the net loss allocated to Biosurgery Stock (amount in thousands):

	For the years ended December 31,	
	2003	2002
Shares of Biosurgery Stock issuable upon exercise of outstanding options	7,796	7,573
Warrants to purchase Biosurgery Stock	7	7
Biosurgery designated shares [2]	3,128	3,118
Biosurgery designated shares reserved for options [2]	62	77
Shares issuable upon conversion of the 6.9% convertible subordinated note allocated to Genzyme Biosurgery [3]	–	358
Total shares excluded from the calculation of diluted net loss per share of Biosurgery Stock	10,993	11,133

(1) Effective July 1, 2003, in connection with the elimination of our tracking stock structure, we ceased allocating earnings to Genzyme Biosurgery and Genzyme Molecular Oncology. From that date forward, all of our earnings are allocated to Genzyme General. Earnings or losses allocated to Genzyme Biosurgery and Genzyme Molecular Oncology prior to July 1, 2003 remain allocated to those divisions and are not affected by the elimination of our tracking stock structure.

(2) Biosurgery designated shares were authorized shares of Biosurgery Stock that were not issued and outstanding, but which our board of directors could have issued, sold or distributed without allocating the proceeds to Genzyme Biosurgery. Effective July 1, 2003, all shares of Biosurgery Stock were cancelled in connection with the elimination of our tracking stock structure.

(3) These shares were reserved in connection with the conversion of the 6.9% convertible subordinated note we assumed upon our acquisition of Biomatrix in December 2000. We paid cash to satisfy this note in May 2003.

Genzyme Corporation and Subsidiaries – Notes To Consolidated Financial Statements

Molecular Oncology Stock [1]:

For all periods presented, basic and diluted net loss per share of Molecular Oncology Stock are the same. We did not include the securities described in the following table in the computation of Molecular Oncology Stock diluted net loss per share for each period because these securities would have an anti-dilutive effect due to the net loss allocated to Molecular Oncology Stock (amounts in thousands):

	For the years ended December 31,	
	2003	2002
Shares of Molecular Oncology Stock issuable upon exercise of outstanding options	3,465	2,870
Molecular Oncology designated shares [2]	1,651	1,651
Total shares excluded from the calculation of diluted net loss per share of Molecular Oncology Stock	5,116	4,521

(1) Effective July 1, 2003, in connection with the elimination of our tracking stock structure, we ceased allocating earnings to Genzyme Biosurgery and Genzyme Molecular Oncology. From that date forward, all of our earnings are allocated to Genzyme General. Earnings or losses allocated to Genzyme Biosurgery and Genzyme Molecular Oncology prior to July 1, 2003 remain allocated to those divisions and are not affected by the elimination of our tracking stock structure.

(2) Molecular Oncology designated shares were authorized shares of Molecular Oncology Stock that were not issued and outstanding, but which our board of directors could have issued, sold or distributed without allocating the proceeds to Genzyme Molecular Oncology. Effective July 1, 2003, all shares of Molecular Oncology Stock were cancelled in connection with the elimination of our tracking stock structure.

NOTE C. Mergers and Acquisitions

Acquisition of Verigen AG

In February 2005, we acquired Verigen AG, a private company based in Germany with a proprietary cell therapy product for cartilage repair currently sold in Europe and Australia, for $10.0 million in initial payments and potential payments of up to an aggregate of approximately $40 million over the next six years based upon the achievement of development and commercial milestones relating to regulatory approval and commercialization in the United States for Verigen's MACI and royalties on sales of the product. To date we have acquired approximately 96% of Verigen's shares and anticipate acquiring the remaining shares in the first half of 2005.

Acquisition of Synvisc Sales and Marketing Rights from Wyeth

On January 6, 2005 we consummated an arrangement with Wyeth under which we reacquired the sales and marketing rights to Synvisc in the United States, as well as Germany, Poland, Greece, Portugal and the Czech Republic. In exchange for the sales and marketing rights, we paid a total of $121.0 million in cash to Wyeth in the first quarter of 2005. Additionally, we will make a series of contingent payments to Wyeth based on the volume of Synvisc sales in the covered territories. These additional payments could extend out to June 2012, or could total a maximum of $293.7 million, whichever comes first. Upon closing this transaction, we began to record revenue from sales of Synvisc to end-users in these territories. We will continue to record all of the research and development expenses related to Synvisc and will also now record SG&A expenses related to the additional Synvisc sales force we assumed from Wyeth.

Acquisition of ILEX

In December 2004, we completed our acquisition of ILEX, an oncology drug development company. The ILEX shareholders received 0.4682 of a share of Genzyme Stock for each ILEX share owned. Cash was paid for fractional shares. The transaction had a total value of approximately $1.1 billion, based on ILEX's 39.4 million shares outstanding at the date of acquisition, and our offer price of $55.88, the per share value of Genzyme Stock exchanged in the acquisition. We accounted for the acquisition as a purchase and accordingly, included its results of operations in our consolidated statements of operations from December 20, 2004, the date of acquisition.

The purchase price was allocated to the estimated fair value of the acquired tangible and intangible assets and assumed liabilities as follows (amounts in thousands):

Issuance of 18,457,679 shares of Genzyme Stock	$1,031,485
Issuance of options to purchase 1,736,654 shares of Genzyme Stock	38,440
Acquisition costs	10,728
Total purchase price	$1,080,653
Cash and cash equivalents	$ 121,128
Restricted cash	604
Accounts receivable	13,100
Inventories	16,584
Deferred tax assets – current	27,307
Other current assets	2,896
Property, plant and equipment	2,162
Restricted long-term investments	1,691
Goodwill	478,539
Other intangible assets (to be amortized over 11 to 12 years)	228,627
In-process research and development	254,520
Deferred tax assets – noncurrent	24,983
Other noncurrent assets	1,648
Assumed liabilities:	
Notes payable – short-term	(19,968)
Unfavorable lease liability	(1,610)
Liabilities for exit activities	(5,330)
Income tax payable	(40,852)
Other	(25,376)
Allocated purchase price	$1,080,653

Genzyme Corporation and Subsidiaries – Notes To Consolidated Financial Statements

The purchase price was allocated to the intangible assets acquired and liabilities assumed based on their estimated fair values at the date of acquisition. The excess of the purchase price over the estimated fair value of the assets acquired and liabilities assumed amounted to $478.5 million, which was allocated to goodwill. We expect that substantially all of the amount allocated to goodwill will not be deductible for tax purposes.

The allocation of the purchase price remains subject to potential adjustments, including adjustments for liabilities associated with certain exit activities.

In-Process Research and Development

In connection with our acquisition of ILEX, we acquired IPR&D related to three development projects, Campath (for indications other than B-cell chronic lymphocytic leukemia), Clolar (clofarabine) and tasidotin hydrochloride, formerly referred to as ILX-651.

Campath is a humanized monoclonal antibody that binds to a specific target, CD52, on cell surfaces leading to the destruction of malignant, or cancerous, cells. Campath was launched in May 2001 in the United States and in August 2001 in Europe under the name MabCampath. The product is approved for use in patients with B-cell chronic lymphocytic leukemia who have been treated with alkylating agents and who have failed fludarabine therapy. At the time of acquisition, clinical trials in non-Hodgkin's lymphoma, multiple sclerosis and other cancer and non-cancer indications were being conducted.

Clolar is a next-generation, purine nucleoside antimetabolite that is currently under investigation in pediatric and adult leukemias and solid tumors. In December 2004, after the date of acquisition of ILEX, the FDA granted marketing approval for Clolar for the treatment of children with refractory or relapsed acute lymphoblastic leukemia. At the time of the acquisition, clinical trials for hematologic cancer, solid tumor and additional pediatric acute leukemia indications were being conducted.

Tasidotin is a next-generation synthetic pentapeptide analog of the natural substance dolastatin-15. This product candidate targets tubulin and has been chemically modified to provide improved pharmacological properties over earlier members of its class. ILEX initiated phase 2 clinical trials of tasidotin in late 2003 and 2004 in a variety of indications.

As of the date this transaction closed, none of these projects had reached technological feasibility nor had an alternative future use. Accordingly, we allocated to IPR&D, and charged to expense in our consolidated statements of operations in December 31, 2004, $254.5 million, representing the portion of the purchase price attributable to these projects, of which $96.9 million is attributable to the Campath development projects, $113.4 million is attributable to the clofarabine development projects and $44.2 million is related to the tasidotin development projects.

Management assumes responsibility for determining the IPR&D valuation. The fair value assigned to purchased IPR&D was estimated by discounting, to present value, the cash flows expected to result from each project once it has reached technological feasibility. We used a discount rate of 11% for Campath, 12% for Clolar and 13% for tasidotin and cash flows that have been probability-adjusted to reflect the risks of advancement through the product approval process. In estimating future cash flows, we also considered other tangible and intangible assets required for successful exploitation of the technology resulting from the purchased IPR&D projects and adjusted future cash flows for a charge reflecting the contribution to value of these assets.

Restructuring Plans

In connection with the acquisition of ILEX, we initiated an integration plan to consolidate and restructure certain functions and operations, including the relocation and termination of certain ILEX personnel and the closure of certain ILEX's leased facilities. These costs have been recognized as liabilities assumed in connection with the acquisition of ILEX in accordance with EITF 95-3 and are subject to potential adjustment as certain exit activities are confirmed or refined. The following table summarizes the liabilities established for exit activities related to the acquisition of ILEX (amounts in thousands):

	Employee Related Benefits	Closure of Leased Facilities	Other Exit Activities	Total Exit Activities
Recorded at acquisition date	$4,900	$ 216	$214	$5,330
Payments in 2004	–	(140)	(5)	(145)
Balance at December 31, 2004	**$4,900**	**$ 76**	**$209**	**$5,185**

We expect to pay employee related benefits to the former employees of ILEX through the first quarter of 2006.

We also recorded an estimated tax liability of $40.9 million related to the integration of ILEX.

Acquisition of Physician Services and Analytical Services Business Units of IMPATH

In May 2004, we acquired substantially all of the pathology/oncology testing assets related to the Physician Services and Analytical

Genzyme Corporation and Subsidiaries – Notes To Consolidated Financial Statements

Services business units of IMPATH, a national medical testing provider, for total cash consideration of $215.3 million. We accounted for the acquisition as a purchase and accordingly, included its results of operations related to these business units in our consolidated statements of operations from May 1, 2004, the date of acquisition. The purchase price is subject to adjustment based upon the completion of a post-closing assessment of the working capital of the acquired business units as of April 30, 2004.

The purchase price and the allocation of the purchase price to the estimated fair value of the acquired tangible and intangible assets and assumed liabilities are as follows (amounts in thousands):

Cash paid	$212,094
Acquisition costs	3,183
Total purchase price.	$215,277
Accounts receivable	$ 14,483
Inventory	1,956
Deferred tax assets – current	541
Other current assets	2,524
Property, plant & equipment	15,028
Goodwill	157,516
Other intangible assets (to be amortized over 0.4 to 10 years)	34,760
Deferred tax assets – noncurrent	835
Other non current assets	213
Assumed liabilities:	
Customer credit balances	(6,674)
Unfavorable lease liability	(2,269)
Liabilities for exit activities	(1,470)
Other assumed liabilities	(2,166)
Allocated purchase price	$215,277

The purchase price was allocated to the intangible assets acquired and liabilities assumed based on their estimated fair values at the date of acquisition. The excess of the purchase price over the estimated fair value of the assets acquired and liabilities assumed amounted to $157.5 million, which was allocated to goodwill. Pro forma results are not presented for our acquisition for the pathology/oncology testing assets of IMPATH because the acquisition did not have a significant effect on our results of operations.

In connection with the acquisition of these assets, we initiated an integration plan to consolidate and restructure certain functions and operations, including the relocation and termination of certain personnel and the closure of certain of the facilities leased by these business units of IMPATH. These costs have been recognized as liabilities assumed in connection with the purchase of the IMPATH assets in accordance with EITF Issue No. 95-3, "Recognition of Liabilities in Connection with Purchase Business Combinations."

The following table summarizes the liabilities established for exit activities related to this acquisition (amounts in thousands):

	Employee Related Benefits	Closure of Leased Facilities	Total Exit Activities
Recorded at acquisition date	$1,434	$36	$ 1,470
Payments in 2004	(447)	(4)	(451)
Balance at December 31, 2004	**$ 987**	**$32**	**$1,019**

We expect to pay employee related benefits to former employees of the Physician Services and Analytical Services business units of IMPATH and make payments related to the closure of certain of the facilities leased by these business units through the end of 2005.

Acquisition of Alfigen

In February 2004, we acquired substantially all of the assets of Alfigen, Inc., or Alfigen, a national genetic testing provider based in Pasadena, California, for an aggregate purchase price of $47.5 million in cash. We accounted for the acquisition as a purchase and accordingly, the results of operations of Alfigen are included in our consolidated financial statements from February 21, 2004, the date of acquisition.

The purchase price and the allocation of the purchase price to the estimated fair value of the acquired tangible and intangible assets and assumed liabilities are as follows (amounts in thousands):

Cash paid	$ 47,500
Total purchase price	$ 47,500
Deferred tax assets – current	$ 52
Other current assets	103
Property, plant & equipment	1,244
Goodwill	33,235
Other intangible assets (to be amortized over 5 to 10 years)	13,000
Liabilities for exit activities	(134)
Allocated purchase price	$ 47,500

The purchase price was allocated to the intangible assets acquired and liabilities assumed based on their estimated fair values at the date of acquisition. The excess of the purchase price over the estimated fair value of the assets acquired and liabilities assumed amounted to $33.2 million, which was allocated to goodwill. We will perform an impairment test for the goodwill on a periodic basis in accordance with SFAS No. 142, "Goodwill and Other Intangible Assets." Pro forma results are not presented for the acquisition of substantially all of the assets of Alfigen because the acquisition did not have a significant effect on our results of operations.

In connection with the acquisition of Alfigen, we initiated an integration plan to consolidate and restructure certain functions and operations of Alfigen, including the termination of certain Alfigen

Genzyme Corporation and Subsidiaries – Notes To Consolidated Financial Statements

personnel. These costs have been recognized as liabilities for employee related benefits assumed in connection with the acquisition of the Alfigen assets in accordance with EITF 95-3. The amount of assumed liabilities for employee related benefits was not significant and, as of December 31, 2004, all employee related benefits have been paid to the eligible former employees of Alfigen.

Acquisition of SangStat

In September 2003, we completed an all cash tender offer for the outstanding common stock (and associated preferred stock purchase rights) of SangStat for $22.50 per outstanding SangStat share. The aggregate consideration paid (or set aside) was $636.6 million in cash. We accounted for the acquisition as a purchase. Accordingly, the results of operations of SangStat are included in our consolidated financial statements from September 11, 2003, the day after the expiration of the tender offer.

The purchase price and the allocation of the purchase price to the estimated fair value of the acquired tangible and intangible assets and assumed liabilities are as follows (amounts in thousands):

Cash paid for shares tendered	$602,269
Amount paid for the buyout of options to purchase shares of SangStat common stock	28,269
Acquisition costs	6,021
Total purchase price	$636,559
Cash and cash equivalents	$ 71,253
Marketable securities	28,182
Accounts receivable	25,745
Inventories	33,069
Deferred tax asset current	68,040
Other current assets	4,385
Property, plant and equipment	2,779
Intangible assets (to be amortized over 1.25 to 10 years)	256,000
Goodwill	132,111
In-process research and development	158,000
Other assets	11,438
Assumed liabilities:	
6.5% convertible note due March 29, 2004	(11,267)
Notes payable	(6,965)
Other assumed liabilities	(39,733)
Liabilities for exit activities	(11,067)
Deferred tax liability	(85,411)
Allocated purchase price	$636,559

The purchase price was allocated to the tangible and intangible assets acquired and liabilities assumed based on their estimated fair values at the date of acquisition. The excess of the purchase price over the estimated fair values of the assets acquired and liabilities assumed amounted to $132.1 million, which was allocated to goodwill. We expect that substantially all of the amount allocated to goodwill will not be deductible for tax purposes.

In connection with the acquisition of SangStat, we initiated an integration plan to consolidate and restructure certain functions and operations of SangStat, including the relocation and termination of certain SangStat personnel and the closure of certain of SangStat's leased facilities. These costs have been recognized as liabilities assumed in connection with the purchase of SangStat in accordance with EITF 95-3. The following table summarizes the liabilities established for exit activities related to the acquisition of SangStat (amounts in thousands):

	Employee Related Benefits	Closure of Leased Facilities [1]	Other Exit Activities	Total Exit Activities
Recorded at acquisition date	$ 7,118	$ 2,561	$ 49	$ 9,728
Revision of estimate	1,315	(233)	257	1,339
Payments in 2003	(831)	–	–	(831)
Balance at December 31, 2003	7,602	2,328	306	10,236
Revision of estimate	(455)	(320)	(184)	(959)
Payments in 2004	(5,454)	(1,408)	(122)	(6,984)
Balance at December 31, 2004	**$ 1,693**	**$ 600**	**$ –**	**$ 2,293**

(1) Includes costs associated with the closure of leased facilities in the United States, Germany, Spain and Canada.

We expect to pay employee related benefits through and make payments related to leased facilities through the first half of 2005.

Genzyme Corporation and Subsidiaries – Notes To Consolidated Financial Statements

Pro Forma Financial Summary (Unaudited)

The following pro forma financial summary is presented as if the acquisitions of ILEX and SangStat were completed as of the beginning of each period presented. The pro forma combined results are not necessarily indicative of the actual results that would have occurred had the acquisitions been consummated on those dates, or of the future operations of the combined entities. Material nonrecurring charges related to these acquisitions, such as IPR&D charges of $254.5 million resulting from the acquisition of ILEX and $158.0 million resulting from the acquisition of SangStat are included in the following pro forma financial summary:

	For the years ended December 31,	
	2004	2003
Total revenues	**$2,235,274**	$1,834,907
Net income (loss)	**$ 43,805**	$ (398,708)
Net income (loss) allocated to Genzyme Stock	**$ 43,805**	$ (236,833)
Net income (loss) per share allocated to Genzyme Stock:		
Basic	**$ 0.18**	$ (1.00)
Diluted	**$ 0.17**	$ (1.00)
Weighted average shares outstanding:		
Basic	**246,028**	237,834
Diluted	**252,499**	237,834
Net loss allocated to Biosurgery Stock:		
Net loss allocated to Biosurgery Stock		$ (152,651)
Net loss per share allocated to Biosurgery Stock – basic and diluted		$ (3.76)
Weighted average shares outstanding – basic and diluted		40,630
Net loss allocated to Molecular Oncology Stock:		
Net loss allocated to Molecular Oncology Stock		$ (9,224)
Net loss per share allocated to Molecular Oncology Stock		$ (0.54)
Weighted average shares outstanding – basic and diluted		16,958

NOTE D. Disposition of Assets

Cardiac Device Assets

In June 2003, we sold to Teleflex, for $34.5 million in cash, substantially all of the tangible and intangible assets directly associated with our cardiac devices business, excluding our Fall River, Massachusetts manufacturing facility, the assets related to our FocalSeal product and certain other assets. In addition, Teleflex assumed $6.3 million of trade obligations directly associated with our cardiac devices business. The assets sold had a net carrying value of $68.1 million at the time of the sale. We recorded a net loss of $27.7 million in our consolidated financial statements in June 2003 in connection with this sale. We also recorded a tax benefit of $9.2 million for the reversal of related deferred tax liabilities, which was also recorded in our consolidated statements of operations. Teleflex is leasing the Fall River facility and in August 2004, exercised its option to extend the term of the lease to June 30, 2005.

NOTE E. Derivative Financial Instruments

We use an interest rate swap to mitigate the risk associated with a floating rate lease obligation, and have designated the swap as a cash flow hedge. The notional amount of this swap at December 31, 2004 was $25.0 million. Because the critical terms of the swap agreement correspond to the related lease obligation, there were no amounts of hedge ineffectiveness for any period presented. No gains or losses were excluded from the assessment of hedge effectiveness. We record the differential to be paid or received on the swap as incremental interest expense. The fair value of the swap at December 31, 2004, representing the cash requirements to settle the agreement, was approximately $(1.1) million. The lease obligation that the interest rate swap is associated with matures in the fourth quarter of 2005.

We periodically enter into foreign currency forward contracts, all of which have a maturity of less than three years. These contracts have not been designated as hedges and, accordingly, unrealized gains or losses on these contracts are reported in current earnings. The notional settlement value of foreign currency forward contracts outstanding at December 31, 2004 is $86.4 million. At December 31, 2004, these contracts had a fair value of $4.1 million, representing an unrealized loss. The amount has been recorded in our consolidated statement of operations for the year ended December 31, 2004 and in accrued expenses in our consolidated balance sheet as of December 31, 2004.

NOTE F. Accounts Receivable

Our trade receivables primarily represent amounts due from distributors, healthcare service providers, and companies and institutions engaged in research, development or production of pharmaceutical and biopharmaceutical products. We perform credit evaluations of our customers on an ongoing basis and generally do not require collateral. We state accounts receivable at fair value after reflecting certain allowances. This allowance was $42.4 million at December 31, 2004 and $22.8 million at December 31, 2003.

Genzyme Corporation and Subsidiaries – Notes To Consolidated Financial Statements

NOTE G. Inventories

(Amounts in thousands)	December 31, 2004	2003
Raw materials	**$ 65,000**	$ 53,056
Work-in-process	**79,747**	96,088
Finished products	**148,911**	118,328
Total	**$293,658**	$ 267,472

In June 2003, we sold $21.3 million of inventory related to our cardiac devices business to Teleflex.

In connection with the acquisition of SangStat in September 2003, we acquired $33.1 million of inventory, of which $1.0 million is raw materials, $22.6 million is work in-process and $9.5 million is finished goods. In addition, we acquired $8.0 million of generic cyclosporine inventory that is included in other noncurrent assets in our consolidated balance sheet as of December 31, 2003 because we did not expect to sell this inventory in the twelve months following that date. In the fourth quarter of 2004 we wrote off this $8.0 million of generic cyclosporine inventory because we have exited this market.

In connection with the acquisition of ILEX in December 2004, we acquired $16.6 million of inventory, of which $0.4 million is raw materials and $16.2 million are finished goods.

We capitalize inventory produced for commercial sale, which may result in the capitalization of inventory that has not yet been approved for sale. If a product is not approved for sale, it would likely result in the write-off of the inventory and a charge to earnings. At December 31, 2004, our total inventories included $5.5 million of inventory for Myozyme, which has not yet been approved for sale. In December 2004, we submitted a marketing application for Myozyme in the European Union. At December 31, 2003, our inventory for products not yet approved for sale was not significant.

NOTE H. Property, Plant and Equipment

(Amounts in thousands)	December 31, 2004	2003
Plant and equipment	**$ 657,697**	$ 618,997
Land and buildings	**473,400**	418,481
Leasehold improvements	**203,204**	182,564
Furniture and fixtures	**44,029**	38,772
Construction-in-progress	**429,474**	301,717
	1,807,804	1,560,531
Less accumulated depreciation	**(497,548)**	(409,398)
Property, plant and equipment, net	**$1,310,256**	$1,151,133

Our total depreciation expense was $95.6 million in 2004, $80.2 million in 2003 and $62.5 million in 2002.

We have non-cancelable capital lease obligations related to our new corporate headquarters, certain administrative offices and certain machinery and equipment.

Property, plant and equipment includes the following amounts for assets subject to capital leases (amounts in thousands):

	December 31, 2004
Building – Corporate headquarters in Cambridge, Massachusetts	**$130,221**
Building – Administrative offices in Waltham, Massachusetts	**25,000**
Total	**155,221**
Less accumulated depreciation	**(13,348)**
Assets subject to capital leases, net	**$141,873**

We capitalize costs we have incurred in validating the manufacturing process for products which have reached technological feasibility. As of December 31, 2004, capitalized validation costs, net of accumulated depreciation, were $10.3 million. We have capitalized the following amounts of interest costs incurred in financing the construction of our manufacturing facilities (amounts in millions):

For the years ended December 31,		
2004	2003	2002
$8.7	$6.2	$4.5

The estimated cost of completion for assets under construction as of December 31, 2004 is $233.5 million.

In 2004, due to a change in plans for future manufacturing capacity and research and development facilities, we determined that we will not require all of the space we had been leasing at our facility in Oklahoma City, Oklahoma. As a result, in December 2004, we recorded a charge of $2.1 million to research and development expenses to record the exit costs related to space we have vacated and a charge for impaired assets of $4.5 million to write off the assets related to that specific area of our Oklahoma facility.

During 2001, we began constructing a recombinant protein manufacturing facility adjacent to our existing facilities in Framingham, Massachusetts. During the quarter ended December 31, 2001, we suspended development of this site in favor of developing the manufacturing site we acquired from Pharming N.V. in Geel, Belgium. Throughout 2002, we considered various alternative plans for use of the Framingham manufacturing facility, including contract manufacturing arrangements, and whether the $16.8 million of capitalized engineering and design costs for this facility would be applicable to the future development at this site. In December 2002, due to a change in our plans for future manufacturing capacity requirements, we determined that we would not proceed with construction of the Framingham facility for the foreseeable future. As a result, we recorded a charge in the fourth quarter of 2002 to write off $14.0 million of capitalized engineering and design costs that were specific to the Framingham facility. The remaining $2.8 million of capitalized engineering and design costs were used in the construction of the Belgium manufacturing facility and, accordingly, have been reallocated as a capitalized cost of that facility.

Genzyme Corporation and Subsidiaries – Notes To Consolidated Financial Statements

In 2002, we began a capital expansion program to build HA manufacturing capacity at one of our existing manufacturing facilities in Framingham. We previously manufactured bulk HA at our manufacturing facility in Haverhill, United Kingdom. During the third quarter of 2002, we determined that we had sufficient inventory levels to meet demand until the Framingham facility was completed and validated, which was estimated to be within one year. In connection with this assessment, we concluded that we no longer require the manufacturing capacity at the HA plant in the United Kingdom and recorded an impairment charge of $9.0 million in our consolidated statements of operations to write off the assets at the United Kingdom facility.

NOTE I. Goodwill and Other Intangible Assets

Effective January 1, 2002, we adopted SFAS No. 142, "Goodwill and Other Intangible Assets," which requires that ratable amortization of goodwill and certain intangible assets be replaced with periodic tests of the goodwill's impairment and that other intangible assets be amortized over their useful lives unless these lives are determined to be indefinite.

Cumulative Effect of Change in Accounting for Goodwill

Upon adoption of SFAS No. 142, we tested the goodwill of Biosurgery's cardiothoracic reporting unit in accordance with the transitional provisions of that standard, using the present value of expected future cash flows to estimate the fair value of this former reporting unit. We recorded an impairment charge of $98.3 million, which we reflected as a cumulative effect of a change in accounting for goodwill in our consolidated statements of operations in March 2002.

Goodwill

Effective January 1, 2002, in accordance with the provisions of SFAS No. 142, we ceased amortizing goodwill. The following table contains the changes in our net goodwill during the years ended December 31, 2004 and 2003 (amounts in thousands):

	As of December 31, 2003	Acquisition	Impairment	Adjustments	**As of December 31, 2004**
Renal	$ 76,753	$ –	$ –	$ –	**$ 76,753**
Therapeutics	354,709	–	–	–	**354,709**
Transplant (1)	132,550	–	–	(439)	**132,111**
Biosurgery	7,585	–	–	–	**7,585**
Diagnostic/Genetics (2,3)	49,249	190,751	–	5	**240,005**
Other (3,4)	1,101	478,539	–	113	**479,753**
Goodwill, net	$621,947	$669,290	$ –	$(321)	**$1,290,916**

	As of December 31, 2002	Acquisition	Impairment	Adjustments	As of December 31, 2003
Renal	$ 76,753	$ –	$ –	$ –	$ 76,753
Therapeutics	354,709	–	–	–	354,709
Transplant (1)	–	132,550	–	–	132,550
Biosurgery (5)	110,376	–	(102,791)	–	7,585
Diagnostic/Genetics (3)	49,244	–	–	5	49,249
Other (3)	993	–	–	108	1,101
Goodwill, net	$592,075	$132,550	$(102,791)	$113	$621,947

(1) Represents the goodwill resulting from our acquisition of SangStat in September 2003. We recorded additional adjustments to the goodwill in 2004 related to the finalization of the purchase price allocations and revisions of estimates of liabilities established to exit activities.

(2) Includes $157.5 million of goodwill resulting from our acquisition of certain of the pathology/oncology testing assets of IMPATH in May 2004 and $33.2 million of goodwill resulting from our acquisition of substantially all of the assets of Alfigen in February 2004.

(3) The adjustments to goodwill relate to foreign currency revaluation adjustments for goodwill denominated in foreign currencies.

(4) Addition in 2004 represents the goodwill resulting from our acquisition of ILEX in December 2004.

(5) In connection with our assessment of the value of our Biosurgery reporting unit and the elimination of our tracking stock structure, we determined that the fair value of Biosurgery's net assets was lower than their carrying value, indicating a potential impairment of the goodwill allocated to Biosurgery's orthopaedics reporting unit, which resulted from our acquisition of Biomatrix in December 2000. The fair value was determined by discounting, to present value, the estimated future cash flows of the reporting unit. Based on our analysis, we have concluded that the goodwill assigned to Biosurgery's orthopaedics reporting unit is fully impaired. Accordingly, we recorded a charge for impairment of goodwill of $102.8 million in our consolidated statements of operations in June 2003 to write off the goodwill allocated to Biosurgery's orthopaedics reporting unit.

Genzyme Corporation and Subsidiaries – Notes To Consolidated Financial Statements

We completed the annual impairment tests for the $801.4 million of net goodwill in the third quarter of 2004, as provided by SFAS No. 142, and determined that none of the goodwill allocated to our reporting units was impaired and, therefore, no impairment charges were required. We are required to perform impairment tests under SFAS No. 142 annually and whenever events or changes in circumstances suggest that the carrying value of an asset may not be recoverable.

Other Intangible Assets

The following table contains information on our other intangible assets for the periods presented (amounts in thousands):

	As of December 31, 2004			As of December 31, 2003		
	Gross Other Intangible Assets	**Accumulated Amortization**	**Net Other Intangible Assets**	Gross Other Intangible Assets	Accumulated Amortization	Net Other Intangible Assets
Technology [1]	**$1,011,068**	**$(206,194)**	**$ 804,874**	$ 785,991	$(138,404)	$ 647,587
Patents	**183,360**	**(57,403)**	**125,957**	183,360	(43,413)	139,947
Trademarks	**60,227**	**(20,754)**	**39,473**	58,027	(15,606)	42,421
License fees	**44,789**	**(12,592)**	**32,197**	38,072	(9,400)	28,672
Distribution agreements	**14,075**	**(7,038)**	**7,037**	13,950	(5,294)	8,656
Customer lists [2]	**83,578**	**(25,444)**	**58,134**	38,038	(11,895)	26,143
Other	**11,420**	**(9,693)**	**1,727**	9,200	(6,782)	2,418
Total	**$1,408,517**	**$(339,118)**	**$1,069,399**	$1,126,638	$(230,794)	$895,844

(1) Includes completed technology valued at $224.7 million resulting from our acquisition of ILEX in December 2004. The value assigned to this technology will be amortized over an estimated life of 12 years.

(2) Includes customer lists valued at $34.5 million resulting from our acquisition of certain of the pathology/oncology testing assets of IMPATH in May 2004 and $11.0 million resulting from our acquisition of substantially all of the assets of Alfigen in February 2004. The value assigned to these customer lists will be amortized over a weighted average period of ten years.

All of our other intangible assets are amortized over their estimated useful lives. Total amortization expense for our other intangible assets was:

- $109.5 million for the year ended December 31, 2004;
- $80.3 million for the year ended December 31, 2003; and
- $71.5 million for the year ended December 31, 2002.

The estimated future amortization expense for other intangible assets for the five succeeding fiscal years is as follows (amounts in thousands):

Year ended December 31,	Estimated Amortization Expense
2005	$123,214
2006	114,633
2007	114,633
2008	113,924
2009	110,464

Genzyme Corporation and Subsidiaries – Notes To Consolidated Financial Statements

NOTE J. Investments in Marketable Securities and Strategic Equity Investments

Marketable Securities (amounts in thousands):

	December 31,			
	2004		2003	
	Cost	Market Value	Cost	Market Value
Cash equivalents [1]:				
Corporate notes	**$ 71,339**	**$ 71,345**	$ 24,968	$ 24,970
U.S. Government agencies	**–**	**–**	10,103	10,103
Money market funds	**257,412**	**257,412**	63,526	63,526
Money market funds – restricted cash [2]	**604**	**604**	–	–
	329,355	**329,361**	98,597	98,599
Short-term:				
Corporate notes	**18,674**	**18,866**	95,669	95,819
U.S. Government agencies	**38,179**	**38,134**	1,562	1,576
Non U.S. Government agencies	**–**	**–**	3,085	3,088
U.S. Treasury notes	**14,108**	**13,994**	20,227	20,229
	70,961	**70,994**	120,543	120,712
Long-term:				
Corporate notes	**234,501**	**232,992**	297,749	305,195
U.S. Government agencies	**143,756**	**142,593**	167,256	168,589
Non U.S. Government agencies	**11,912**	**11,929**	21,410	21,708
Fixed income fund	**253**	**253**	–	–
Money market funds – restricted investments [2]	**1,691**	**1,691**	–	–
U.S. Treasury notes	**141,378**	**140,495**	318,689	318,482
	533,491	**529,953**	805,104	813,974
Total cash equivalents, short- and long-term investments	**$933,807**	**$930,308**	$1,024,244	$1,033,285
Investments in equity securities	**$ 98,836**	**$150,253**	$ 98,053	$ 110,620

(1) Cash equivalents are included as part of cash and cash equivalents on our consolidated balance sheets.

(2) In connection with our acquisition of ILEX Oncology in December 2004, we acquired a letter of credit that ILEX maintained in connection with their leased facility in Texas. The letter of credit is 105% collateralized with $2.3 million in restricted cash.

The following table contains information regarding the range of contractual maturities of our investments in debt securities (amounts in thousands):

	December 31,			
	2004		2003	
	Cost	Market Value	Cost	Market Value
Within 1 year	**$400,316**	**$400,355**	$ 219,140	$ 219,311
1–2 years	**236,312**	**235,433**	322,265	325,435
2–10 years	**297,179**	**294,520**	482,839	488,539
	$933,807	**$930,308**	$1,024,244	$1,033,285

Genzyme Corporation and Subsidiaries – Notes To Consolidated Financial Statements

Realized and Unrealized Gains and Losses on Marketable Securities and Investments in Equity Securities

We review the carrying value of each of our strategic investments in equity securities on a quarterly basis for potential impairment. In September 2004, we recorded a $2.9 million impairment charge in connection with our investment in MacroGenics and in June 2003, we recorded a $3.6 million impairment charge in connection with our investment in the common stock of ABIOMED because we considered the decline in value of these investments to be other than temporary. Given the significance and duration of the decline in value of these investments as of September 30, 2004, with respect to our investment in MacroGenics, and as of June 30, 2003, with respect to our investment in ABIOMED, we concluded that it was unclear over what period the recovery of the stock price for these investments would take place, and, accordingly, that any evidence suggesting that the investments would recover to at least our historical cost was not sufficient to overcome the presumption that the current market price was the best indicator of the value of these investments.

At December 31, 2004, our stockholders' equity includes $56.0 million of unrealized gains and $4.6 million of unrealized losses related to our investments in strategic equity securities. The unrealized losses are related to our investment in the common stock of BioMarin. However, based on the following facts, we believe that the decline in market value of BioMarin stock below our costs is considered to be temporary:

- BioMarin has two additional products that are either pending approval or are in very late stages of development;
- BioMarin's management has clear initiatives to maintain or improve the pace of its progress. The recent setbacks relative to BioMarin's inventory and leadership turnover appear to be stabilized resulting in greater investor confidence and stock price improvement;
- in November and December 2004, the price of BioMarin common stock improved and such improvement is currently maintained in 2005 and expected to continue;
- we intend and are able to hold our investment in BioMarin common stock for a period of time sufficient to allow for the anticipated recovery in market value;
- industry analyst reports on BioMarin indicate improved confidence with strong buy rating and target prices in excess of our cost; and
- BioMarin has a strong balance sheet and sufficient liquidity to meet its near term needs.

We record gross unrealized holding gains and losses related to our investments in marketable securities and strategic investments, to the extent they are determined to be temporary, in stockholders' equity. The following table sets forth the amounts recorded:

	December 31,	
	2004	2003
Unrealized holding gains	**$57.1 million**	$26.6 million
Unrealized holding losses	**$9.2 million**	$5.0 million

The following table shows strategic investments in equity securities of unconsolidated entities that we hold as of December 31, 2004 (amounts in thousands):

	December 31, 2004		
	Adjusted Cost	Market Value	Unrealized Gain/(Loss)
ABIOMED, Inc. (1)	$12,185	$ 35,631	$23,446
BioMarin Pharmaceutical Inc. (1)	18,000	13,435	(4,565)
Caduceus Private Investments II, L.P. (2)	1,388	1,388	–
Cambridge Antibody Technology Group plc (1,3)	41,012	63,947	22,935
Cortical Pty Ltd. (2,4)	736	736	–
Dyax Corporation (1)	1,096	4,114	3,018
GTC Biotherapeutics, Inc. (1)	5,811	7,486	1,675
Healthcare Ventures V and VII	2,757	2,757	–
MacroGenics, Inc. (2)	2,138	2,138	–
MPM Bioventures III Q.P., L.P.	2,124	2,124	–
Oxford Bioscience Partners IV LP	3,375	3,375	–
Proquest Investments II, L.P.	3,214	3,214	–
Theravance, Inc. (1)	–	4,908	4,908
ViaCell, Inc. (5)	5,000	5,000	–
Total at December 31, 2004	**$98,836**	**$150,253**	**$51,417**

	December 31, 2003		
(Amounts in thousands)	Adjusted Cost	Market Value	Unrealized Gain/(Loss)
Total at December 31, 2003	$98,053	$110,620	$12,567

(1) Marketable equity securities that have readily determinable market values are stated at market value. We record temporary unrealized gains and losses related to these investments in other comprehensive income.

(2) Equity securities without readily determinable market values and for which we do not exercise significant influence are stated at cost and are periodically reviewed for impairment.

(3) Our investment in CAT is denominated in British pounds sterling. We translated this investment into U.S. dollars at the current exchange rate on December 31, 2004.

(4) Our investment in Cortical Pty Ltd. is in Australian dollars. We translated this investment into U.S. Dollars at the current exchange rate on December 31, 2004.

(5) Our investment in ViaCell, Inc. is stated at cost because as of December 31, 2004, ViaCell had not yet completed its initial public offering.

Cambridge Antibody Technology Group plc

We have a strategic alliance with CAT, a UK-based biotechnology company which we refer to as CAT, for the development and commercialization of human monoclonal antibodies directed against transforming growth factor (TGF)-beta. Prior to September 2003, we owned 307,982 ordinary shares of CAT, which were purchased upon entering into the initial collaboration in September 2000. We purchased 1.8 million ordinary shares of CAT in September 2003 for $15.8 million and an additional 2.5 million ordinary shares in October 2003 for $22.3 million. Following these purchases, we hold approximately 9% of the outstanding shares of CAT at December 31, 2004.

Genzyme Corporation and Subsidiaries – Notes To Consolidated Financial Statements

GTC Biotherapeutics, Inc.

On April 4, 2002, GTC purchased approximately 2.8 million shares of GTC common stock held by us for an aggregate consideration of $9.6 million. We received $4.8 million in cash and a promissory note for the remaining amount. We committed to a 24-month lock-up provision on the remaining 4.9 million shares of GTC common stock held by us, which was approximately 15% of the shares of GTC common stock outstanding as of December 31, 2003. We accounted for our investment in GTC under the equity method of accounting until May 2002, at which point our ownership interest and board representation was reduced below 20% and we did not have any other factors of significant influence. Accordingly, we ceased to have significant influence over GTC and we began accounting for our investment in GTC under the cost method of accounting in June 2002.

We recorded in equity in loss of equity method investments our portion of GTC's results through May 2002. Our recognized portion of GTC's net losses was $1.9 million in 2002. The fair market value of our investment in GTC common stock was $7.5 million at December 31, 2004 and $14.8 million at December 31, 2003.

We provide GTC with certain research and development and administrative services and sublease to GTC laboratory, research and development agreement of $2.9 million in 2003. During 2004, we received approximately $2.0 million from GTC under our other agreements. At December 31, 2004, GTC owed us $2.8 million under these agreements.

Through May 2002, we accounted for our investment in GTC under the equity method of accounting. The following table contains condensed statement of operations data for GTC for the year ended December 31, 2002 (amounts in thousands):

	For the year ended December 31, 2002
Revenues	$ 10,379
Operating loss	(25,909)
Net loss	(24,320)

Dyax Corporation

In May 2002, we extended to Dyax a $7.0 million line of credit. Dyax issued a senior secured promissory note in the principal amount of $7.0 million to us under which it can request periodic advances of not less than $250,000 in principal, subject to certain conditions. Advances under this note bear interest at the prime rate plus 2%, which was 7.25% at December 31, 2004, and are due, together with any accrued but unpaid interest, in May 2005. Dyax may extend the maturity of the note to May 2007 if the collaboration is in effect, no defaults or events of default exist and Dyax satisfies the financial covenants in the note as of the initial maturity date. As of December 31, 2004, Dyax had drawn $7.0 million under the note, which we have recorded as a note receivable-related party in our consolidated balance sheet. We consider Dyax as a related party because the chairman and chief executive officer of Dyax is a member of our board of directors.

In October 1998, we entered into a collaboration agreement with Dyax to develop and commercialize one of Dyax's proprietary compounds for the treatment of chronic inflammatory diseases. In May 2002, we restructured our collaboration agreement with Dyax for the development of the kallikrein inhibitor DX-88. In 2003, we acquired a 49.99% interest in Dyax-Genzyme LLC, formerly known as Kallikrein LLC, our joint venture with Dyax for the development of DX-88 for HAE and other chronic inflammatory diseases. As a result of our adoption of FIN 46, we have consolidated the results of Dyax-Genzyme LLC, which we became a member of in 2003. Our consolidated balance sheet as of December 31, 2004 includes assets of $0.5 million related to Dyax-Genzyme LLC, substantially all of which are included in other current assets. We have recorded Dyax's portion of this joint venture's losses as minority interest in our consolidated statements of operations.

Under the terms of the collaboration agreement, both companies will share development costs of DX-88 for HAE going forward. In addition, Dyax will receive milestone payments from us upon dosing the first HAE patient in a pivotal clinical trial of DX-88 and upon regulatory approvals for the first indication. Dyax will also receive milestone payments from us if DX-88 is approved in additional indications. Contingent upon successful development and receipt of regulatory approvals we will market the product worldwide. Both companies will share equally in profits from sales of DX-88 for HAE and/or other chronic inflammatory diseases. In March 2003, Dyax exercised an option to acquire from us all rights to DX-88 for surgical indications.

NOTE K. Equity Method Investments

The following tables describe:

- the amount of funding we have provided to each equity method investment to date;
- amounts due to us by each equity method investment as of December 31, 2004 for services we provided on behalf of the equity method investment, which we have recorded on our balance sheet as prepaid expenses and other current assets;
- our portion of the losses of each equity method investment for the periods presented, which we have recorded as charges to equity in loss of equity method investments in our consolidated statements of operations; and
- total net losses of each equity method investment for the periods presented.

Genzyme Corporation and Subsidiaries – Notes To Consolidated Financial Statements

(Amounts in millions) Equity Method Investment	Total Funding through December 31, 2004	Receivables as of December 31, 2004
BioMarin/Genzyme LLC	**$ 107.2**	**$ –**
Genzyme AG Research LLC	**21.9**	**–**
Genzyme AG Research LLC II	**8.5**	**–**
Diacrin-Genzyme LLC	**33.3**	**0.2**
Peptimmune, Inc.	**–**	**0.2**
Therapeutic Human Polyclonals, Inc.	**–**	**–**
MG Biotherapeutics LLC.	**10.0**	**2.4**
Totals	**$180.9**	**$2.8**

(Amounts in millions)	Our Portion of the Net Losses from Our Equity Method Investments			Total Losses of Our Equity Method Investments		
Equity Method Investments	**2004**	2003	2002	**2004**	2003	2002
BioMarin/Genzyme LLC	**$ (9.7)**	$(15.2)	$(14.5)	**$(19.3)**	$(29.7)	$(29.6)
Diacrin-Genzyme LLC	**(0.1)**	(0.3)	(0.5)	**(0.2)**	(0.4)	(0.7)
Peptimmune, Inc	**(1.8)**	(0.8)	–	**(14.6)**	(7.5)	–
Therapeutic Human Polyclonals, Inc.	**(1.5)**	(0.4)	–	**(3.9)**	(3.4)	–
GTC Biotherapeutics, Inc.	**–**	–	(1.9)	**–**	–	(24.3)
MG Biotherapeutics LLC	**(2.5)**	–	–	**(5.0)**	–	–
Other	**–**	–	–	**–**	0.1	–
Totals	**$(15.6)**	$(16.7)	$(16.9)	**$(43.0)**	$(40.9)	$(54.6)

Condensed financial information for our equity method investments, excluding GTC, is summarized below:

(Amounts in thousands)	For the years ended December 31, 2004	2003	2002
Revenue	**$ 42,583**	$ 11,540	$ 296
Gross profit	**27,630**	6,816	(7,692)
Operating expenses	**(71,321)**	(47,903)	(22,776)
Net loss	**(43,016)**	(40,907)	(30,321)

(Amounts in thousands)	December 31, 2004	2003
Current assets	**$109,097**	$103,067
Noncurrent assets	**6,184**	1,179
Current liabilities	**19,351**	13,881
Noncurrent liabilities	**1,292**	–

BioMarin/Genzyme LLC

In September 1998, we and BioMarin Pharmaceutical Inc. formed a joint venture, BioMarin/Genzyme LLC, to develop and commercialize Aldurazyme, a recombinant form of the human enzyme alpha-L-iduronidase, used to treat an LSD known as MPS I. BioMarin/Genzyme LLC is owned 50% by BioMarin and one of its wholly owned subsidiaries, which we refer to collectively as the BioMarin Companies, and 50% by us. In connection with the formation of BioMarin/Genzyme LLC, we, the BioMarin Companies and BioMarin/Genzyme LLC entered into a collaboration agreement under which we and the BioMarin Companies granted to BioMarin/Genzyme LLC a world-wide, exclusive, irrevocable, royalty-free right and license or sublicense to develop, manufacture and market Aldurazyme for the treatment of MPS I and other alpha-L-iduronidase deficiencies. All program-related costs for BioMarin/Genzyme LLC are equally funded by BioMarin, on behalf of the BioMarin Companies, and us. We and BioMarin are required to make monthly capital contributions to BioMarin/Genzyme LLC to fund budgeted operating costs. If either BioMarin or Genzyme fails to make two or more of the monthly capital contribution, and the other party does not exercise its right to terminate the collaboration agreement or compels performance of the funding obligation, the defaulting party's (or, in the case of default by BioMarin, the BioMarin Companies') percentage interest in BioMarin/Genzyme LLC and future funding responsibility will be adjusted proportionately.

On April 30, 2003, the FDA granted marketing approval for Aldurazyme as an enzyme replacement therapy for patients with the Hurler and Hurler-Scheie forms of MPS I, and Scheie patients with moderate to severe symptoms. Aldurazyme has been granted orphan drug status in the United States, which generally provides seven years of market exclusivity.

Genzyme Corporation and Subsidiaries – Notes To Consolidated Financial Statements

On June 11, 2003, the European Commission granted marketing approval for Aldurazyme to treat the non-neurological manifestations of MPS I in patients with a confirmed diagnosis of the disease. Aldurazyme has been granted orphan drug status in the European Union, which provides ten years of market exclusivity.

We are commercializing Aldurazyme in the United States and are launching Aldurazyme in the European Union on a country-by-country basis as pricing and reimbursement approvals are obtained. Aldurazyme is manufactured at BioMarin's facility in California and is sent to either our manufacturing facility in Allston, Massachusetts or to a third-party facility for the final filling and finish process.

Our portion of the net losses of BioMarin/Genzyme LLC are included in equity in loss of equity method investments in our consolidated statements of operations.

MG Biotherapeutics LLC

In June 2004, we entered into a collaboration with Medtronic, Inc. for the development of new treatments for heart disease. One aspect of this collaboration involved the formation of MG Biotherapeutics LLC. In June 2004, we made an initial capital contribution of $10.0 million to MG Biotherapeutics LLC, which is included in other noncurrent assets in our consolidated balance sheet as of December 31, 2004.

NOTE L. Accrued Expenses

(Amounts in thousands)	December 31, 2004	2003
Compensation	**$116,328**	$100,894
Purchase accrual	**18,119**	31,883
Bank overdraft	**31,085**	15,651
Income taxes payable	**50,080**	–
Other	**178,531**	118,876
Total accrued expenses	**$394,143**	$267,304

NOTE M. Long-Term Debt and Leases

Long-Term Debt and Capital Lease Obligations

Our long-term debt and capital lease obligations consist of the following (amounts in thousands):

	December 31, 2004	2003
1.25% convertible senior notes due December 2023	**$ 690,000**	$ 690,000
3% convertible subordinated debentures due May 2021	**–**	575,000
6.5% convertible note	**–**	11,275
Revolving credit facility maturing in December 2006	**100,000**	–
Notes payable	**369**	5,042
Capital lease obligations	**150,125**	154,442
	$ 940,494	$1,435,759
Less current portion	**(129,503)**	(20,410)
Total	**$ 810,991**	$1,415,349

Over the next five years, we will be required to repay the following principal amounts on our long-term debt (excluding capital leases) (amounts in millions):

2005	2006	2007	2008	2009	After 2009
$100.4	$–	$–	$690.0	$–	$–

1.25% Convertible Senior Notes

On December 9, 2003, we completed the private placement of $690.0 million in principal of 1.25% convertible senior notes due December 1, 2023. After deducting offering costs of $17.0 million, net proceeds from the offering were approximately $673.0 million. We will pay interest on these notes on June 1 and December 1 each year.

The notes are convertible into shares of Genzyme Stock at an initial conversion rate, subject to adjustment, of 14.0366 shares per $1,000 principal amount of notes (representing an initial conversion price of approximately $71.24 per share) in the following circumstances:

- if the closing sale price of Genzyme Stock for at least 20 consecutive trading days in the 30 consecutive trading day period ending on the trading day immediately preceding the day the notes are surrendered for conversion exceeds 120% of the conversion price in effect on that 30th trading day;
- during the five consecutive trading day period immediately following any 10 consecutive trading day period (the "Note Measurement Period"), if the trading price per $1,000 principal amount of notes on each trading day during the Note Measurement Period was less than 95% of the conversion value of the notes on such trading day, unless the notes are surrendered after December 1, 2018 and the closing sale price of Genzyme Stock on the trading day immediately preceding the day the notes are surrendered is greater than 100% but equal to or less than 120% of the conversion price then in effect;
- if specified corporate transactions have occurred, as provided in the Indenture and terms of the note; or
- if we redeem the notes. We have the right to redeem the notes for cash, in whole or in part, at our sole option on and after December 1, 2008.

Furthermore, on each of December 1, 2008, December 1, 2013 and December 1, 2018, holders of the notes may require us to purchase all or a portion of their notes at a purchase price equal to 100% of the principal amount of notes to be purchased, plus any accrued and unpaid interest to, but excluding, the purchase date. We will pay the purchase price, solely at our option, in cash, shares of Genzyme Stock or a combination of cash and shares of Genzyme Stock, provided that we will pay any accrued and unpaid interest in cash. The shares of Genzyme Stock will be valued at 100% of the average closing sale price of Genzyme Stock for the

Genzyme Corporation and Subsidiaries – Notes To Consolidated Financial Statements

10 trading days immediately preceding, and including, the third business day immediately preceding the purchase date.

Interest expense related to these notes was approximately $12 million in 2004 and was not significant in 2003. The amount in 2004 includes approximately $3 million for amortization of debt offering costs. The fair value of these notes, was $729.7 million at December 31, 2004 and $706.4 million at December 31, 2003.

3% Convertible Subordinated Debentures

On June 1, 2004, we redeemed our outstanding 3% convertible subordinated debentures for $580.1 million, which amount includes $575 million of principal, $4.3 million of premium and $0.8 million of accrued interest. In connection with the redemption, we also recorded a non-cash charge of $5.3 million to interest expense in our consolidated statements of operations in June 2004 to write off the unamortized debt fees incurred with the original issuance of these debentures.

Interest expense related to these debentures was $8.6 million in 2004 and $20.0 million in 2003, which amounts include $1.4 million in 2004 and $2.8 million in 2003 for amortization of debt offering costs. The fair value of these debentures was $582.9 million at December 31, 2003.

6.5% Convertible Note

In connection with our acquisition of SangStat, we assumed an $11.3 million, 6.5% convertible note due and paid on March 29, 2004 in favor of UBS AG London.

Revolving Credit Facility

In December 2003 we entered into a three year $350.0 million revolving credit facility, maturing in December 2006. In June 2004, we drew down $135.0 million under this facility to maintain a certain level of cash balances. In September 2004, we repaid $25.0 million of the outstanding balance and in November we repaid $10.0 million. As of December 31, 2004, $100.0 million in principal remained outstanding under this credit facility. This amount is included in current portion of long-term debt, convertible notes and capital lease obligations in our consolidated balance sheet because we repaid the entire $100.0 million in principal outstanding under the credit facility in January 2005. Borrowings under this credit facility bear interest at LIBOR plus an applicable margin, which was 2.83% at December 31, 2004. The terms of our revolving credit facility include various covenants, including financial covenants, that require us to meet minimum liquidity and interest coverage ratios and to meet maximum leverage ratios. We currently are in compliance with these covenants.

6.9% Convertible Subordinated Note

In connection with our acquisition of Biomatrix, we assumed a 6.9% convertible subordinated note due May 14, 2003 in favor of UBS Warburg LLC. In May 2003, we paid $10.0 million in cash to satisfy this note.

Notes Payable

Notes payable were assumed as follows:

- $20.0 million in connection with our acquisition of ILEX on December 20, 2004 that was subsequently paid on December 31, 2004;
- an aggregate $7.0 million in connection with our acquisition of SangStat in September 2003. We paid $2.0 million in September 2003 and $5.0 million in December 2004 to satisfy these notes;
- $1.6 million in connection with our acquisition of Novazyme in September 2001, which matured and was paid in December 2002; and
- an aggregate $5.4 million in connection with our acquisition of GelTex in December 2000, that matured and were paid in June and September 2002.

Capital Leases

We have non-cancelable capital lease obligations related to certain machinery and equipment, administrative offices and our new corporate headquarters.

Our capital lease obligation related to our administrative offices in Waltham, Massachusetts requires us to make interest-only lease payments of $2.1 million per year through 2005. During the term of the lease, we have the option to purchase the building and improvements for a purchase price equal to the total amount funded by the lessor of $25.0 million, plus accrued and unpaid lease payments, and certain other costs. This aggregate amount is referred to as the Purchase Option Price. At the end of the lease term of October 31, 2005, we have the option to:

- purchase the building and improvements for the Purchase Option Price;
- arrange for the facility to be purchased by a third party; or
- return the building and improvements to the lessor.

In the case of the latter two options, we are contingently liable to the extent the lessor is not able to realize 85% of the Purchase Option Price upon the sale or disposition of the property. The $25.0 million is recorded as part of the current portion of the long-term capital lease obligations at December 31, 2004 and as a long-term capital lease obligation at December 31, 2003.

Our capital lease obligation related to our new corporate headquarters, which we began to occupy in November 2003, requires us to make monthly payments of $1.3 million, which will be adjusted to $1.5 million in 2013. We have recorded the value of the building and related obligations of $130.2 million in our consolidated

Genzyme Corporation and Subsidiaries – Notes To Consolidated Financial Statements

balance sheet. The term of the lease is for fifteen years and may be extended at our option for two successive ten-year periods.

Over the next five years and thereafter, we will be required to pay the following amounts under our non-cancelable capital leases (amounts in millions):

2005	$ 42.1
2006	15.2
2007	15.2
2008	15.2
2009	15.2
Thereafter	146.6
Total lease payments	249.5
Less: interest	(99.4)
Total principal payments	150.1
Less current portion	(29.1)
Total	$121.0

Operating Leases

We lease facilities and personal property under non-cancelable operating leases with terms in excess of one year. Our total expense under operating leases was (amounts in millions):

For the years ended December 31,		
2004	2003	2002
$45.7	$45.7	$35.5

Over the next five years and thereafter, we will be required to pay the following amounts under non-cancelable operating leases (amounts in millions):

2005	2006	2007	2008	2009	After 2009	Total
$40.1	$34.4	$27.2	$21.8	$17.0	$100.9	$241.4

NOTE N. Stockholder's Equity

Common Stock

Through June 30, 2003, we had three outstanding series of common stock. Each series was designed to reflect the value and track the performance of one of our divisions. We refer to each series of common stock as follows:

- Genzyme General Division Common Stock = "Genzyme General Stock;"
- Genzyme Biosurgery Division Common Stock = "Biosurgery Stock;" and
- Genzyme Molecular Oncology Division Common Stock = "Molecular Oncology Stock."

On July 1, 2003, in connection with the elimination of our tracking stock structure, we reclassified the Biosurgery Stock and Molecular Oncology Stock equity accounts into the Genzyme General Stock equity accounts. The elimination of our tracking stock capital structure had no effect on our consolidated net income or loss. On May 27, 2004, our shareholders approved an amendment to our charter that eliminated the designation of separate series of common stock, resulting in 690,000,000 authorized shares of a single series of stock, which we now refer to as Genzyme Stock.

The following tables describe the number of authorized, issued and outstanding shares of our common stock at December 31, 2004 and 2003:

		At December 31, 2004	
Series	**Authorized**	**Issued**	**Outstanding**
Genzyme Stock, $0.01 par value	**690,000,000**	**249,124,534**	**249,018,176**
Undesignated	**–**	**–**	**–**
Total	**690,000,000**	**249,124,534**	**249,018,176**

		At December 31, 2003	
Series	Authorized	Issued	Outstanding
Genzyme General Stock, $0.01 par value	500,000,000	224,716,717	224,610,359
Genzyme Biosurgery Stock, $0.01 par value	100,000,000	–	–
Genzyme Molecular Oncology Stock, $0.01 par value	40,000,000	–	–
Undesignated	50,000,000	–	–
Total	690,000,000	224,716,717	224,610,359

Directors' Deferred Compensation Plan

Each member of our board of directors who is not also one of our employees may defer receipt of all or a portion of the cash compensation payable to him or her as a director and receive either cash or stock in the future. Under this plan, the director may defer his or her compensation until his or her services as a director cease or until another date specified by the director.

Under a deferral agreement, a participant indicates the percentage of deferral to allocate to cash and stock, upon which a cash deferral account and a stock deferral account is established. The cash account bears interest at the rate paid on 90-day Treasury bills with interest payable quarterly. The stock account is for amounts invested in hypothetical shares of Genzyme Stock. These amounts will be converted into shares quarterly at the average closing price of the stock for all trading days during the quarter.

Distributions are paid in a lump sum or in annual installments for up to five years. Payments begin the year following a director's termination of service or, subject to certain restrictions, in a year elected by the participant. As of December 31, 2004, three of the eight eligible directors had accounts under this plan, and two directors are currently participating under this plan. We have reserved 105,962 shares of Genzyme Stock to cover distributions credited

Genzyme Corporation and Subsidiaries – Notes To Consolidated Financial Statements

to stock accounts under the plan. We had not made any stock distributions under this plan as of December 31, 2004. Through December 31, 2004, we made cash distributions totaling $36,255 to one director under the terms of his deferral agreement.

Preferred Stock

	At December 31, 2004			At December 31, 2003		
Series	**Authorized**	**Issued**	**Outstanding**	Authorized	Issued	Outstanding
Series A Junior Participating, $0.01 par value	**3,000,000**	–	–	2,000,000	–	–
Series B Junior Participating, $0.01 par value	–	–	–	1,000,000	–	–
Series C Junior Participating, $0.01 par value	–	–	–	400,000	–	–
Undesignated	**7,000,000**	–	–	6,600,000	–	–
	10,000,000	–	–	10,000,000	–	–

On May 27, 2004, our shareholders approved amendments to our charter that:

- eliminated the Series B and Series C designations of Genzyme preferred stock; and
- increased the authorized amount of our Series A Junior Participating Preferred Stock from 2,000,000 to 3,000,000 shares.

Our charter permits us to issue shares of preferred stock at any time in one or more series. Our board of directors will establish the preferences, voting powers, qualifications, and special or relative rights or privileges of any series of preferred stock before it is issued.

Stock Rights

Under our shareholder rights plan, each outstanding share of Genzyme common stock also represents one preferred stock purchase right for our stock. When the stock purchase rights become exercisable, the holders of our stock will be entitled to purchase one share of Series A Junior Participating Preferred Stock, par value $0.01 per share, for $150.00.

A stock purchase right becomes exercisable either:

- ten days after our board of directors announces that a third party has become the owner of 15% or more of the total voting power of our outstanding common stock combined; or
- ten business days after a third party announces or initiates a tender or exchange offer that would result in that party owning 15% or more of the total voting power of our outstanding common stock combined.

In either case, the board of directors can extend the ten-day delay. These stock purchase rights expire in March 2009.

Equity Plans

The purpose of the 2004 Equity Incentive Plan is to attract, retain and motivate key employees and consultants, upon whose judgment, initiative and efforts the financial success and growth of the business of the company largely depend. The Plan was approved by shareholders in May 2004. All of our employees are eligible to receive grants under the 2004 Equity Incentive Plan. The plan provides for the grant of incentive stock options and nonstatutory stock options. The exercise price of option grants may not be less than the fair market value at the date of grant. Options granted under the plan may not be re-priced without shareholder approval. Each option has a maximum term of ten years. The compensation committee of our board of directors, or its delegate as applicable, determines the terms and conditions of each stock option grant, including who among eligible persons will receive grants, the form of payment of the exercise price, the number of shares granted, the vesting schedule and the terms of exercise. At December 31, 2004, a total of 6,800,000 shares of Genzyme Stock have been reserved for issuance under the 2004 Equity Incentive Plan. There are currently no options outstanding under the plan.

The 2001 Equity Incentive Plan is an amendment and restatement of the 1990 Equity Incentive Plan which was merged into the 2001 Equity Incentive Plan and approved by shareholders in May 2001. The purpose of the plan is to attract and retain key employees and consultants, provide an incentive for them to achieve long-range performance goals, and enable them to participate in our long-term growth. All of our employees are eligible to receive grants under the 2001 Equity Incentive Plan. The plan provides for the grant of incentive stock options and nonstatutory stock options. The exercise price of option grants may not be less than the fair market value at the date of grant. Options granted under the plan may not be re-priced without shareholder approval. Each grant has a maximum term of ten years. The compensation commit-

Genzyme Corporation and Subsidiaries – Notes To Consolidated Financial Statements

tee of our board of directors, or its delegate as applicable, determines the terms and conditions of each option grant, including who among eligible persons will receive option grants, the form of payment of the exercise price, the number of shares granted, the vesting schedule and the terms of exercise. At December 31, 2004, a total of 13,628,558 shares of Genzyme Stock have been reserved for issuance under the plan, with 12,797,900 options outstanding and 830,658 options available for grant.

The purpose of the 1997 Equity Incentive Plan is to attract and retain key employees and consultants, provide an incentive for them to achieve long-range performance goals, and enable them to participate in our long-term growth. All employees capable of contributing significantly to the successful performance of Genzyme, except for our officers and directors, are eligible to receive grants under this plan. The 1997 Equity Incentive Plan provides for the grant of nonstatutory stock options only. The exercise price of option grants may not be less than the fair market value at the date of grant. Option grants have a maximum term of ten years. The compensation committee of our board of directors, or its delegate as applicable, determines the terms and conditions of each option grant, including who among eligible persons will receive option grants, the form of payment of the exercise price, the number of shares granted, the vesting schedule and the terms of exercise. The 1997 Equity Plan was approved by our board of directors in October 1997. At December 31, 2004, a total of 18,911,805 shares of Genzyme Stock have been reserved for issuance under the 1997 Equity Incentive Plan, with 18,700,249 options outstanding and 211,556 options available for grant.

Nonstatutory options to purchase 15,000 shares of Genzyme Stock are granted annually to non-employee members of our board of directors under our 1998 Director Stock Option Plan. These options have an exercise price at fair market value on the date of grant, expire ten years after the initial grant date and vest on the date of the next shareholders meeting following the date of grant. The 1998 Director Stock Option Plan was approved by shareholders in May 1998, and amended by shareholders in May 2001 and May 2004. At December 31, 2004, a total of 786,491 shares of Genzyme Stock have been reserved for issuance under the 1998 Director Stock Option Plan, with 467,753 options outstanding and 318,738 options available for grant.

	Shares Under Option	Weighted Average Exercise Price	Number Exercisable
Genzyme Stock:			
Outstanding at December 31, 2001	25,360,780	$ 27.80	11,815,491
Granted	6,950,890	32.52	
Exercised	(1,204,888)	14.76	
Forfeited and cancelled	(1,244,058)	36.79	
Outstanding at December 31, 2002	29,862,724	$ 29.23	16,002,081
Granted	7,529,838	45.74	
Exercised	(5,998,204)	16.84	
Forfeited and cancelled	(1,260,842)	52.30	
Converted From Biosurgery Stock (1)	401,257	214.76	
Converted From Molecular Oncology Stock (1)	198,855	141.97	
Outstanding at December 31, 2003	30,733,628	$ 37.95	17,779,047
Granted	9,051,690	43.66	
Exercised	(4,663,495)	25.41	
Forfeited and cancelled	(977,102)	55.99	
Outstanding at December 31, 2004	34,144,721	$ 40.66	20,616,197

Genzyme Corporation and Subsidiaries – Notes To Consolidated Financial Statements

	Shares Under Option	Weighted Average Exercise Price	Number Exercisable
Biosurgery Stock:			
Outstanding at December 31, 2001	7,003,870	$12.54	3,783,030
Granted	2,107,453	4.32	
Exercised	(18,373)	6.02	
Forfeited and cancelled	(950,920)	10.34	
Outstanding at December 31, 2002	8,142,030	10.65	4,734,922
Granted	58,550	2.10	
Exercised	–	–	
Forfeited and cancelled	(500,364)	10.27	
Converted to Genzyme Stock (1)	(7,700,216)	10.62	
Outstanding at December 31, 2003 and 2004	–		

	Shares Under Option	Weighted Average Exercise Price	Number Exercisable
Molecular Oncology Stock:			
Outstanding at December 31, 2001	2,774,019	$9.68	1,407,425
Granted	845,811	2.44	
Exercised	(497)	4.68	
Forfeited and cancelled	(68,294)	9.23	
Outstanding at December 31, 2002	3,551,039	7.97	1,990,842
Granted	39,000	2.49	
Exercised	(5,680)	2.33	
Forfeited and cancelled	(153,583)	7.24	
Converted to Genzyme Stock (1)	(3,430,776)	7.97	
Outstanding at December 31, 2003 and 2004	–		

(1) In connection with the elimination of our tracking stock structure, we converted options and warrants to purchase shares of Biosurgery Stock and Molecular Oncology Stock into options and warrants to purchase shares of Genzyme Stock. While the issuance of the replacement options caused a new measurement date, the resulting intrinsic value was not significant.

The total exercise proceeds for all options outstanding at December 31, 2004 was $118.5 million.

The following table contains information regarding the range of option prices for Genzyme Stock as of December 31, 2004:

Range Of Exercise Prices	Number Outstanding as of 12/31/04	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Exercisable: Number Exercisable as of 12/31/04	Exercisable: Weighted Average Exercise Price
$ 0.22–$ 20.59	**4,457,297**	3.10	$ 15.36	4,350,309	$ 15.28
20.61– 32.52	**8,543,914**	6.27	30.25	6,320,507	29.56
32.61– 46.24	**14,064,732**	8.73	44.48	4,597,457	44.20
46.25– 53.47	**5,755,318**	6.64	52.17	4,312,138	52.48
53.56– 2,356.12	**1,323,460**	6.45	101.52	1,035,786	107.61
$ 0.22–$2,356.12	**34,144,721**	7.00	$ 40.66	20,616,197	$ 38.48

Genzyme Corporation and Subsidiaries – Notes To Consolidated Financial Statements

Employee Stock Purchase Plan

Our 1999 Employee Stock Purchase Plan allows employees to purchase our stock at a discount. There are 4,829,391 shares of Genzyme Stock authorized for purchase under the plan as of December 31, 2004, of which 1,565,193 remain available.

We place limitations on the number of shares of stock that can be purchased under the plan in a given year.

The following table shows the shares purchased by employees for the past three years:

Shares Issued	Genzyme Stock	Biosurgery Stock	Molecular Oncology Stock
2002	415,622	283,043	135,900
2003	970,496	202,151	84,143
2004	**1,288,424**	–	–
Available for purchase as of December 31, 2004	**1,565,193**	–	–

Stock Compensation Plans

The disclosure regarding how we account for our five stock-based compensation plans: the 1997 Equity Incentive Plan, the 2001 Equity Incentive Plan, the 2004 Equity Incentive Plan, the 1998 Director Stock Option Plan (each of which are stock option plans) and the 1999 Employee Stock Purchase Plan is included in Note A., "Summary of Significant Accounting Policies – Accounting for Stock-Based Compensation," to our consolidated financial statements.

Purchase Rights

Upon our acquisition of Novazyme in 2001, we assumed certain third parties' rights to purchase Novazyme Series B preferred stock that we converted into rights to purchase 66,846 shares of Genzyme Stock valued at $1.8 million. In connection with the conversion of these rights, we paid cash in lieu of fractional shares, which reduced the number of converted rights to 66,830. The converted rights have an exercise price of $18.20 per right. The aggregate purchase price of the rights at the date of conversion was $1.2 million. These purchase rights expire 15 days following the filing of our first IND application with the FDA for a treatment for Pompe disease utilizing certain technology acquired from Novazyme.

Purchase rights activity is summarized below:

	Genzyme Stock	
	Purchase Rights	Exercise Price
Outstanding at December 31, 2001	20,829	$18.20
Rights exercised	(798)	18.20
Outstanding at December 31, 2002	20,031	18.20
Rights exercised	(4,509)	18.20
Outstanding at December 31, 2003	15,522	18.20
Rights exercised	–	–
Outstanding at December 31, 2004	15,522	18.20

Designated Shares

Prior to June 30, 2003, designated shares were authorized shares of Biosurgery Stock and Molecular Oncology Stock that were not issued and outstanding, but which our board of directors could issue, sell or distribute without allocating the proceeds or benefits to the division that the series of stock tracked. Designated shares were not eligible to receive dividends and could not be voted by us. We created designated shares when we transferred cash or other assets from Genzyme General to Genzyme Biosurgery or Genzyme Molecular Oncology or from other interdivision transactions. As part of the elimination of our tracking stock structure, effective July 1, 2003 all outstanding designated shares of Biosurgery Stock and Molecular Oncology Stock were cancelled. We have reserved for issuance shares of Genzyme Stock to meet potential commitments under our Directors Deferred Compensation Plan and with respect to outstanding options.

Notes Receivable from Shareholders

In connection with the acquisition of Biomatrix, we acquired notes receivable from certain former employees, directors, and consultants. The notes are full-recourse promissory notes that accrue interest at rates ranging from 5.30% to 7.18% and mature at various dates from May 2007 through September 2009, at which point all outstanding principal and accrued interest become payable. There is $13.9 million outstanding of principal and accrued interest at December 31, 2004 that is recorded in shareholders' equity because the notes were originally received in exchange for the issuance of stock.

NOTE O. Commitments and Contingencies

Legal Proceedings

We periodically become subject to legal proceedings and claims arising in connection with our business. We do not believe that there were any asserted claims against us as of December 31, 2004 that will have a material adverse effect on our results of operations, financial condition or liquidity.

Four lawsuits have been filed against us regarding the exchange of all of the outstanding shares of Biosurgery Stock and Molecular Oncology Stock for shares of Genzyme Stock, each of which is a purported class action on behalf of holders of Biosurgery Stock. The first case, filed in Massachusetts Superior Court in May 2003, alleged a breach of the implied covenant of good faith and fair dealing in our charter and a breach of our board of directors' fiduciary duties. The plaintiff in this case sought an injunction to adjust the exchange ratio for the tracking stock exchange. The Court dismissed the complaint in November 2003, but the plaintiff in this case has appealed this dismissal. This appeal was argued before the Massachusetts Appeals Court in March 2005 and we are awaiting the Appeals Court's ruling. Two substantially similar cases were filed in Massachusetts Superior

Genzyme Corporation and Subsidiaries – Notes To Consolidated Financial Statements

Court in August and October 2003. These cases were consolidated in January 2004, and in July 2004, the consolidated case was stayed pending disposition of a fourth case, which was filed in the U.S. District Court for the Southern District of New York in June 2003. This case alleges violations of federal securities laws, common law fraud, and a breach of the merger agreement with Biomatrix in addition to the state law claims contained in the other cases. The plaintiffs are seeking an adjustment to the exchange ratio, the rescission of the acquisition of Biomatrix, and unspecified compensatory damages. We believe each of these cases is without merit and continue to defend against them vigorously.

On March 27, 2003, the OFT in the United Kingdom issued a decision against our wholly-owned subsidiary, Genzyme Limited, finding that Genzyme Limited held a dominant position and abused that dominant position with no objective justification by pricing Cerezyme in a way that excludes other delivery/homecare service providers from the market for the supply of home delivery and homecare services to Gaucher patients being treated with Cerezyme. In conjunction with this decision, the OFT imposed a fine on Genzyme Limited and required modification to its list price for Cerezyme in the United Kingdom. Genzyme Limited appealed this decision to the Competition Appeal Tribunal. On May 6, 2003, the Tribunal issued an order that stayed the OFT's decision, but required Genzyme Limited to provide a homecare distributor a discount of 3% per unit during the appeal process. The Tribunal issued its judgment on Genzyme Limited's appeal on March 11, 2004, rejecting portions of the OFT's decision and upholding others. The Tribunal found that the list price of Cerezyme should not be reduced, but that Genzyme Limited must negotiate a price for Cerezyme that will allow homecare distributors an appropriate margin. These negotiations are ongoing. The Tribunal also reduced the fine imposed by the OFT for violation of U.K. competition laws. In response to the Tribunal's decision, we recorded an initial liability of approximately $11 million in our 2003 financial statements and additional liabilities totaling approximately $3 million during 2004, all of which remain in accrued expenses in our consolidated balance sheet as of December 31, 2004. On April 13, 2004, Genzyme Limited filed an application with the Tribunal for permission to appeal to the High Court. The application is still pending.

In June 2003, we filed suit in U.S. District Court for the District of Massachusetts, as co-plaintiff with Biogen IDEC and Abbott Laboratories against Columbia University seeking a declaration that Columbia's U.S. Patent 6,455,275 is invalid. The patent relates to the manufacture of recombinant proteins in Chinese hamster ovary, or CHO, cells, which are the cells we use to manufacture Cerezyme, Fabrazyme and Thyrogen, and which our joint venture partner BioMarin uses to manufacture Aldurazyme. This new patent was issued by the USPTO in September 2002 from a family of patents and patent applications originally filed in 1980. We are licensed under the patent family for a royalty of 1.5% of sales but, because we were confident that the new patent was mistakenly issued by the USPTO and is invalid, we did not pay the royalty pending the outcome of the litigation. We then received notice from Columbia that we were in breach of our license agreement. A hearing on motions for a summary judgment was scheduled for November 2004; however, Columbia recently rescinded the breach notification and filed with the Court a covenant not to enforce its patent 6,455,275 against any plaintiff in this litigation. In view of this covenant, the Court granted Columbia's motion to dismiss the plaintiff's main claim for lack of subject matter jurisdiction.

We are not able to predict the outcome of these cases or estimate with certainty the amount or range of any possible loss we might incur if we do not prevail in the final, non-appealable determinations of these matters. Therefore, except for approximately $11 million in liabilities established in 2003 and approximately $3 million in additional liabilities arising during 2004 from the Tribunal's decision regarding Cerezyme pricing in the United Kingdom, we have not accrued any amounts in connection with these potential contingencies. We cannot provide you with assurance that the matters listed above, or other legal proceedings, will not have a material adverse impact on our financial condition or results of operations.

NOTE P. Income Taxes

Our income (loss) before income taxes and the related income tax provision (benefit) are as follows:

(Amounts in thousands)	For the years ended December 31, 2004	2003	2002
Domestic	**$103,470**	$(41,764)	$ 92,016
Foreign	**124,226**	46,819	12,195
Total	**$227,696**	$ 5,055	$104,211
Currently payable:			
Federal	**$ 51,742**	$42,928	$ (3,598)
State	**11,769**	8,107	4,249
Foreign	**32,611**	14,611	7,694
Total	**96,122**	65,646	8,345
Deferred:			
Federal	**44,423**	5,738	11,137
State	**(2,255)**	118	(882)
Foreign	**2,879**	1,145	415
Total	**45,047**	7,001	10,670
Provision for (benefit from) income taxes	**$141,169**	$ 72,647	$ 19,015

Genzyme Corporation and Subsidiaries – Notes To Consolidated Financial Statements

Our provisions for income taxes were at rates other than the U.S. federal statutory tax rate for the following reasons:

	For the years ended December 31,		
	2004	2003	2002
Tax provision (benefit) at U.S. statutory rate	**35.0%**	35.0%	35.0%
State taxes, net	**2.8**	114.0	3.2
Extra-territorial income	**(7.1)**	(221.0)	(8.9)
Goodwill impairment	**–**	711.7	–
Charge for purchased research and development	**39.1**	1,094.0	0.6
Benefit of tax credits	**(4.7)**	(343.3)	(15.7)
Foreign rate differential	**(4.4)**	(13.4)	3.8
Other	**1.3**	60.1	0.3
Effective tax rate	**62.0%**	1,437.1%	18.3%

Our effective tax rates for 2004, 2003 and 2002 varied from the U.S. statutory rate as a result of:

- our provision for state income taxes;
- the tax benefits from export sales;
- the impact of the write off of nondeductible goodwill in 2003;
- nondeductible charges for IPR&D recorded in December 2004 and September 2003;
- benefits related to tax credits; and
- the foreign rate differential.

In addition, our overall tax rate has changed significantly due to fluctuations in our income (loss) before taxes, which was $227.7 million in 2004, $5.1 million in 2003 and $104.2 million in 2002.

The components of net deferred tax assets (liabilities) are described in the following table:

	December 31,	
(Amounts in thousands)	**2004**	2003
Deferred tax assets:		
Net operating loss carryforwards	**$ 149,106**	$ 72,001
Tax credits	**30,245**	51,240
Realized and unrealized capital (gains) losses	**(3,575)**	14,469
Inventory	**4,730**	5,505
Intercompany profit in inventory eliminations	**42,559**	45,265
Reserves, accruals and other	**52,883**	32,336
Gross deferred tax assets	**275,948**	220,816
Valuation allowance	**(10,268)**	(10,268)
Net deferred tax assets	**265,680**	210,548
Deferred tax liabilities:		
Depreciable assets	**(22,045)**	(23,538)
Deferred gain	**(898)**	(898)
Intangible assets	**(308,149)**	(258,328)
Net deferred tax liabilities	**$ (65,412)**	$ (72,216)

Our ability to realize the benefit of net deferred tax assets is dependent on our generating sufficient taxable income and capital gain income before net operating loss, capital loss and tax credit carryforwards expire. While it is not assured, we believe that it is more likely than not that we will be able to realize all of our net deferred tax assets. The amount we can realize, however, could be reduced in the near term if estimates of future taxable income during the carryforward period are reduced.

At December 31, 2004, we had for U.S. income tax purposes, net operating loss carryforwards of $417.8 million and tax credit carryforwards of $30.2 million. Our net operating loss carryforwards expire between 2007 and 2023 and the tax credits expire between 2011 and 2024. Ownership changes, as defined under the Internal Revenue Code, may have limited the amount of net operating loss carryforwards which may be utilized annually to offset future taxable income. For foreign purposes, we had net operating loss carryforwards of $9.2 million in 2004, which carryforward indefinitely.

We are currently under IRS audit for tax years 1996 to 1999. We believe that we have provided sufficiently for all audit exposures. A favorable settlement of this audit or the expiration of the statute of limitations on the assessment of income taxes for any tax year may result in a reduction of future tax provisions, which could be significant. Any such benefit would be recorded upon final resolution of the audit or expiration of the statute.

In 2001, the World Trade Organization, or WTO, determined that the tax provisions of the FSC Repeal and Extraterritorial Income Exclusion Act of 2000, or ETI, constitute an export subsidy prohibited by the WTO Agreement on Subsidies and Countervailing Measures Agreement. As a result, in October 2004, the U.S. enacted the American Jobs Creation Act of 2004, or the Act, which repeals the ETI export subsidy for transactions after 2004 with two years of transition relief (2005–2006). The Act also provides a 9% deduction for income from domestic production activities which will be phased in over the years 2005–2010. While we are still evaluating the net impact of this new legislation, we do not expect it to have a material effect on our ongoing effective tax rate.

In addition, the Act creates a temporary incentive for U.S. multinational corporations to repatriate accumulated income earned outside the U.S. While we are still evaluating this provision, we do not expect to benefit from the repatriation provisions under this Act.

NOTE Q. Benefits Plans

Defined Contribution Plans

We have three defined contribution plans:

- the Genzyme Corporation 401(k) Plan, which we refer to as the 401(k) Plan;
- the Genzyme Surgical Products Corporation Savings and Investment Plan, which we refer to as the GSP Plan; and

Genzyme Corporation and Subsidiaries – Notes To Consolidated Financial Statements

- the Biomatrix, Inc. Retirement Plan, which we refer to as the Biomatrix Plan.

The 401(k) Plan was established effective January 1, 1988 to provide a long-range program of systematic savings for eligible employees. Employees of our wholly-owned subsidiaries in the United States of America are eligible to participate in the 401(k) Plan, including employees of the former Deknatel Snowden Pencer, Inc., which we acquired in 1996, who also participate in the GSP Plan and employees of the former Biomatrix, which we acquired in December 2000, who also participate in the Biomatrix Plan. Eligible employees may elect, through salary reduction agreements, to have up to 18% or a maximum of $13,000, through December 31, 2004, and $14,000, effective January 1, 2005, of their eligible compensation contributed on a pre-tax basis to the 401(k) Plan each year on their behalf. We make bi-weekly matching contributions to the 401(k) Plan equal to:

- 100% of the elective contributions made to the 401(k) Plan by each participant to the extent that such elective contributions do not exceed 2% of the participant's eligible compensation for such pay period; and
- 50% of the amount of elective contributions made to the 401(k) Plan by the participant to the extent such elective contributions exceed 2% but do not exceed 6% of the participant's eligible compensation for such pay period.

SG&A includes the following charges related to the 401(k) Plan, representing our matching contributions and an insignificant amount of administrative fees incurred in each year:

- $13.7 million in 2004;
- $10.8 million in 2003; and
- $9.2 million in 2002.

Effective December 31, 2000, the GSP Plan and the Biomatrix Plan were frozen. As of that date, no new contributions from participants or contributions from us have been accepted by either plan and no new participants have been allowed to enter these two plans. Existing participants continue to have full access to their account balances in the GSP Plan and Biomatrix Plan, including the ability to initiate fund transfers among the available investment options, loans and hardship distributions. Effective December 31, 2000, participants in both the GSP Plan and Biomatrix Plan became eligible to participate in the Genzyme 401(k) Plan.

Retirement Plans

In December 2003, the FASB issued SFAS No. 132 (revised) "Employers' Disclosures about Pensions and Other Postretirement Benefits." This statement revises employers' disclosures about pension plans and other postretirement benefit plans. It requires additional disclosures related to the assets, obligations, cash flows, and net periodic benefit cost of defined benefit pension plans and other defined benefit postretirement plans. For U.S. defined benefit pension plans and other defined benefit postretirement plans, SFAS No. 132 (revised) is effective for fiscal years ending after December 15, 2003. Disclosure of information about foreign plans required under SFAS No. 132 (revised) is effective for fiscal years ending after June 15, 2004. The adoption of SFAS No. 132 (revised) did not have a material impact on our disclosures about pensions and other postretirement benefits in 2003, because we only have one U.S. defined benefit plan for the former employees of Deknatel Snowden Pencer, Inc., which has been frozen since December 1995 and is fully funded as of December 31, 2003 and 2004. Disclosure of information about foreign plans required under SFAS No. 132 (revised) is effective for fiscal years ending after June 15, 2004.

We have defined benefit pension plans for certain employees in foreign countries. These plans are funded in accordance with requirements of the appropriate regulatory bodies governing each plan.

The following table sets forth the funded status and amounts recognized for our foreign defined benefit pension plans (amounts in thousands):

	December 31, 2004	2003
Change in benefit obligation:		
Projected benefit obligation, beginning of year	**$ 40,630**	$30,145
Service cost	**2,477**	1,805
Interest cost	**2,316**	1,762
Plan participants' contributions	**1,030**	798
Actuarial loss	**4,176**	2,558
Foreign currency exchange rate changes	**3,715**	3,923
Benefits paid	**(455)**	(361)
Projected benefit obligation, end of year	**$ 53,899**	$40,630
Change in plan assets:		
Fair value of plan assets, beginning of year	**$ 31,826**	$15,639
Return on plan assets	**3,010**	2,862
Employer contribution	**2,266**	9,928
Plan participants' contributions	**1,030**	798
Foreign currency exchange rate changes	**2,793**	2,865
Benefits paid	**(352)**	(266)
Fair value of plan assets, end of year	**$ 40,573**	$31,826
Benefit obligation in excess of plan assets	**$(13,316)**	$ (8,804)
Unrecognized net actuarial loss	**18,298**	13,747
Net amount recognized	**$ 4,982**	$ 4,943

Genzyme Corporation and Subsidiaries – Notes To Consolidated Financial Statements

Amounts recognized in our consolidated balance sheets consist of (amounts in thousands):

	December 31, 2004	2003
Prepaid benefit cost	**$ 9,153**	$ 8,571
Accrued benefit liability	**(4,171)**	(3,628)
Accumulated other comprehensive income	**–**	–
Net amount recognized	**$ 4,982**	$ 4,943

The weighted average assumptions used in determining related obligations of pension benefit plans are shown below:

	December 31, 2004	2003
Weighted average assumptions:		
Discount rate	**4.90%**	5.43%
Rate of compensation increase	**3.50%**	3.50%

The weighted average assumptions used to determine the net pension expense are shown below:

	2004	December 31, 2003	2002
Weighted average assumptions:			
Discount rate	**5.43%**	5.75%	6.00%
Rate of return on assets	**8.00%**	7.00%	6.75%
Rate of compensation increase	**3.50%**	3.52%	3.50%

The components of net pension expense are as follows (amounts in thousands):

	2004	December 31, 2003	2002
Service cost	**$ 2,477**	$ 1,805	$ 1,293
Interest cost	**2,316**	1,762	1,397
Expected return on plan assets	**(3,010)**	(1,326)	(1,203)
Amortization and deferral of actuarial (gain)/loss	**876**	550	154
Net pension expense	**$ 2,659**	$ 2,791	$ 1,641

The projected benefit obligation, accumulated benefit obligation, and fair value of plan assets for pension plans with accumulated benefit obligations in excess of plan assets are as follows (amounts in thousands):

	December 31, 2004	2003
Projected benefit obligation	**$4,269**	$3,463
Accumulated benefit obligation	**3,927**	3,162
Fair value of plan assets	**–**	–

At December 31, 2003, accumulated other comprehensive income includes the reversal of the additional minimum pension liability and related taxes recorded in 2002.

At December 31, 2004 and 2003, plan assets for our foreign defined pension benefit plans consist solely of the assets of our defined pension benefit plan in the United Kingdom, which we refer to as our UK Pension Plan. Defined pension benefit plan assets for our other foreign subsidiaries as of December 31, 2004 and 2003 were not significant.

The investment objective of our UK Pension Plan is to maximize the overall return from investment income and capital appreciation without resorting to a high risk investment strategy. The plan has no employer-related investments. Our UK Pension Plan retains professional investment managers that invest plan assets primarily in equity securities, bonds, property, and cash and other investments, which is consistent with the plan's liability profile. The weighted average asset allocations for our UK Pension Plan at December 31, 2004 and 2003 were as follows:

	December 31, 2004	2003
United Kingdom equity securities	**57%**	43%
Other overseas equity securities	**22%**	19%
Bonds	**10%**	8%
Real estate	**6%**	1%
Other	**5%**	29%
Total	**100%**	100%

Our UK Pension Plan's benchmark asset allocation strategy is to invest plan assets 60% in UK equity securities, 20% in other overseas equity securities, 15% in bonds and 5% in property. The assumption made for the expected return on assets is based on the benchmark allocation strategy for our UK Pension Plan. Returns for individual asset categories are derived from market yields at the effective date, together with, in the case of equity-type assets, allowance for the additional future return expected from such assets compared to fixed interest investments.

Contributions

We expect to contribute approximately $3 million to our UK Pension Plan in 2005.

Genzyme Corporation and Subsidiaries – Notes To Consolidated Financial Statements

Estimated Future Benefit Payments

We expect to pay the following benefit payments for our foreign defined pension benefit plans, which reflect expected future service, as appropriate (amounts in thousands):

	Estimated Future Benefit Payments
2005	$ 758
2006	822
2007	930
2008	1,139
2009	1,238
2010-2014	8,081

NOTE R. Segment Reporting

In accordance with SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information," we present segment information in a manner consistent with the method we use to report this information to our management. Applying SFAS No. 131, we have five reporting segments as described in Note A., "Summary of Significant Accounting Policies – Business," to this Annual Report.

We have provided information concerning the operations of these reporting segments in the following table (amounts in thousands):

	For the years ended December 31,		
	2004	2003	2002
Revenues:			
Renal	**$ 363,720**	$ 281,701	$ 156,864
Therapeutics	**1,114,919**	859,675	675,260
Transplant [1]	**151,363**	44,320	–
Biosurgery	**209,516**	253,292	252,907
Diagnostics/Genetics [1]	**279,121**	190,735	172,810
Other [1]	**79,604**	81,059	68,672
Corporate	**2,902**	3,089	2,959
Total	**$2,201,145**	$1,713,871	$1,329,472
Depreciation and amortization expense:			
Renal	**$ 28,547**	$ 27,418	$ 22,510
Therapeutics	**12,394**	11,798	8,246
Transplant [1]	**36,199**	11,276	–
Biosurgery	**32,785**	35,481	37,943
Diagnostics/Genetics [1]	**22,094**	13,334	10,329
Other [1]	**24,407**	23,272	23,174
Corporate	**48,688**	37,880	31,798
Total	**$ 205,114**	$ 160,459	$ 134,000

	For the years ended December 31,		
	2004	2003	2002
Equity in loss of equity method investments:			
Therapeutics	**$ (9,853)**	$ (15,497)	$ (14,928)
Transplant [1]	**(1,486)**	(449)	–
Biosurgery	**–**	–	–
Diagnostics/Genetics	**–**	–	–
Other	**(2,485)**	–	–
Corporate [2]	**(1,800)**	(797)	(1,930)
Total	**$ (15,624)**	$ (16,743)	$ (16,858)
Income (loss) before income taxes:			
Renal	**$ 107,608**	$ 49,596	$ (18,153)
Therapeutics	**592,197**	404,131	279,824
Transplant [1]	**(27,093)**	(166,204)	–
Biosurgery [3]	**(3,699)**	(160,907)	(66,718)
Diagnostics/Genetics [1]	**(15,465)**	8,626	6,314
Other [1]	**(331,374)**	(81,312)	(73,305)
Corporate [4]	**(94,478)**	(48,875)	(23,751)
Total	**$ 227,696**	$ 5,055	$104,211

(1) Results of operations of companies acquired and amortization of intangible assets related to these acquisitions are included in segment results beginning on the date of acquisition. Charges for IPR&D related to these acquisitions are included in the segment results in the year of acquisition. Acquisitions completed since January 1, 2002 include:

Company Acquired	Date Acquired	Business Segment(s)	IPR&D Charge
ILEX	December 20, 2004	Other	$254.5 million
Pathology/oncology testing assets of IMPATH	May 1, 2004	Diagnostics/ Genetics	None
Alfigen	February 21, 2004	Diagnostics/ Genetics	None
SangStat	September 11, 2003	Transplant	$158.0 million

(2) In 2004 and 2003, represents our portion of the losses of Peptimmune, an equity method investment, effective April 1, 2003. In 2002 represents our portion of the net loss of GTC, an unconsolidated affiliate through May 2002, which we do not specifically allocate to a particular reporting segment.

(3) Includes:

- a $102.8 million charge for the impairment of goodwill recorded in June 2003 to write off the goodwill allocated to Biosurgery's orthopaedics reporting unit;
- a $2.9 million charge for the impairment of our manufacturing facility in Fall River, Massachusetts recorded in June 2003;
- a charge of $8.0 million in September 2003 to write off the tangible and intangible assets related to our FocalSeal product, which we stopped selling in December 2003; and
- $27.7 million for the net loss recorded in connection with the sale of substantially all of the tangible and intangible assets of our cardiac device business to Teleflex in June 2003.

(4) The amount in Corporate for net income consists primarily of interest income, interest expense and other income and expense items that we do not specifically allocate to a particular segment.

Genzyme Corporation and Subsidiaries – Notes To Consolidated Financial Statements

Segment Assets

We provide information concerning the assets of our reporting segments in the following table (amounts in thousands):

	December 31, 2004	2003	2002
Segment Assets [1]:			
Renal [2]	**$ 616,979**	$ 598,164	$ 467,164
Therapeutics	**949,168**	866,676	829,796
Transplant [3]	**408,090**	441,948	–
Biosurgery [4,5]	**294,715**	324,254	539,651
Diagnostics/Genetics [6]	**464,870**	177,740	165,924
Other [7,8]	**971,065**	252,481	254,872
Corporate [3,6,7,8,9]	**2,364,534**	2,343,265	1,835,792
Total	**$6,069,421**	$5,004,528	$4,093,199

(1) Assets for our five reporting segments and Other include primarily accounts receivable, inventory and certain fixed and intangible assets.

(2) In June 2004, we reallocated $50.0 million of property, plant and equipment related to our manufacturing facilities in the United Kingdom from Corporate to our Renal reporting segment. Accordingly, we have also reallocated $46.4 million of assets from Corporate to Renal as of December 31, 2003 to conform the prior year segment asset disclosure to the new presentation of these assets.

(3) In September 2003, we acquired SangStat for cash consideration paid (or set aside) of $636.6 million. Total assets for SangStat as of September 11, 2003, the date of acquisition, include (amounts in millions):

	Amount	Business Segment
Cash and short-term investments	**$ 99.4**	Corporate
Accounts receivable	**25.7**	Transplant
Inventory	**33.1**	Transplant
Deferred tax assets-current	**68.0**	Corporate
Other current assets	**4.4**	Transplant
Property, plant and equipment	**2.8**	Transplant
Goodwill	**132.6**	Transplant
Other intangible assets	**256.0**	Transplant
Other assets	**11.4**	Corporate
Total	**$633.4**	

(4) At December 31, 2003, reflects reductions of:

- $102.8 million for the impairment of goodwill recorded in June 2003 related to the write off of the goodwill allocated to Biosurgery's orthopaedics reporting unit;
- $68.1 million for the sale of substantially all of the tangible and intangible assets of our cardiac device business to Teleflex in June 2003;
- $8.0 million for the write off of the assets associated with our FocalSeal product; and
- $2.9 million for the impairment of our manufacturing facility in Fall River, Massachusetts.

(5) Upon the adoption of SFAS No. 142, we tested the goodwill of Biosurgery's cardiothoracic reporting unit in accordance with the transitional provisions of that standard, using the present value of expected future cash flows to estimate the fair value of this former reporting unit. We recorded an impairment charge of $98.3 million, which we reflected as a cumulative effect of change in accounting for goodwill in our consolidated statements of operations in March 2002.

(6) In February 2004, we acquired substantially all of the assets of Alfigen for cash consideration paid of $47.5 million and in May 2004 we acquired substantially all of the pathology/oncology testing assets of IMPATH for cash consideration of $215.3 million. Total assets for these acquisitions as of their dates of acquisition include (amounts in millions):

	Alfigen	IMPATH	Total	Business Segment
Accounts receivable	$ –	$ 14.5	$ 14.5	Diagnostics/Genetics
Inventories	–	2.0	2.0	Diagnostics/Genetics
Deferred tax asset – current	–	0.5	0.5	Diagnostics/Genetics
Other current assets	0.1	2.5	2.6	Diagnostics/Genetics
Property, plant and equipment	1.2	15.0	16.2	Diagnostics/Genetics
Goodwill	33.2	157.5	190.7	Diagnostics/Genetics
Other intangible assets	13.0	34.8	47.8	Diagnostics/Genetics
Deferred tax asset – noncurrent	–	0.8	0.8	Diagnostics/Genetics
Other assets	–	0.2	0.2	Diagnostics/Genetics
Total	$ 47.5	$227.8	$275.3	

(7) In December 2004, we acquired ILEX for total consideration of $1.1 billion. Total assets for ILEX as of December 20, 2004, the date of acquisition, include (amounts in millions):

	Amount	Business Segment
Cash and cash equivalents	**$121.1**	Corporate
Restricted cash	**0.6**	Corporate
Accounts receivable	**13.1**	Other
Inventories	**16.6**	Other
Deferred tax asset – current	**27.3**	Other
Other current assets	**2.9**	Other/Corporate
Property, plant and equipment	**2.2**	Other
Restricted long-term investments	**1.7**	Corporate
Goodwill	**478.5**	Other
Other intangible assets	**228.6**	Other
Deferred tax assets – noncurrent	**25.0**	Other
Other assets	**1.6**	Other/Corporate
Total	**$919.2**	

(8) In September 2003 we reclassified $80.0 million of cash, cash equivalents, short- and long-term investments related to our drug discovery and development business from Other to Corporate because we consider these to be corporate assets. We have reclassified our segment asset disclosures for 2002 to conform to the current presentation of these assets in 2003.

(9) Includes the assets related to our corporate, general and administrative operations and corporate science activities that we do not allocate to a particular segment, including cash, cash equivalents, short- and long-term investments, net property, plant and equipment and deferred tax assets.

Segment assets for Corporate consist of the following (amounts in thousands):

	December 31, 2004	2003	2002
Cash, cash equivalents, short- and long-term investments	**$1,081,749**	$1,227,460	$1,195,004
Deferred tax assets-current	**160,438**	133,707	115,244
Property, plant & equipment, net	**804,948**	730,107	414,076
Investment in equity securities	**150,253**	110,620	42,945
Other	**167,146**	141,371	68,523
Total	**$2,364,534**	$2,343,265	$1,835,792

Genzyme Corporation and Subsidiaries – Notes To Consolidated Financial Statements

Geographic Segments

We operate in the healthcare industry and we manufacture and market our products primarily in the United States and Europe. Our principal manufacturing facilities are located in the United States, United Kingdom, Switzerland, Ireland, France and Germany. We purchase products from our subsidiaries in the United Kingdom and Switzerland for sale to customers in the United States. We set transfer prices from our foreign subsidiaries to allow us to produce profit margins commensurate with our sales and marketing effort. Our subsidiary in Luxembourg is our primary distributor of therapeutic products in Europe. The following table contains certain financial information by geographic area (amounts in thousands):

	December 31,		
	2004	2003	2002
Revenues:			
United States	**$1,208,184**	$ 971,821	$ 805,492
Europe	**723,102**	544,646	386,928
Other	**269,859**	197,404	137,052
Total	**$2,201,145**	$1,713,871	$1,329,472

	December 31,		
	2004	2003	2002
Long-lived assets:			
United States	**$ 911,279**	$ 897,869	$ 504,850
Europe	**621,951**	449,949	253,103
Other	**4,781**	1,969	1,744
Total	**$1,538,011**	$1,349,787	$ 759,697

Our results of operations are highly dependent on sales of Cerezyme. Sales of this product represented approximately 42% of our product revenue in 2004, approximately 47% of our product revenue in 2003 and approximately 52% of our product revenue in 2002. We manufacture Cerezyme at a single manufacturing facility in Allston, Massachusetts. We sell this product directly to physicians, hospitals and treatment centers as well as through an unaffiliated distributor. Distributor sales of Cerezyme represented 25% of Cerezyme revenue in 2004, 27% in 2003 and 43% in 2002. Sales of Cerezyme to one of our United States distributors represented 5% of our total revenue in 2004, 7% in 2003 and 9% in 2002. We believe that our credit risk associated with trade receivables is mitigated as a result of the fact that this product is sold to a large number of customers over a broad geographic area.

Sales of Renagel represented 18% of our product revenue in 2004 and 2003 and 13% in 2002. Distributor sales of Renagel represented 59% of Renagel revenue in 2004, 62% in 2003 and 72% in 2002.

Genzyme Corporation and Subsidiaries – Notes To Consolidated Financial Statements

NOTE S. Quarterly Results (unaudited)

(Amounts in thousands, except per share amounts)	**1st Quarter 2004**	**2nd Quarter 2004**	**3rd Quarter 2004**	**4th Quarter 2004**
Net revenue	**$491,251**	**$549,588**	**$569,229**	**$591,077**
Operating income (loss)	**102,008**	**127,255**	**146,639**	**(122,989)**
Net income (loss)	**67,894**	**78,176**	**97,799**	**(157,342)**
Income (loss) per share:				
Allocated to Genzyme Stock:				
Basic	**$0.30**	**$0.35**	**$0.43**	**$(0.68)**
Diluted	**$0.29**	**$0.33**	**$0.41**	**$(0.68)**

(Amounts in thousands, except per share amounts)	1st Quarter 2003	2nd Quarter 2003	3rd Quarter 2003	4th Quarter 2003 (1)
Net revenue	$381,859	$418,903	$436,978	$476,131
Operating income (loss)	62,687	(33,875)	(73,462)	75,701
Net income (loss)	45,369	(74,530)	(95,733)	57,302
Income (loss) per share:				
Allocated to Genzyme Stock:				
Basic	$0.29	$0.33	$(0.43)	$0.26
Diluted	$0.28	$0.32	$(0.43)	$0.25
Allocated to Biosurgery Stock:				
Basic and diluted	$(0.29)	$(3.46)	N/A	N/A
Allocated to Molecular Oncology Stock:				
Basic and diluted	$(0.28)	$(0.26)	N/A	N/A

(1) Includes approximately $11 million of additional liabilities arising from the U.K. Competition Appeals Tribunal's decision regarding Cerezyme pricing in the United Kingdom.

Genzyme's European Management Board

Sandford D. Smith
President, Europe and
International Group,
Co-Chair, European
Management Board

Carlo Incerti, M.D.
Head, Research and
Development, Europe
Co-Chair, European
Management Board

Mark R. Bamforth
Senior Vice President,
Corporate Operations

Massimo Boriero, M.D.
Senior Vice President
and General Manager,
Southern European Group

Behruz Eslami, Ph.D.
Vice President,
Regulatory Affairs, Europe

Rutger Lens
Vice President, Finance,
Europe

Michael Quiqueran-Beaujeu
Vice President and General Manager,
Germany and Switzerland

Erik Tambuyzer, Ph.D.
Senior Vice President,
Corporate Affairs, Europe

Frederic Turner
Vice President and General Manager,
France

Philippe Van Holle
Vice President and General Manager,
Northern European Group

International Senior Management Team

Rogerio Vivaldi, M.D.
Vice President and General Manager,
Latin America Group

Dick Meijer
Vice President and General Manager,
Asia Pacific

Joseph Melillo
Vice President and General Manager,
Japan

Tomye Tierney
Vice President and General Manager,
Gaucher Initiative/Emerging Markets

Business Unit Senior Management Team

John P. Butler
President, Renal

Mark J. Enyedy
Senior Vice President and
General Manager, Oncology

Michael W. Heslop
Senior Vice President and
General Manager, Thyrogen

Joseph M. Lobacki
Senior Vice President and
General Manager, Transplant

W. Blair Okita
Senior Vice President,
Therapeutics Manufacturing
and Development

Corporate Officers

Henri A. Termeer
President and
Chief Executive Officer

Mara G. Aspinall
President, Genetics

Mark R. Bamforth
Senior Vice President, Corporate
Operations and Pharmaceuticals

Earl M. Collier, Jr., Esquire
Executive Vice President,
Cardiovascular and Oncology

Zoltan Csimma
Senior Vice President,
Human Resources

Thomas J. DesRosier, Esquire
Senior Vice President,
General Counsel and
Chief Patent Counsel

Richard H. Douglas, Ph.D.
Senior Vice President,
Corporate Development

David D. Fleming
Group Senior Vice President

Georges Gemayel
Executive Vice President,
Therapeutics, Transplant and Renal

James A. Geraghty
Senior Vice President, Cardiovascular

Elliott D. Hillback, Jr.
Senior Vice President,
Corporate Affairs

Alison Lawton
Senior Vice President,
Regulatory Affairs and
Corporate Quality Systems

Evan M. Lebson
Vice President and Treasurer

Roger W. Louis, Esquire
Chief Compliance Officer

Mary McGrane
Vice President,
Government Relations

John M. McPherson, Ph.D.
Senior Vice President,
Cell and Protein R&D

David Meeker, M.D.
President, LSD Therapeutics

Ann Merrifield
President, Genzyme Biosurgery

Richard A. Moscicki, M.D.
Senior Vice President, Medical,
Clinical and Regulatory Affairs;
Chief Medical Officer

Donald E. Pogorzelski
President, Diagnostic Products

Alan E. Smith, Ph.D.
Senior Vice President, Research;
Chief Scientific Officer

Sandford D. Smith
President, International Group

Peter T. Traynor
Vice President and Corporate Controller

Peter Wirth, Esquire
Executive Vice President, Legal,
Corporate Development and Drug Discovery;
Chief Legal Officer; Secretary

Michael S. Wyzga
Executive Vice President, Finance;
Chief Financial Officer;
Chief Accounting Officer

Board of Directors

Henri A. Termeer
Chairman

Constantine E. Anagnostopoulos[*,+], Ph.D.
Managing General Partner,
Gateway Associates; Retired
Corporate Officer, Monsanto Company
*Committees: Audit, Compensation,
and Nominating/Governance*

Douglas A. Berthiaume[*]
Chairman, President and Chief
Executive Officer, Waters Corporation
*Committees: Audit (Chair), Compensation,
and Nominating/Governance*

Henry E. Blair
Chairman, President, and Chief
Executive Officer, Dyax Corporation;
Co-Founder, Genzyme Corporation

Gail K. Boudreaux[*]
President, Blue Cross and
Blue Shield of Illinois
*Committees: Audit and
Nominating/Governance*

Robert J. Carpenter
Chairman and President,
Peptimmune, Inc.; and President,
Boston Medical Investors, Inc.

Charles L. Cooney[*], Ph.D.
Professor of Chemical and
Biochemical Engineering,
Massachusetts Institute of Technology
*Committees: Compensation (Chair),
and Nominating/Governance*

Dr. Victor J. Dzau[*]
Chancellor for Health Affairs and President
and CEO, Duke University Health System
*Committees: Compensation,
and Nominating/Governance*

Connie Mack III[*]
Former U.S. Senator; Chairman,
H. Lee Moffitt Cancer Center;
Senior Policy Advisor, King & Spalding
*Committees: Nominating/Governance
(Chair), and Audit*

[*] Independent Directors
[+] Retiring effective May 26, 2005

Stock Market Information

Effective July 1, 2003, we eliminated our tracking stock capital structure by exchanging shares of Genzyme Biosurgery division stock and Genzyme Molecular Oncology division stock for shares of Genzyme General division stock.

From July 1, 2003 through May 27, 2004, we referred to our single outstanding series of common stock as Genzyme General Stock. At our annual meeting of stockholders on May 27, 2004, our shareholders approved an amendment to our charter that eliminated the designation of separate series of common stock, resulting in 690,000,000 authorized shares of a single series of stock, which we now refer to as Genzyme Stock.

Through June 30, 2003, all three series of our common stock were traded on the over-the-counter market and prices were quoted on The NASDAQ® National Market system under the symbols "GENZ," "GZBX" and "GZMO." Since July 1, 2003, our only outstanding series of common stock has traded under the symbol "GENZ".

As of March 1, 2005, there were 3,514 stockholders of record of Genzyme Stock.

We have never paid any cash dividends on any series of our common stock and we do not anticipate paying cash dividends in the foreseeable future.

The following table sets forth, for the periods indicated, the high and low sale price for each series of our common stock as reported by NASDAQ.

	2003		2004	
	high	low	high	low
Genzyme Stock (1)				
First Quarter	$ 37.90	$ 28.45	$ 58.08	$44.73
Second Quarter	49.71	33.15	49.30	40.67
Third Quarter	52.43	40.26	57.13	44.14
Fourth Quarter	52.45	41.53	59.14	49.25
Biosurgery Stock				
First Quarter	$ 2.65	$ 1.13		
Second Quarter	5.35	1.07		
Molecular Oncology Stock				
First Quarter	$ 2.78	$ 1.06		
Second Quarter	2.83	1.35		

(1) Represents sale price of Genzyme General division tracking stock for the first and second quarters of 2003 and Genzyme Corporation common stock thereafter.

Shareholder Information

Corporate Headquarters
Genzyme Corporation
500 Kendall Street
Cambridge, Massachusetts 02142

Registrar and Transfer Agent
American Stock Transfer and Trust Company, Inc.
59 Maiden Lane
New York, New York 10038
(212) 936-5100

The Transfer Agent is responsible for handling shareholder questions regarding lost stock certificates, address changes, and changes of ownership or name in which shares are held.

Independent Accountants
PricewaterhouseCoopers LLP
Boston, Massachusetts

SEC Form 10-K
A copy of Genzyme Corporation's Annual Report on Form 10-K filed with the Securities and Exchange Commission is available free of charge upon request to Corporate Communications, Genzyme Corp., 500 Kendall Street, Cambridge, Massachusetts 02142.

Annual Meeting
The annual meeting of shareholders will be held on Thursday, May 26, 2005 at 2:00 p.m. at The Boston Marriott Hotel, 2 Cambridge Center, Cambridge, Massachusetts.

The annual meeting will be broadcast live over the internet at our corporate website at http://www.genzyme.com in the investors area.

For More Information

Genzyme's Investor Information Line
1-800-905-4369 (North America)
(703) 797-1866 (elsewhere)
The information line provides recorded messages and a fax-on-demand feature for news releases.

Genzyme Board of Directors
Attn: Secretary
Genzyme Corporation
500 Kendall Street
Cambridge, MA 02142
www.genzyme.com/commitment/governance

Genzyme on the Internet
http://www.genzyme.com


genzyme

Genzyme Corporation
500 Kendall Street
Cambridge, MA 02142
T 617.252.7500 F 617.252.7600
www.genzyme.com